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                                PROXY STATEMENT

INTRODUCTION

     This Proxy Statement is being furnished to the stockholders of Thermo Vision Corporation, a Delaware corporation (the "Company" or "Thermo Vision"), in connection with the solicitation by its Board of Directors (the "Board" or the "Board of Directors") of proxies to be used at a Special Meeting of
stockholders to be held on                ,      , 1999, at 10:00 a.m., at the
offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454, and at any adjournment or adjournments thereof (the "Special Meeting"). A committee of the Board of Directors has fixed the close of business on
            , 1999 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting.

     The Special Meeting has been called to consider and vote on a proposal to approve an Agreement and Plan of Merger dated as of August 25, 1999 (the "Merger Agreement"), which is attached to this Proxy Statement as Appendix A. Pursuant to the Merger Agreement, VIZ Acquisition Corporation (the "Merger Sub"), a newly formed Delaware corporation, will be merged with and into Thermo Vision (the "Merger"), with Thermo Vision being the surviving corporation (the "Surviving Corporation"). Thermo Vision is a majority-owned subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), which in turn is a majority-owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"). The Merger Sub is jointly owned by Thermo Instrument and Thermo Electron, and was organized by Thermo Instrument and Thermo Electron solely to facilitate the Merger.

     In the Merger, each outstanding share of common stock, $.01 par value, of Thermo Vision (the "Common Stock") (other than shares held by stockholders who are entitled to and who have perfected their Dissenters' Rights (as defined below), shares held by Thermo Vision in treasury and shares held by Thermo Instrument and Thermo Electron) will be canceled and converted automatically into the right to receive $7.00 in cash, payable to the holder thereof, without interest. See "THE MERGER." On May 21, 1999, the last trading day prior to the date Thermo Electron first publicly announced a proposal (with no price having been determined) to take Thermo Vision private, the closing price per share of Common Stock reported in the consolidated transaction reporting system was $4.00. On July 12, 1999, the last trading day prior to the public announcement of the financial terms of the proposed Merger, the closing price per share of Common Stock reported in the consolidated transaction reporting system was
$5.50. On             , 1999, the last trading day prior to the printing of this
Proxy Statement, the closing price per share of Common Stock reported in the
consolidated transaction reporting system was $          .

     The directors and officers of Thermo Vision immediately prior to the Merger shall be the initial directors and officers of the Surviving Corporation; however, Thermo Instrument intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and Thermo Instrument's management after the Merger. All options to purchase Common Stock immediately prior to the Merger shall be assumed by Thermo Instrument and converted into options to purchase the common stock, $.10 par value, of Thermo Instrument. See "THE MERGER -- Assumption of Thermo Vision Stock Options by Thermo Instrument."

     Under Delaware law, approval of the Merger Agreement at the Special Meeting will require the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. Thermo Instrument, which owns approximately 78% of the outstanding Common Stock, and Thermo Electron, which owns approximately 3% of the outstanding Common Stock, intend to vote their shares in favor of the Merger Agreement, thus assuring that the Merger Agreement will be approved for purposes of Delaware law. However, pursuant to the Merger Agreement, approval of the Merger will also require the affirmative vote of a majority of the outstanding shares of Common Stock that are voted at the Special Meeting by stockholders other than Thermo Instrument, Thermo Electron and the directors and officers of the Company, Thermo Instrument and Thermo Electron (the "Public Stockholders").
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     The Board of Directors recommends that stockholders vote "FOR" approval and adoption of the Merger Agreement. In considering the recommendation of the Board of Directors with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of the Company have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS -- Conflicts of Interest."

     Stockholders should read and consider carefully the information contained in this Proxy Statement. The consummation of the Merger is subject to certain conditions. Accordingly, even if the stockholders approve the Merger, there can be no assurance that the Merger will be consummated. This Proxy Statement, the Notice of Special Meeting and the enclosed Proxy Card are first being mailed to
stockholders of the Company on or about             , 1999.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE MERGER......................     5
SUMMARY.....................................................     8
  Date, Time and Place of the Special Meeting...............     8
  Purpose of the Special Meeting............................     8
  Record Date and Quorum....................................     8
  Vote Required and Revocation of Proxies...................     8
  Parties to the Merger.....................................     9
  The Merger................................................    10
  Effective Time of the Merger and Payment for Shares.......    10
  Assumption of Thermo Vision Stock Options by Thermo
     Instrument.............................................    10
  The Board's Recommendation................................    11
  Purpose and Reasons of Thermo Instrument and Thermo
     Electron for the Merger................................    11
  Position of Thermo Instrument and Thermo Electron as to
     Fairness of the Merger.................................    12
  Conflicts of Interest.....................................    13
  Certain Effects of the Merger.............................    13
  Stockholder Litigation....................................    14
  Conditions to the Merger, Termination and Expenses........    14
  Federal Income Tax Consequences...........................    15
  Rights of Dissenting Stockholders.........................    15
  Accounting Treatment......................................    16
  Market Prices of Common Stock and Dividends...............    16
SPECIAL FACTORS.............................................    17
  Background of the Merger..................................    17
  The Board's Recommendation................................    21
  Financial Analysis........................................    24
  Purpose and Reasons of Thermo Instrument and Thermo
     Electron for the Merger................................    28
  Position of Thermo Instrument and Thermo Electron as to
     Fairness of the Merger.................................    30
  Conflicts of Interest.....................................    30
  Certain Effects of the Merger.............................    31
  Conduct of Thermo Vision's Business After the Merger......    32
  Conduct of Thermo Vision's Business if the Merger is Not
     Consummated............................................    32
  Stockholder Litigation....................................    32
THE SPECIAL MEETING.........................................    34
  Proxy Solicitation........................................    34
  Record Date and Quorum Requirement........................    34
  Voting Procedures.........................................    34
  Voting and Revocation of Proxies..........................    35
  Effective Time............................................    35
THE MERGER..................................................    36
  Conversion of Securities..................................    36
  Assumption of Thermo Vision Stock Options by Thermo
     Instrument.............................................    37
  Deferred Compensation Plan for Directors..................    37
  Transfer of Shares........................................    37
  Conditions................................................    37
  Representations and Warranties............................    38
  Covenants.................................................    38
  Indemnification and Insurance.............................    39
  Termination, Amendment and Waiver.........................    40
  Source of Funds...........................................    40
  Expenses..................................................    40
  Accounting Treatment......................................    41
  Regulatory Approvals......................................    41
RIGHTS OF DISSENTING STOCKHOLDERS...........................    42
FEDERAL INCOME TAX CONSEQUENCES.............................    45


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BUSINESS OF THE COMPANY.....................................    46
  Overview..................................................    46
  Principal Products and Services...........................    46
  New Products; Research and Development....................    48
  Raw Materials.............................................    48
  Patents, Licenses and Trademarks..........................    48
  Seasonal Influences.......................................    48
  Working Capital Requirements..............................    49
  Dependency on a Single Customer...........................    49
  Backlog...................................................    49
  Government Contracts......................................    49
  Competition...............................................    49
  Environmental Protection Regulations......................    49
  Number of Employees.......................................    49
  Properties................................................    50
SELECTED FINANCIAL INFORMATION and RATIO OF EARNINGS TO
  FIXED CHARGES.............................................    51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    52
  Overview..................................................    52
  Results of Operations.....................................    52
  Liquidity and Capital Resources...........................    54
  Market Risk...............................................    55
  Year 2000.................................................    55
CERTAIN PROJECTED FINANCIAL DATA............................    57
  Projections...............................................    59
RISK FACTORS................................................    60
MANAGEMENT..................................................    64
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................    66
  Principal Stockholder.....................................    66
  Management................................................    66
CERTAIN TRANSACTIONS........................................    68
CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO
  INSTRUMENT AND THERMO ELECTRON............................    71
  The Merger Sub............................................    71
  Thermo Instrument.........................................    71
  Thermo Electron...........................................    71
INDEPENDENT PUBLIC ACCOUNTANTS..............................    71
STOCKHOLDER PROPOSALS.......................................    71
ADDITIONAL INFORMATION......................................    72
AVAILABLE INFORMATION.......................................    72
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................   F-1
                         APPENDICES
APPENDIX A -- Agreement and Plan of Merger..................   A-1
APPENDIX B -- Text of Section 262 of the General Corporation
  Law of the State of Delaware..............................   B-1
APPENDIX C -- Information Concerning Directors and Executive
              Officers of the Company, Thermo Instrument,
              the Merger Sub and Thermo Electron............   C-1
APPENDIX D -- Information Concerning Transactions in the
              Common Stock of the Company...................   D-1


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                     QUESTIONS AND ANSWERS ABOUT THE MERGER

1.  WHEN AND WHERE IS THE THERMO VISION SPECIAL MEETING?

     The Thermo Vision Special Meeting will take place on                ,     ,
1999, at 10:00 a.m., at the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454.

2.  WHAT PROPOSALS ARE THERMO VISION STOCKHOLDERS VOTING ON?

     Thermo Vision stockholders are being asked to approve the Merger Agreement. The Merger Agreement provides that a subsidiary of Thermo Instrument will merge with and into Thermo Vision and, as a result, Thermo Instrument and Thermo Electron will collectively own all of the outstanding Common Stock of Thermo Vision.

3.  WHAT WILL THERMO VISION STOCKHOLDERS RECEIVE IN THE MERGER?

     In the Merger, Thermo Vision stockholders will receive $7.00 in cash per share of Common Stock. The amount of cash consideration to be paid to Thermo Vision stockholders will equal approximately $10.6 million in the aggregate.

     On May 21, 1999, the last trading day prior to the date Thermo Electron first publicly announced a proposal (with no price having been determined) to take Thermo Vision private, the closing price of the Common Stock reported in the consolidated transaction reporting system was $4.00. On July 12, 1999, the last trading day prior to the public announcement of the financial terms of the proposed Merger, the closing price of the Common Stock reported in the
consolidated transaction reporting system was $5.50. On             , 1999, the
last trading day prior to the printing of this Proxy Statement, the closing price of the Common Stock reported in the consolidated transaction reporting
system was $          .

4.  WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

     For federal income tax purposes, each stockholder's receipt of $7.00 per share in the Merger will be treated as a taxable sale of the holder's Common Stock. Each stockholder's gain or loss per share will equal the difference between $7.00 and the stockholder's basis in the share of Common Stock. Thermo Vision stockholders should consult their tax advisors for a full understanding of the tax consequences of the Merger. No gain or loss for federal income tax purposes will be recognized by Thermo Vision, Thermo Instrument or the Merger Sub by reason of the Merger.

5. WHY IS THERMO VISION'S BOARD OF DIRECTORS RECOMMENDING APPROVAL OF THE MERGER AGREEMENT?

     Thermo Vision's Board of Directors believes that the proposed transaction is fair to, and in the best interests of, Thermo Vision and its stockholders, including the Public Stockholders.

6.  WHAT RIGHTS DO STOCKHOLDERS HAVE IF THEY OPPOSE THE MERGER?


     Stockholders who wish to dissent from the Merger may seek appraisal of the fair value of their shares, but only if they strictly comply with all of the procedures under Delaware law that are summarized on pages 43-44 of this Proxy Statement.


7.  WHAT STOCKHOLDER VOTE IS REQUIRED TO APPROVE THE MERGER AGREEMENT?

     Under Delaware law, a majority of the outstanding shares of Common Stock entitled to vote must vote to approve the Merger Agreement. Thermo Instrument and Thermo Electron collectively own approximately 81% of the outstanding Common Stock, and intend to vote in favor of approval of the Merger Agreement. Accordingly, the vote approving the Merger Agreement is assured for Delaware law purposes. Approval of the Merger will also require the affirmative vote of a majority of the outstanding shares of Common Stock voted at the Special Meeting by stockholders other than Thermo Instrument, Thermo Electron and the officers and directors of Thermo Vision, Thermo Instrument and Thermo Electron.

8. WHAT HAPPENS IF I DO NOT INSTRUCT A BROKER HOLDING MY SHARES AS TO HOW TO VOTE THEM OR I ABSTAIN FROM VOTING?

     If your shares are held by a broker as nominee, your broker will not be able to vote your shares without instructions from you. If your broker is unable to vote your shares or if you abstain, it will have the effect of voting against approval of the Merger Agreement under Delaware law; however, Thermo Instrument and Thermo Electron own sufficient shares to satisfy the Delaware law voting requirement for approval of the Merger Agreement. The Merger Agreement also requires approval of the outstanding shares voted at the Special Meeting by stockholders other than Thermo Instrument, Thermo Electron and the officers and directors of Thermo Vision, Thermo Instrument and Thermo Electron. With respect to this voting requirement, broker non-votes and abstentions are not counted as votes cast at the Special Meeting and therefore will reduce the number, but not the percentage, of the affirmative votes necessary for approval of the Merger. In other words, abstentions and broker non-votes will have no effect on the outcome of the minority vote at the Special Meeting.

9.  WHO IS ENTITLED TO VOTE?

     Holders of record of Common Stock at the close of business on
               , 1999, the record date for the Special Meeting, are entitled to vote at the Special Meeting.

10.  WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

     We are working to complete all aspects of the Merger as quickly as possible. If the Merger Agreement is approved by the stockholders, we currently expect the Merger to be completed by December 31, 1999.

11.  WHAT DO I NEED TO DO NOW?

     After you have carefully read this Proxy Statement, please complete, sign and mail your Proxy Card in the enclosed return envelope as soon as possible. That way, your shares can be represented at the Special Meeting. If your shares are held by a broker as nominee, you should receive a Proxy Card from your broker.

     Thermo Vision stockholders must return their Proxy Cards before the Special Meeting in order for their votes to be counted at the Special Meeting.

12.  CAN I CHANGE MY VOTE AFTER I HAVE MAILED IN MY SIGNED PROXY CARD?

     You may change your vote at any time before the vote takes place at the Special Meeting. To do so, you can attend the Special Meeting and vote in person, you can complete and send a new Proxy Card with a later date or you can send a written notice stating you would like to revoke your proxy. The notice should be sent to: Thermo Vision Corporation, c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, Attention:
Corporate Secretary.

13.  SHOULD I SEND IN MY THERMO VISION STOCK CERTIFICATES NOW?

     No. You should continue to hold your certificates for Common Stock. If the Merger Agreement is approved, you will receive a package containing instructions on how to exchange your shares of Common Stock for cash.

14.  WHAT WILL HAPPEN TO THE THERMO VISION STOCK OPTIONS?

     Options to purchase Common Stock outstanding on the effective date of the Merger, whether or not then exercisable, will be assumed by Thermo Instrument and converted into options to purchase the common stock of Thermo Instrument.

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

15.  WHO SHOULD I CALL IF I HAVE ANY ADDITIONAL QUESTIONS?

     You should call Thermo Vision Investor Relations at (781) 622-1111.

16.  WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

     We do not expect to ask you to vote on any other matters at the Special Meeting. If you are voting by proxy, however, we ask that you give the proxies listed in the Proxy Card the power to act in their discretion upon any other matters that may come before the Special Meeting.

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                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement. Stockholders should read this Proxy Statement and its appendices in their entirety before voting.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The Special Meeting of stockholders of Thermo Vision Corporation, a Delaware corporation (the "Company" or "Thermo Vision"), will be held on
               ,             , 1999, at 10:00 a.m., at the offices of Thermo
Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454.

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, the stockholders of the Company will consider and vote on a proposal to approve an Agreement and Plan of Merger dated as of August 25, 1999 (the "Merger Agreement"), which is attached to this Proxy Statement as Appendix A. The Merger Agreement provides that VIZ Acquisition Corporation (the "Merger Sub"), a newly formed Delaware corporation that is a subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), would merge with and into Thermo Vision (the "Merger"). Thermo Vision would be the surviving corporation (the "Surviving Corporation") in the Merger, and each outstanding share of common stock, $.01 par value, of Thermo Vision (the "Common Stock"), other than shares held by stockholders who are entitled to and who have perfected their Dissenters' Rights (as defined below), shares held by Thermo Vision in treasury and shares held by Thermo Instrument and Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), will be converted automatically into the right to receive $7.00 in cash, payable to the holders thereof, without interest (the "Cash Merger Consideration"). See "THE MERGER."

RECORD DATE AND QUORUM

     A committee of the Board of Directors of the Company (the "Board" or the
"Board of Directors") has fixed the close of business on             , 1999 as
the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of stockholders. At the close of business on the Record Date, there were shares of Common Stock outstanding, of which shares were held by stockholders of the Company other than Thermo Instrument, Thermo Electron and the directors and officers of the Company, Thermo Instrument and Thermo Electron (the "Public Stockholders"). The holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions will be counted as shares present and entitled to vote for purposes of determining whether a quorum exists; however, broker non-votes will not be counted as shares present and entitled to vote for purposes of determining whether a quorum exists. See "THE SPECIAL MEETING -- Record Date and Quorum Requirement."

VOTE REQUIRED AND REVOCATION OF PROXIES

     Under Delaware law, holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must vote to approve the Merger Agreement. For the purposes of this vote, a failure to vote, a vote to abstain and a broker non-vote will each have the same legal effect as a vote cast against approval of the Merger Agreement. Thermo Instrument, which owns approximately 78% of the outstanding Common Stock, and Thermo Electron, which owns approximately 3% of the outstanding Common Stock, own enough shares of Common Stock to vote to approve the Merger Agreement under Delaware law without the vote of any other holders of Common Stock and intend to vote their shares in favor of the Merger Agreement. However, the Merger Agreement also requires the affirmative vote of a

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

majority of the outstanding shares of Common Stock that are voted at the Special Meeting by the Public Stockholders. For purposes of this vote, abstentions and broker non-votes will reduce the absolute number, but not the percentage, of affirmative votes necessary to approve the Merger. In other words, abstentions and broker non-votes will not be included in the determination of the outcome of the vote of the Public Stockholders. See "THE SPECIAL MEETING -- Voting Procedures."

     A stockholder who returns a Proxy Card may revoke the proxy at any time before the stockholder's shares are voted at the Special Meeting. The proxy may be revoked by written notice to the Secretary of the Company received prior to the Special Meeting, by executing and returning a later-dated Proxy Card or by voting by ballot at the Special Meeting. See "THE SPECIAL MEETING -- Voting and Revocation of Proxies."

     If a properly executed Proxy Card is submitted and no instructions are given, the shares of Common Stock represented by that proxy will be voted "FOR" the approval of the proposed Merger Agreement.

PARTIES TO THE MERGER

  The Company

     The Company designs, manufactures, and markets a diverse array of photonics products, which are light-based technologies embedded as "enabling technologies" in a wide range of applications, including medical diagnostic and analytical instrumentation; semiconductor manufacturing; X-ray imaging; and physics, chemistry, and biology research. The Company organizes and manages its business by individual functional operating entity. The Company's businesses operate in three segments: Optically Based Instruments and Lasers, Optical Components, and Sensors and Imaging Systems. The Optically Based Instruments and Lasers segment, which consists of the Company's Oriel Instruments Corporation and Laser Science, Inc. subsidiaries and its Thermo Vision Colorado division, manufactures analyzers that combine optical components and signal processors, which are used primarily in research, analytical, and process applications such as semiconductor photolithography. In addition, this segment manufactures pulsed nitrogen lasers, nitrogen laser accessories, pulsed CO(2) lasers, and autosamplers sold as accessories to analytical instruments. The Optical Components segment, which consists of the Company's Corion division and its Hilger Crystals Limited and Thermo Vision Opticon Corporation subsidiaries, manufactures a variety of optical components, including filters and crystals. The Company's optical components are used primarily in medical and analytical instruments and X-ray baggage screening for security purposes. In July 1999, this segment acquired the assets of the non-telecommunications optical filter business of Corning OCA Corporation for a purchase price of $4,000,000. The Sensors and Imaging Systems segment, which consists of the Company's Centro Vision, Inc. and CID Technologies Inc. subsidiaries, manufactures sensors that are primarily used by manufacturers of medical diagnostic and analytical instruments. This segment also designs and markets charge-injection device ("CID") sensors and CID camera systems.

     The principal executive offices of the Company are located at 8 East Forge Parkway, Franklin, Massachusetts 02038, and its telephone number is (508) 553-5000. See "BUSINESS OF THE COMPANY."

  The Merger Sub

     The Merger Sub is a newly formed Delaware corporation organized at the direction of Thermo Instrument for the sole purpose of effecting the Merger and has not conducted any prior business.

     The principal executive offices of the Merger Sub are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000. See "CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO INSTRUMENT AND THERMO ELECTRON."

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

  Thermo Instrument

     Thermo Instrument develops, manufactures and markets analytical instruments used to identify complex chemical compounds, toxic metals and other elements in a broad range of liquids and solids. Thermo Instrument also develops and manufactures instruments used to monitor radioactivity and air pollution; life sciences instruments and consumables; and imaging, inspection, measurement and control instruments. These products are used for multiple applications in a range of industries, including industrial processing, food and beverage production, life sciences research and medical diagnostics.

     The principal executive offices of Thermo Instrument are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000. See "CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO INSTRUMENT AND THERMO ELECTRON."

THE MERGER

     The Merger Agreement provides that subject to satisfaction of certain conditions, the Merger Sub will be merged with and into Thermo Vision, and that following the Merger, the separate existence of the Merger Sub will cease and Thermo Vision will continue as the Surviving Corporation. At the effective time of the Merger, which shall be the date and time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time") (and the date on which the Effective Time occurs being the "Effective Date"), and subject to the terms and conditions set forth in the Merger Agreement, each share of issued and outstanding Common Stock (other than shares as to which Dissenters' Rights (as defined below) are properly perfected and not withdrawn, shares held by Thermo Vision in treasury and shares held by Thermo Instrument and Thermo Electron) will, by virtue of the Merger, be canceled and converted into the right to receive the Cash Merger Consideration. As a result of the Merger, Thermo Vision's Common Stock will no longer be publicly traded and will be 100% owned by Thermo Instrument and Thermo Electron. The aggregate consideration payable in the Merger, assuming no Dissenters' Rights (as defined below) are exercised, is approximately $10.6 million. See "THE MERGER."

EFFECTIVE TIME OF THE MERGER AND PAYMENT FOR SHARES

     The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions of the Merger Agreement. See "-- Conditions to the Merger, Termination and Expenses" and "THE MERGER -- Conditions." Detailed instructions with regard to the surrender of stock certificates, together with a letter of transmittal, will be forwarded to stockholders by the Company's transfer agent, American Stock Transfer & Trust Company (the "Payment Agent"), promptly following the Effective Time. Stockholders should not submit their stock certificates to the Payment Agent until they have received such materials. The Payment Agent will send payment of the Cash Merger Consideration to stockholders as promptly as practicable following receipt by the Payment Agent of their stock certificates and other required documents. No interest will be paid or accrued on the cash payable upon the surrender of stock certificates. See "THE MERGER -- Conversion of Securities." Stockholders should not send any stock certificates to the Company or the Payment Agent at this time.

ASSUMPTION OF THERMO VISION STOCK OPTIONS BY THERMO INSTRUMENT

     At the Effective Time, each outstanding option to purchase shares of Common Stock (each, a "Thermo Vision Stock Option") under the Thermo Vision Equity Incentive Plan (the "Thermo Vision Stock Option Plan"), whether or not exercisable, will be assumed by Thermo Instrument. Each Thermo Vision Stock Option so assumed by Thermo Instrument will continue to have, and be subject to, the same terms and conditions set forth in the Thermo Vision Stock Option Plan immediately prior to the Effective Time, except that (i) each Thermo Vision Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of common stock, $.10 par value per share, of

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Thermo Instrument ("Thermo Instrument Common Stock") equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Thermo Vision Stock Option immediately prior to the Effective Time multiplied by a fraction (the "Exchange Ratio"), the numerator of which is the Cash Merger Consideration and the denominator of which is the closing price (the "Closing Price") of Thermo Instrument Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system, rounded down to the nearest whole number of shares of Thermo Instrument Common Stock, and (ii) the per share exercise price for the shares of Thermo Instrument Common Stock issuable upon exercise of each such assumed Thermo Vision Stock Option will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Thermo Vision Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.


THE BOARD'S RECOMMENDATION


     On July 12, 1999, the Board of Directors held a meeting to consider and discuss the proposed transaction. At the meeting the Board reviewed and evaluated a financial analysis prepared by the chief financial officer of the Company, Thermo Instrument and Thermo Electron and his staff and discussed and analyzed the terms of the proposed Merger Agreement. Following this discussion, the Board of Directors unanimously approved the Merger Agreement, declared its advisability and recommended that the stockholders of the Company approve the Merger Agreement. See "SPECIAL FACTORS - Financial Analysis." In connection with its recommendation, the Board determined that the Merger Agreement was both substantively and procedurally fair to the Public Stockholders. In reaching its decision to recommend approval of the Merger Agreement, the Board also considered factors set forth elsewhere in this Proxy Statement. See "SPECIAL FACTORS -- The Board's Recommendation."

     In considering the recommendation of the Board of Directors with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of the Company have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS -- Conflicts of Interest."

     The Board unanimously recommends that the Thermo Vision stockholders vote "FOR" approval of the Merger Agreement.

PURPOSE AND REASONS OF THERMO INSTRUMENT AND THERMO ELECTRON FOR THE MERGER


     The purpose of Thermo Instrument and Thermo Electron for engaging in the transactions contemplated by the Merger Agreement is for Thermo Instrument to acquire all of the outstanding shares of Common Stock, other than the shares held by Thermo Electron. In determining to acquire such shares of Common Stock at this time, Thermo Instrument and Thermo Electron considered the following factors: (i) recent public capital market trends affecting micro-cap companies;
(ii) the latest market trends in the product markets in which the Company competes, primarily the cyclicality of the semiconductor industry; (iii) the debt owed by the Company to, primarily, Thermo Electron; (iv) the reduction in the amount of public information available to competitors about Thermo Vision's business that would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission"), (v) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations; (vi) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron and Thermo Instrument anticipate could result in savings of approximately $450,000 per year, including fees for an audit by an independent accounting firm and legal fees; and (vii) the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.

     Thermo Instrument and Thermo Electron also considered the advantages and disadvantages of certain alternatives to taking Thermo Vision private, including
(i) selling their respective equity interests in the Company and (ii) leaving Thermo Vision as a public majority-owned subsidiary of Thermo Instrument. The first alternative, of selling Thermo Electron's and Thermo Instrument's respective equity interests in the Company, was briefly considered by Thermo Electron management, but it was not an alternative that was pursued at length, given that Thermo Electron did not want to sell, and did not want Thermo Instrument to sell, its equity interest in the Company, but rather intended to retain the Company as a part of the larger Thermo Instrument operating unit. The advantages to leaving Thermo Vision as a majority-owned, public subsidiary of Thermo Instrument which were considered by Thermo Electron included (i) the ability of Thermo Instrument to invest the cash that would be required to buy the minority stockholder interest in Thermo Vision for other purposes and (ii) maintaining the potential access Thermo Vision has to capital in the public markets as a public company. The disadvantages to leaving Thermo Vision as a majority-owned, public subsidiary which were considered by Thermo Electron included (i) the burden on Thermo Vision of its debt owed, primarily, to Thermo Electron, (ii) the costs associated with being a public company, including those relating to reporting obligations and public and investor relations functions and (iii) the public information available to competitors about Thermo Vision's business as a result of its filing obligations with the Commission. Thermo Electron and Thermo Instrument ultimately concluded that the advantages of leaving Thermo Vision as a majority-owned, public subsidiary of Thermo Instrument were outweighed by the disadvantages of doing so, and accordingly that alternative was also rejected.



     Thermo Instrument and Thermo Electron considered the number of Thermo Vision shares held by the Public Stockholders, recent trends in the price of the Common Stock and the relative lack of liquidity for the Common Stock. Thermo Instrument and Thermo Electron also reviewed the net overall cost of the transaction and its benefits. Thermo Instrument also explored alternative uses for the cash proposed to be used for this transaction. After consideration of these various factors, Thermo Instrument decided to make a proposal to Thermo Vision to acquire for cash, through a merger, all of the outstanding shares of Common Stock that it and Thermo Electron did not own at a price of $7.00 per share, which represented a premium of (i) approximately 75% over the closing price of the Common Stock reported in the consolidated transaction reporting system on May 21, 1999, the last trading day immediately prior to Thermo Electron's first public announcement of a proposal (with no price having been determined) to take Thermo Vision private and (ii) approximately 27% over the closing price of the Common Stock reported in the consolidated transaction reporting system on July 12, 1999, the last trading day immediately prior to the public announcement of the financial terms of Thermo Instrument's proposal. Thermo Instrument proposed to structure the transaction as a cash merger in order to transfer ownership of the equity interest in the Company in a single transaction and provide the stockholders other than Thermo Instrument and Thermo Electron with prompt payment in cash in exchange for their shares. See "SPECIAL FACTORS -- Purpose and Reasons of Thermo Instrument and Thermo Electron for the Merger."


     Thermo Electron beneficially owns, in the aggregate, directly and indirectly through Thermo Instrument, approximately 81% of the outstanding Common Stock. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Principal Stockholder."

POSITION OF THERMO INSTRUMENT AND THERMO ELECTRON AS TO FAIRNESS OF THE MERGER

     Thermo Instrument and Thermo Electron considered the analyses and findings of the Thermo Vision Board (i) with respect to the fairness, from a financial point of view, of the consideration of $7.00 per share in cash payable under the Merger Agreement to the Public Stockholders (see "SPECIAL FACTORS -- Financial Analysis") and (ii) with respect to the fairness of the terms of the Merger Agreement to the Public Stockholders (see "SPECIAL FACTORS -- The Board's Recommendation"). As of the date of the Merger Agreement, each of Thermo Instrument and Thermo Electron adopted the analyses and findings of the Thermo Vision Board with respect to the fairness of the Merger. Based on the analyses and findings of the Thermo Vision Board, Thermo Instrument and Thermo Electron believe that the Merger is both procedurally and substantively fair to the Public Stockholders and that the Cash

Merger Consideration is fair to the Public Stockholders from a financial point of view. Neither Thermo Instrument nor Thermo Electron attached specific weights to any factors in reaching its respective belief as to fairness. Thermo Instrument and Thermo Electron are not making any recommendation as to how the Public Stockholders should vote on the Merger Agreement. See "SPECIAL FACTORS -- Position of Thermo Instrument and Thermo Electron as to Fairness of the Merger."

     The Public Stockholders should be aware that certain officers and directors of Thermo Instrument and Thermo Electron are also officers and directors of the Company and have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS -- Conflicts of Interest." Thermo Instrument and Thermo Electron considered these potential conflicts of interest and based in part thereon, Thermo Instrument's proposed offer was conditioned on, among other things, the approval of the Merger Agreement by an affirmative vote of a majority of the Public Stockholders voting on the transaction at the Special Meeting. See "THE MERGER - Conditions."

CONFLICTS OF INTEREST

     In considering the recommendation of the Board with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of Thermo Vision have interests in connection with the Merger that present them with actual or potential conflicts of interest, which are described in more detail under "SPECIAL FACTORS -- Conflicts of Interest."

  The Thermo Vision Directors and Executive Officers


     The members of the Board of Directors and executive officers of Thermo Vision own in the aggregate 24,460 shares of Common Stock and will receive a payment for their shares of Common Stock in the aggregate amount of $171,220 upon consummation of the Merger. In addition, such Board members and executive officers hold options to acquire an aggregate of 154,000 shares of Common Stock, with exercise prices ranging from $2.73 to $7.50, which will be assumed by Thermo Instrument and converted into options to acquire shares of Thermo Instrument Common Stock on the same terms as all the other holders of Thermo Vision Stock Options. See "THE MERGER -- Assumption of Thermo Vision Stock Options by Thermo Instrument." Further, deferred units equal to 601 shares of Common Stock have accumulated under the Company's deferred compensation plan for directors for the benefit of Dr. Elias P. Gyftopoulos, which units will be converted into the right to receive the Cash Merger Consideration per unit for an aggregate cash payment of $4,207. See "THE MERGER -- Deferred Compensation Plan for Directors." Such Board members and executive officers also beneficially own shares of common stock of Thermo Instrument and Thermo Electron as set forth in more detail under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Management." Further, certain members of the Board and certain executive officers hold directorship or officer positions with Thermo Instrument and/or Thermo Electron. See "MANAGEMENT."


  Indemnification and Insurance

     The Merger Agreement provides that for a period of six years after the Effective Time, Thermo Instrument will, and will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of Thermo Vision, pursuant to Thermo Vision's Certificate of Incorporation and Bylaws, each as in effect immediately prior to the Effective Time, to those individuals who were directors or officers of Thermo Vision at the Effective Time. In addition, the directors and officers of the Company will be provided with continuing directors' and officers' liability insurance coverage for a period of six years following the Merger, subject to certain limitations. See "SPECIAL FACTORS -- Conflicts of Interest" and "THE MERGER -- Indemnification and Insurance."

CERTAIN EFFECTS OF THE MERGER

     As a result of the Merger, the entire equity interest in the Company will be beneficially owned by Thermo Electron, directly and indirectly through Thermo Instrument. Thermo Electron and Thermo

Instrument will have complete control over the conduct of the Company's business and will have 100% interest in the net book value and net earnings of the Company and any future increases in the value of the Company. Thermo Instrument's and Thermo Electron's combined ownership of the Company prior to the transaction contemplated herein aggregated approximately 81%. Upon completion of this transaction, Thermo Instrument's and Thermo Electron's aggregate interest in the Company's net book value of $32,205,000 on July 3, 1999 and net earnings of $221,000 and $92,000 for the year ended January 2, 1999 and the six months ended July 3, 1999, respectively, would increase from approximately 81% of such amounts to 100% of such amounts. The Public Stockholders will no longer have any interest in, and will not be stockholders of, Thermo Vision and therefore will not participate in Thermo Vision's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. Certain other rights of the Public Stockholders as stockholders of the Company will terminate by virtue of the Merger. See "SPECIAL FACTORS -- Certain Effects of the Merger." Instead, the stockholders of the Company other than Thermo Instrument, Thermo Electron and holders who perfect their Dissenters' Rights (as defined below) will have the right to receive the Cash Merger Consideration for each share held.


     In addition, the Common Stock will no longer be traded on the American Stock Exchange (the "AMEX") and price quotations with respect to sales of shares in the public market will no longer be available. The registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated, and this termination will eliminate the Company's obligation to file periodic financial and other information with the Commission and will make most other provisions of the Exchange Act inapplicable. See "SPECIAL FACTORS -- Certain Effects of the Merger."

STOCKHOLDER LITIGATION


     On July 15, 1999, a putative class action was filed in the Court of Chancery of the State of Delaware in and for New Castle County by a stockholder of the Company. The complaint names the Company, Thermo Instrument and certain directors of the Company as defendants and alleges, among other things, that the defendants violated their fiduciary and other common law duties owed to the plaintiff and the other stockholders of the Company other than the named defendants and the affiliates of the named defendants because the proposed price of $7.00 per share to be paid to the Company's stockholders under the terms of the proposed Merger Agreement is allegedly unfair and grossly inadequate. The complaint alleges that Thermo Instrument has breached its fiduciary duty to treat the Public Stockholders with entire fairness in the proposed Merger by allegedly seeking to "freeze out" the Public Stockholders in a coercive transaction at an unfair price. The complaint states that, in the plaintiff's view, the intrinsic value of the Common Stock is materially greater than the Cash Merger Consideration, and that, as a result of the Merger, Thermo Instrument will profit at the Public Stockholders' expense. The complaint requests that the Court of Chancery declare that the action is a proper class action, direct that the defendants account to the plaintiff and the other members of the putative class for all damages to be suffered by them and account for all profits and any special benefits Thermo Instrument obtains as a result of the alleged wrongdoing of the defendants, award attorneys' fees and costs, and grant such other relief as may be just and proper. On September 8, 1999, the Company, Thermo Instrument and the individual defendants filed an answer to the complaint, in which they deny that there has been any violation of law or breach of any duty to the plaintiff or the purported class set forth in the complaint. The parties are currently conducting discovery. See SPECIAL FACTORS - Stockholder Litigation."


CONDITIONS TO THE MERGER, TERMINATION AND EXPENSES

     Each party's obligation to effect the Merger is subject to satisfaction of a number of conditions, including with respect to one or both parties: (i) the Merger Agreement shall have been approved and adopted by the affirmative vote of
(a) the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon in accordance with the provisions of Section 251 of the General Corporation Law of the State of Delaware (the "DGCL") and (b) the majority of the outstanding shares of Common Stock voted at the Special Meeting by the Public Stockholders; (ii) no court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (iii) the representations and warranties of the parties shall be true and correct in all material respects as of the Effective Time, except as permitted by the Merger Agreement; and (iv) each of the parties shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed by them on or prior to the Effective Time. Certain conditions that have not been satisfied may be waived by the other party. See "THE MERGER -- Conditions." Even if the stockholders approve the Merger Agreement, there can be no assurance that the Merger will be consummated.

     At any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Thermo Vision, the Merger Agreement may be terminated by the mutual written consent of the board of directors of the Merger Sub and the Board of Directors of Thermo Vision. In addition, either the Merger Sub or Thermo Vision, in accordance with the provisions of the Merger Agreement, may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Thermo Vision, if (i) the Merger has not been consummated by December 31, 1999, subject to certain exceptions, (ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action enjoining, restraining or otherwise prohibiting the Merger and such order, decree or ruling is final and nonappealable or (iii) the approval of the stockholders of Thermo Vision necessary to consummate the Merger has not been obtained, subject to certain exceptions. See "THE MERGER -- Termination, Amendment and Waiver."

     In addition, the Merger Sub may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Thermo Vision, if Thermo Vision breaches any representation, warranty, covenant or agreement and fails to cure such breach within ten business days after written notice of such breach from the Merger Sub. Thermo Vision may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Thermo Vision, if (i) Thermo Vision's Board of Directors determines in good faith, on advice from outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so or (ii) Thermo Instrument or Merger Sub breaches any representation, warranty, covenant or agreement and fails to cure such breach within ten business days after written notice of such breach from Thermo Vision. See "THE MERGER -- Termination, Amendment and Waiver."

     Each of the parties has agreed to pay its own costs and expenses in connection with the Merger Agreement, whether or not the Merger is consummated. See "THE MERGER -- Expenses."

FEDERAL INCOME TAX CONSEQUENCES

     For federal income tax purposes, the receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable sale of the holder's Common Stock. All holders of Common Stock should consult their tax advisors to determine the effect of the Merger under federal, state, local and foreign tax laws. See "FEDERAL INCOME TAX CONSEQUENCES."

RIGHTS OF DISSENTING STOCKHOLDERS

     Any stockholder of Thermo Vision who does not vote in favor of the proposal to approve the Merger Agreement and who complies strictly with the applicable provisions of Section 262 of the DGCL has the right to dissent and be paid cash for the fair value of such holder's shares of Common Stock ("Dissenters' Rights"). The applicable provisions of Section 262 of the DGCL are attached to this Proxy Statement as Appendix B. To perfect Dissenters' Rights with respect to the Merger, a Thermo Vision stockholder must follow the procedures set forth therein precisely. These procedures are summarized in this Proxy Statement under "RIGHTS OF DISSENTING STOCKHOLDERS."

     Shares of Common Stock held by persons properly exercising Dissenters' Rights will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due such dissenting stockholder pursuant to
Section 262 of the DGCL. If after the Effective Time any dissenting stockholder
(i) fails to perfect or loses such right to payment or appraisal pursuant to
Section 262 of the DGCL or (ii) withdraws such demand for appraisal within 60 days after the Effective Date pursuant to Section 262 of the DGCL, each share of Common Stock of such stockholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Cash Merger Consideration.

ACCOUNTING TREATMENT

     The Merger will be accounted for as the acquisition of a minority interest by Thermo Instrument, using the purchase method of accounting.

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the AMEX (symbol: VIZ). The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock as reported in the consolidated transaction reporting system.


                                                                 HIGH        LOW
                                                                -------    -------
1997
Fourth Quarter (12/10/97 - 01/03/98)........................    $ 8.125    $ 7.625
1998
First Quarter...............................................      7.875      5.875
Second Quarter..............................................     7.5625     6.8125
Third Quarter...............................................      7.125       2.75
Fourth Quarter..............................................      3.125      2.125
1999
First Quarter...............................................      4.625      2.875
Second Quarter..............................................       6.25      2.875
Third Quarter...............................................       6.75      5.375
Fourth Quarter (through October 21, 1999)...................     6.6875       6.50


     On May 21, 1999, the last trading day prior to the date Thermo Electron first publicly announced a proposal (with no price having been determined) to take Thermo Vision private, the high, low and closing sales price per share of Common Stock reported in the consolidated transaction reporting system was $4.00. On July 12, 1999, the last trading day prior to the public announcement of the financial terms of the proposed Merger, the high, low and closing sales price per share of Common Stock reported in the consolidated transaction
reporting system was $5.75, $5.50 and $5.50, respectively. On                ,
1999, the last trading day prior to the printing of this Proxy Statement, the high, low and closing sales price per share of Common Stock reported in the
consolidated transaction reporting system was $          , $          and
$          , respectively.

     As of             , 1999, there were                holders of record of
Common Stock and approximately                persons or entities holding in
nominee name.

     The Company has never paid any cash dividends on its Common Stock. Pursuant to the Merger Agreement, the Company has agreed not to pay any dividends on the Common Stock prior to the earlier of the termination of the Merger Agreement or the Effective Time.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER


     During the beginning of May 1999, Thermo Instrument's and Thermo Electron's senior management initially considered Thermo Instrument's acquisition of the minority stockholder interest in Thermo Vision in connection with a proposed revision to the previously announced corporate reorganization of Thermo Electron and certain of its subsidiaries. Senior management of Thermo Electron and Thermo Instrument chose this time frame, as opposed to other points in Thermo Vision's operating history, to consider strategic alternatives for the Company because Thermo Electron as a whole was undergoing a comprehensive review of each of its business units and their place in Thermo Electron's family of companies. Thermo Electron had announced plans to take a number of its other subsidiaries private in August and December 1998 as part of a program to reduce the complexity of Thermo Electron's overall corporate structure, consolidate and realign certain of its businesses to enhance market positions and improve management coordination, and increase liquidity by providing larger public floats for its publicly traded subsidiaries. Thermo Electron announced plans to take additional subsidiaries private (including the Company) in May 1999. As part of the review of Thermo Electron's corporate structure, each of Thermo Electron's subsidiaries, including the Company, were evaluated to determine their correct position within the structure and the appropriateness of their status as public companies.



     In the context of the review of Thermo Electron's entire corporate structure which was taking place at the time, Thermo Instrument's and Thermo Electron's management examined several factors, including the financial performance and profitability of Thermo Vision, uncertainty regarding Thermo Vision's future growth prospects, the potential benefits to Thermo Vision's business if it were to become part of a larger business unit, and the cyclicality of one of the Company's primary industries, the semiconductor industry. Thermo Instrument and Thermo Electron also considered the following factors: (i) recent public capital market trends affecting micro-cap companies;
(ii) the latest market trends in the product markets in which the Company competes, primarily the cyclicality of the semiconductor industry; (iii) the debt owed by the Company to, primarily, Thermo Electron; (iv) the reduction in the amount of public information available to competitors about Thermo Vision's business that would result from the termination of the Company's obligations under the Commission's reporting requirements; (v) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations; (vi) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron and Thermo Instrument anticipate could result in savings of approximately $450,000 per year, including fees for an audit by an independent accounting firm and legal fees; and (vii) the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.


     Thermo Instrument and Thermo Electron also considered the relatively low volume of trading in the Common Stock and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. Management of Thermo Electron also considered that acquiring the minority stockholder interest in Thermo Vision would advance the goal of Thermo Electron's proposed corporate reorganization to reduce the number of majority-owned, public subsidiaries of Thermo Electron. Management of Thermo Instrument and Thermo Electron also considered recent trends in the price of the Common Stock, although Thermo Vision's current stock price was not a significant factor in the timing of Thermo Instrument's or Thermo Electron's decision to propose acquiring the minority stockholder interest in Thermo Vision. In mid-May 1999, management of Thermo Instrument and Thermo Electron decided to propose to their respective boards of directors that Thermo Instrument make an offer to acquire all of the shares of Common Stock that Thermo Instrument and Thermo Electron did not already own, for either cash or shares of Thermo Instrument common stock.

     On May 20 and 21, 1999, the board of directors of Thermo Electron held a special meeting at which Thermo Electron's and Thermo Instrument's management presented the proposal for Thermo Instrument to acquire all of the shares of Common Stock that Thermo Instrument and Thermo Electron did not already own, as a part of the proposed corporate reorganization of Thermo Electron and certain of its subsidiaries. The Thermo Electron board of directors discussed several factors presented by management regarding this proposal, including the factors described in the preceding paragraph. The Thermo Electron board of directors also considered the relatively low volume of trading in the Common Stock and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders.


     The Thermo Electron board of directors also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in Thermo Vision, including (i) selling its and Thermo Instrument's equity interest in the Company and (ii) leaving Thermo Vision as a majority-owned, public subsidiary of Thermo Instrument. The first alternative, of selling Thermo Electron's and Thermo Instrument's respective equity interests in the Company, was briefly considered by Thermo Electron management, but it was not an alternative that was pursued at length, given that Thermo Electron did not want to sell, and did not want Thermo Instrument to sell, its equity interest in the Company, but rather intended to retain the Company as a part of the larger Thermo Instrument operating unit. The advantages to leaving Thermo Vision as majority-owned, public subsidiary of Thermo Instrument which were considered by Thermo Electron included (i) the ability of Thermo Instrument to invest the cash that would be required to buy the minority stockholder interest in Thermo Vision for other purposes and (ii) maintaining the potential access Thermo Vision has to capital in the public markets as a public company. The disadvantages to leaving Thermo Vision as majority-owned, public subsidiary which were considered by Thermo Electron included (i) the burden on Thermo Vision of its debt owed, primarily, to Thermo Electron, (ii) the costs associated with being a public company, including those relating to reporting obligations and public and investor relations functions and (iii) the public information available to competitors about Thermo Vision's business as a result of its filing obligations with the Commission. Thermo Electron ultimately concluded that the advantages of leaving Thermo Vision as a majority-owned, public subsidiary of Thermo Instrument were outweighed by the disadvantages of doing so, and accordingly that alternative was also rejected. The Thermo Electron board of directors also discussed the fact that acquiring the minority stockholder interest in Thermo Vision would advance the goal of Thermo Electron's proposed corporate reorganization to reduce the number of Thermo Electron's majority-owned, public subsidiaries. After consideration of these various factors, Thermo Electron's board of directors authorized further revisions to its corporate reorganization plan, including taking Thermo Vision private through Thermo Instrument's acquisition for cash of all of the shares of Thermo Vision that Thermo Instrument and Thermo Electron did not already own.



     On May 20, 1999, the board of directors of Thermo Instrument held a meeting at which the proposed plan to acquire the minority stockholder interest in Thermo Vision was presented and discussed. Thermo Instrument's management reviewed the considerations set forth above and recommended that Thermo Instrument move forward with a proposed transaction to acquire the minority stockholder interest in Thermo Vision. Thermo Instrument's board discussed (i) recent public capital market trends affecting micro-cap companies; (ii) the latest market trends in the product markets in which the Company competes, primarily the cyclicality of the semiconductor industry; (iii) the debt owed by the Company to, primarily, Thermo Electron; (iv) the reduction in the amount of public information available to competitors about Thermo Vision's business that would result from the termination of the Company's obligations under the Commission's reporting requirements; (v) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status; (vi) the decrease in costs, particularly those associated with being a public company and (vii) the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company. Thermo Instrument's board also considered the relatively low volume of trading in the Common Stock and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, Thermo Instrument reviewed the net overall cost of the transaction and explored alternative uses for the cash proposed to be used for this transaction. After discussing the advantages and disadvantages of acquiring the minority stockholder interest in Thermo Vision, including the alternatives to acquiring such minority stockholder interest as considered by the Thermo Electron board, Thermo Instrument's board authorized taking Thermo Vision private through Thermo Instrument's acquisition of all of the shares of Thermo Vision that Thermo Instrument and Thermo Electron did not already own for a per share cash price to be agreed upon by Thermo Instrument and Thermo Vision. On May 24, 1999, Thermo Electron issued a press release announcing its expanded reorganization plan, which included a proposal to take Thermo Vision private.


     On June 8, 1999, the board of directors of Thermo Instrument held a meeting at which the proposed plan to acquire the minority stockholder interest in Thermo Vision was discussed further. Thermo Instrument's management reviewed the considerations set forth above and recommended that Thermo Instrument and Thermo Electron continue to move forward with a proposed transaction to acquire the minority stockholder interest in Thermo Vision. The board of directors of Thermo Instrument considered the possibility of conditioning its proposal on the Company appointing a committee of directors who were not directors of Thermo Electron or Thermo Instrument to act on behalf and in the interests of the Public Stockholders in evaluating the merits and negotiating the terms of any proposed transaction with Thermo Instrument. The board of directors of Thermo Instrument noted that there was currently only one independent director of Thermo Vision and that the task of such a committee would be demanding for a single member committee. The Thermo Instrument board also discussed the costs associated with forming such a committee, including the cost of engaging independent legal and financial advisors, relative to the size of the transaction. The board of directors of Thermo Instrument next considered whether there were other means by which the interests of the Public Stockholders could be represented. The board of directors discussed the possibility of conditioning the proposed Merger on obtaining the affirmative vote of a majority of the outstanding shares of Common Stock to be voted by the Public Stockholders at a special meeting of the stockholders convened to consider the Merger. The board of directors of Thermo Instrument acknowledged that if the Merger was structured with such a prerequisite, then the decision as to whether the per-share price was fair and to proceed with the Merger would ultimately be in the hands of the Public Stockholders. The board of Thermo Instrument concluded that the combination of an enhanced price per share premium and the requirement of the vote of a majority of the Public Stockholders would be appropriate to safeguard the interests of the Public Stockholders and ensure the entire fairness of the Merger. In addition, Thermo Instrument reviewed the net overall cost of the transaction and explored alternative uses for the cash proposed to be used for the transaction. After consideration of these various factors, the Thermo Instrument board authorized Thermo Instrument management to make an offer to the Thermo Vision Board to acquire, through a merger, all of the outstanding shares of Thermo Vision Common Stock that Thermo Instrument and Thermo Electron did not already own for a $7.00 per share cash price, and the Thermo Instrument board authorized its management to negotiate a transaction with Thermo Vision including, as a condition to the Merger, that the Merger Agreement be approved by a majority of the shares of Common Stock owned by the Public Stockholders voted at a special meeting called to vote on approval of the Merger Agreement.


     On June 14, 1999, Thermo Vision's Board held a meeting at which Thermo Instrument's proposed offer to purchase the shares of Common Stock owned by stockholders for $7.00 per share in cash, without interest, was confirmed. The Board discussed the merits of appointing a committee of directors who were not directors of Thermo Electron or Thermo Instrument to act on behalf and in the interests of the Public Stockholders in evaluating the merits and negotiating the terms of the proposed transaction with Thermo Instrument. The Board noted that it currently had only one independent director, and that the task of such a committee would be demanding for a single member committee. In addition, the Board discussed the costs associated with forming such a committee, including the cost of engaging independent legal and financial advisors, relative to the size of the transaction. In particular, it noted that the proposed transaction involving the Company was significantly smaller than the three other Thermo Electron going private transactions for which merger agreements had been announced. Information as to the costs of forming an independent committee was obtained by the Company's management in their examination of the costs involved in other going private transactions, including transactions proposed by Thermo Electron with other Thermo Electron subsidiaries as part of Thermo Electron's ongoing corporate reorganization.

The Company's management advised the Board that costs in the Thermo Electron transactions as of the time of the Board's determination had averaged $270,000 for financial advisor fees, $95,000 for legal fees, and $55,000 for special committee member fees, for an aggregate cost of $420,000, or approximately 4% of the aggregate consideration proposed to be paid in the Merger. The Board did not approach a financial advisor to provide an estimate of fees in the context of the proposed transaction with the Company, but the Board felt that it had adequate current information as to the market rates for special committee fees given Thermo Electron's current and ongoing experience with proposed going-private transactions. The Board concluded that the requirement of the vote of a majority of the Public Stockholders would be sufficient to safeguard the interests of the Public Stockholders and ensure the entire fairness of the Merger, without the need for a special committee.


     On July 12, 1999, Thermo Vision's Board held a meeting during which all members were present in person. At such meeting the Board:

     - Reviewed Thermo Vision's business plan, growth strategies and historic operating and financial performance;

     - Reviewed a financial analysis of Thermo Vision and the proposed transaction prepared by the chief financial officer of Thermo Electron, Thermo Instrument and the Company and his staff for the purpose of determining valuation parameters for Thermo Vision; and

     - Evaluated the terms and conditions of the proposed Merger Agreement, including the requirement that a majority of the shares of Common Stock owned by the Public Stockholders voting at a special stockholder meeting approve the Merger and the $7.00 per share price offered by Thermo Instrument.


     The Board discussed certain projected financial data prepared by the Company's management (the "Projections") and noted that the Projections included an assumption that the Company's operating margins in the future periods would be substantially greater than actual historical operating margins. See "CERTAIN PROJECTED FINANCIAL DATA." The Board reviewed a financial analysis of the Company and the proposed transaction with Thermo Instrument which was prepared by Mr. Theo Melas-Kyriazi, the chief financial officer of Thermo Electron, Thermo Instrument and the Company, and his staff (the "CFO's Office"). The Board discussed the appropriateness of the various analyses performed by the CFO's Office and noted that the analyses were substantially similar in scope and process to the analyses performed by investment banks in valuing businesses and that such analyses did, therefore, conform with current practices. The Board based its assessment of the substantial similarity of the CFO's Office's analyses to the analyses performed by investment banks in valuing businesses on
(1) a description by the Company's management of the analyses performed by independent financial advisors retained to advise special committees of the boards of directors of other Thermo Electron subsidiaries that were evaluating going-private proposals from Thermo Electron, (2) a description by the Company's management of the analyses performed generally in the valuation of companies in the context of going private proposals and (3) Mr. Melas-Kyriazi's statement that he had modeled his analysis for the Company in large part on the analysis prepared by the investment bank advising the special committee of another Thermo Electron subsidiary, which is also in the instrumentation industry, in a going-private merger with Thermo Electron. Mr. Melas-Kyriazi also stated that, as part of his analysis, he had selected peer group companies and other merger and acquisition transactions for comparison with the Company and the proposed Merger, respectively, from the companies and transactions used as comparisons by investment banks that had advised the Company or other Thermo Electron subsidiaries in prior transactions. The Board concluded that the price proposed was fair to the Public Stockholders, unanimously approved the Merger Agreement in the form presented at the meeting, declared its advisability and recommended that the stockholders vote in favor of the proposed Merger.


     On July 13, 1999, Thermo Vision issued a press release announcing that its Board had approved the Merger Agreement with Thermo Instrument. The Merger Agreement was executed by the parties on July 13, 1999, and was amended and restated as of August 25, 1999 to reflect certain immaterial changes.

THE BOARD'S RECOMMENDATION


     The Board believes that the terms of the Merger are fair to, and in the best interests of, the Public Stockholders. In reaching this conclusion, the Board has determined that the Merger is both substantively and procedurally fair to the Public Stockholders. Accordingly, the Thermo Vision Board has unanimously approved the Merger Agreement, declared its advisability and unanimously recommends its approval by the stockholders. The Board's meeting on July 12, 1999, at which the Board made its determination as to the substantive and procedural fairness of the Merger to the Public Stockholders, was held at the offices of Thermo Electron, in Waltham, Massachusetts. The meeting lasted approximately two hours and thirty minutes, and all members of the Board were present in person. The Board had received information regarding the topics to be discussed at the meeting, including a copy of the proposed Merger Agreement and the financial analysis prepared by the CFO's Office, in a mailing sent to each of the members of the Board earlier that week.



     In negotiating the terms of the Merger Agreement, approving the Merger and evaluating the fairness of the Merger to the Public Stockholders, the Board has certain fiduciary duties and other responsibilities that it owes to the Company and to the Public Stockholders. These fiduciary duties include the duty of care (which requires the directors to act prudently after acquiring all necessary and relevant information regarding the proposed transaction) and the duty of loyalty (which requires the directors to protect the interests of stockholders above any other interests and to take actions not based on any financial interests of their own in the proposed transaction).



     In reaching its decision to approve the Merger Agreement and recommend its approval to the stockholders, the Thermo Vision Board considered the following factors, which constitute all of the material factors considered by the Board. Each of the following factors was deemed favorable by the Board:



     - The premium reflected in the Cash Merger Consideration of $7.00 per share. The Board considered the consistently declining per share price of the Common Stock prior to the time of Thermo Instrument's offer, the possibility that the price would remain depressed and the premium that $7.00 per share offered over such price. The Board noted that the last time the Common Stock had traded at a price above $7.00 per share was during early July 1998, and that from July 1998 until the announcement in May 1999 of the proposal (with no price having been announced) to take Thermo Vision private, the price of the Common Stock had stayed below $5.00 per share, reaching as low as $2.125 per share in November 1998. The Board noted that the $7.00 per share price proposed by Thermo Instrument represented premiums of approximately 143%, 75% and 75% over the closing per share price on dates four weeks, one week and one day, respectively, prior to the first public announcement of Thermo Instrument's merger proposal (with no price having been determined) on May 24, 1999. The Board also concluded that the $7.00 per share price proposed by Thermo Instrument, which also represented premiums of approximately 17%, 27% and 27% over the closing per share price on dates four weeks, one week and one day, respectively, prior to the first public announcement of the financial terms of the proposal on July 13, 1999, would enable the Public Stockholders to obtain a higher price for their stock than would otherwise be available in the market at that time. The purchase by Thermo Instrument would also eliminate the exposure of the Public Stockholders to any future or continued declines in the price of the Common Stock. See "--Certain Effects of the Merger." The premium reflected in the Cash Merger Consideration was the most important factor considered by the Board in making its decision to approve the Merger Agreement.



     - Information concerning the financial performance, condition, business operations and prospects of Thermo Vision. The Board considered the historical, current and potential future performance of Thermo Vision and determined that the substantial premium reflected in the price per share offered by Thermo Instrument was attractive in light of the current performance, declining sales and profitability, and the uncertainty of Thermo Vision's growth prospects. In addition, the Board determined that the Merger would shift the risk of the future financial performance of Thermo

Vision from the Public Stockholders, who do not have the power to control decisions made as to Thermo Vision's business, entirely to Thermo Electron and Thermo Instrument, who do have the power to control Thermo Vision's business and who have the resources to manage and bear the risks inherent in the business over the long term.



     - Terms of the Merger Agreement. The Board considered the terms of the Merger Agreement, including (i) the amount and form of the consideration,
       (ii) the limited number of conditions to the obligations of Thermo Instrument, including the lack of a financing condition, (iii) the right of the Thermo Vision Board to terminate the Merger Agreement if the Board determines, on the advice of outside legal counsel, that the Board's fiduciary duties under applicable law to the Thermo Vision stockholders require it to do so, and (iv) the absence of a termination fee in the event Thermo Vision terminates the Merger Agreement. The Board believed that the foregoing made the consummation of the transaction more likely than it would be if more significant conditions were placed on the completion of the transaction or if Thermo Instrument did not have the independent financial resources to complete the transaction. Further, the Board believed that the ability of the Board to terminate the Merger Agreement without payment of a termination fee in the event its fiduciary duties to the Thermo Vision stockholders required it to do so provided the Board the freedom to protect the interests of the Public Stockholders.



     - Current market trends in the industries in which Thermo Vision competes, primarily the semiconductor industry. The Board considered the fact that a significant portion of the Company's total revenues is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other things, the level of capital spending by semiconductor companies. The semiconductor industry has experienced weakness in demand for its products as a result of the economic crisis in Asia, excess manufacturing capacity and slowdowns in sales of high-end personal computers. Many semiconductor manufacturers delayed construction or expansion of their production facilities in response to the foregoing conditions. The Board further considered that, while the industry has recovered somewhat during the first three quarters of 1999, conditions remain volatile. The Company's ability to anticipate and address the changing needs of its customers in the semiconductor industry, and thus to provide its stockholders with consistent improvements in the performance of the Company, is and may remain uncertain.



     - The requirement that the Merger be approved by a majority of the Public Stockholders. The Board believed that the opportunity of the Thermo Vision stockholders to vote on the Merger and the requirement that the Merger be approved by a majority of the stockholders present and voting at the Special Meeting other than Thermo Instrument, Thermo Electron and the officers and directors of the Company, Thermo Instrument and Thermo Electron would enable the Public Stockholders to independently determine the desirability and fairness of the Merger and would appropriately place the decision of whether to complete the Merger with the Public Stockholders. The Board concluded that the "majority of the minority" voting requirement to approve the Merger would result in the Public Stockholders having the ultimate decision as to the fairness of the Merger. In the Board's view, the power to control the vote, together with the benefit of the costs saved by not retaining an independent financial advisor or forming a special committee of directors (see "-- Background of the Merger"), adequately compensates for the absence of a financial advisor or special committee.


     - The market price and relative lack of liquidity for the Common Stock and the liquidity that would be realized by stockholders from the all-cash offer. The Board believed that the liquidity to be realized by the stockholders would be beneficial to such stockholders since Thermo Instrument's and Thermo Electron's combined significant ownership of the Common Stock (i) resulted in a relatively small public float that necessarily limited the amount of trading in the Common Stock and (ii) decreased the likelihood that a proposal to acquire the Common Stock would be made by an independent entity without the consent of Thermo Instrument. The Board concluded that, given the performance of the Common Stock over the past fourteen months, the uncertainties surrounding the Company's future growth prospects, and the limited trading market for the Common Stock, the option to receive the Cash Merger Consideration, represented a fair option for the Public Stockholders.



     - Thermo Electron's and Thermo Instrument's determination to retain their majority ownership of the Company and not to seek a third party buyer for the Company. Thermo Instrument and Thermo Electron stated their current intention to retain their majority holdings in the Company, which foreclosed the opportunity to consider an alternative transaction with a third party purchaser of the Company or otherwise provide liquidity to the Public Stockholders. Accordingly, the Board found it unlikely that finding a third party buyer for the Company was a realistic option of the Public Stockholders.



     - The determination that the consideration of $7.00 per share in cash is fair from a financial point of view to the stockholders including the Public Stockholders. The Board reviewed the financial analyses prepared by the CFO's Office, including analyses of (1) financial multiples of comparable companies, such as multiples based on actual and estimated earnings per share, tangible book value, last twelve months revenues, last twelve months earnings before interest, taxes, depreciation and amortization, and last twelve months earnings before interest and taxes,
       (2) comparable remaining minority interest acquisitions, (3) comparable 100% interest acquisitions, and (4) discounted cash flows that assume Thermo Vision will continue as a going concern. The Board found these analyses to be reasonable and concluded that the price offered by Thermo Instrument, viewed in light of the comparable information set forth in the CFO's Office's analyses, was fair from a financial point of view to the Public Stockholders. See "-- Financial Analysis."



     The Board also considered the following factors, each of which it considered to be negative factors in its deliberations concerning its recommendation to the Public Stockholders to approve the Merger Agreement:



     - Following the Merger, the Public Stockholders will cease to participate in the future earnings or growth, if any, of Thermo Vision or benefit from increases, if any, in the value of their holdings in Thermo Vision. The Board evaluated this in light of the recent financial performance of Thermo Vision, the current industry outlook and the risks and uncertainties associated with Thermo Vision's future prospects, as described above.



     - Potential or actual conflicts of interest of officers and directors of Thermo Vision in connection with the Merger. See "-- Conflicts of Interest."



     - The strengths of the Company, including its high quality products, highly regarded management team, leading market position in certain product areas, diversified customer base and strong existing product portfolio. The Board believed that these aspects were potential contributors to the future success of Thermo Vision and weighed in favor of continuing Thermo Vision as a public company. However, these positive aspects were offset by the many other considerations listed above.



     In determining that the Merger is fair to the stockholders, including the Public Stockholders, the Board considered the above factors as a whole and did not assign specific or relative weights to them other than the Cash Merger Consideration, which was considered the most important factor. In the view of the Board, each of the positive factors listed above, in the aggregate, reinforced the Board's belief that the transaction was in the best interests of the stockholders, including the Public Stockholders, and outweighed the negative factors listed above.



     The Board did not consider the Cash Merger Consideration as compared to any implied liquidation value because it was not contemplated that the Company be liquidated, whether or not the Merger were completed.



     Thermo Electron and Thermo Instrument are considering the sale of the Company's dental imager business or its CID Technologies Inc. subsidiary (of which the dental imager business forms a part), and may in the future consider sales of additional businesses of the Company, but did not consider those businesses in the aggregate to be sufficiently material to the Company as a whole in order to undertake a liquidation analysis. See "-- Conduct of Thermo Vision's Business After the Merger."


     THE THERMO VISION BOARD, BY A UNANIMOUS VOTE, HAS APPROVED THE MERGER AGREEMENT, BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO THE PUBLIC STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT.

     In considering the recommendation of the Board with respect to the Merger Agreement, stockholders should be aware that certain members of the Board have certain interests in the Merger that are different from, or in addition to, the interests of stockholders generally and that represent actual or potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement. See "-- Conflicts of Interest."

     In order to aid its evaluation of the Company and the assessment of the fairness, from a financial point of view, of the consideration of $7.00 per share in cash payable to the Public Stockholders pursuant to the Merger Agreement, the Board reviewed certain projected financial data prepared by the Company's management. See "CERTAIN PROJECTED FINANCIAL DATA."

FINANCIAL ANALYSIS

     The Board analyzed, from a financial point of view, the consideration to be received by the Public Stockholders of the Company pursuant to the proposed transaction with Thermo Instrument. The Board of Directors reached the conclusion that the consideration to be received pursuant to the proposed transaction was fair, from a financial point of view, to the Public Stockholders of the Company. The Board does not intend to reconsider its analysis unless:

     - there is a material modification to the terms of the proposed consideration or other material amendment to the Merger Agreement that the Board determines would be reasonably likely to impact the overall fairness of the transaction to the Public Stockholders;

     - a material event occurs that the Board determines would be reasonably likely to have affected the Board's determination after taking into account such event; or

     - the Board determines that its fiduciary duties require it to do so.

     As of the date of this Proxy Statement, there has been no change in the terms of the proposed consideration and there has been no material event that the Board believes would be reasonably likely to affect the Board's determination.

     In conducting its investigation and analysis and in arriving at its opinion, the Board reviewed such information and took into account such financial and economic factors as it deemed relevant and material under the circumstances, including the financial analysis prepared by the CFO's Office. The Board requested that the financial analysis be as similar as practicable to the analysis undertaken by independent financial advisors in valuing companies for similar transactions, and in particular similar to the analysis prepared in connection with other going private transactions comprising Thermo Electron's restructuring plan. The material actions the CFO's Office undertook in its analysis were as follows:

     - reviewed internal financial information concerning the business and operations of Thermo Vision;

     - compared the historical market prices and trading activity of Thermo Vision Common Stock with those of other publicly traded companies that the CFO's Office deemed relevant;

     - compared the financial position and operating results of Thermo Vision with those of other publicly traded companies that the CFO's Office deemed relevant;

     - compared the proposed financial terms of the Merger with the financial terms of other merger and acquisition transactions that the CFO's Office deemed relevant; and

     - held discussions with members of Thermo Vision's senior management concerning the Company's historical and current financial condition and operating results, as well as the future prospects of the Company.

     The CFO's Office did not take into account any effect on the Company from its acquisition, in July 1999, of the assets of the non-telecommunications optical filter business of Corning OCA Corporation for $4 million. In addition, as a part of its analysis, the CFO's Office did not solicit third party indications of interest in acquiring Thermo Vision. All of the information that was material to the CFO's Office's analysis is set forth above.

     In considering the recommendation of the Board of Directors with respect to the Merger and the analysis prepared by the CFO's Office, the Public Stockholders should be aware that Mr. Melas-Kyriazi may have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See " -- Conflicts of Interest."

  Summary of Analyses

     The following is a summary of the material financial analyses prepared by the CFO's Office and reviewed by the Board in connection with reaching its determination.

     Analysis of Thermo Vision's Valuation Premium. The CFO's Office compared the premium to be received by the stockholders of Thermo Vision as represented by the proposed consideration of $7.00 per share in cash to the closing prices of the Common Stock on the last trading dates one day, one week and four weeks prior to the date of the public announcement of the merger proposal (with no price having been determined) (May 24, 1999) and the date of the public announcement of the proposal including the price (July 13, 1999).


     The CFO's Office reviewed 19 selected acquisitions that occurred between June 1994 and January 1999 of a remaining minority interest (ranging from 10.0% to 48.1% of the shares outstanding prior to the acquisition) in public companies in various industries that went private as a result of the transaction. The remaining minority interest acquisitions that were reviewed by the CFO's Office took place between the following companies: Ogden Projects Inc. by Ogden Corp., Chemical Waste Management Inc. by WMX Technologies Inc., Contel Cellular Inc. by GTE Corp., Pacific Telecom by PacifiCorp, Grand Gaming Corp. by Grand Casinos Inc., SyStemix Inc. by Novartis AG, Golden Poultry Co. Inc. by Gold Kist Inc., LXE by Electromagnetic Sciences Inc., WCI Steel Inc. by Renco Group Inc., Mafco Consolidated Group by Mafco Holdings Inc., Fina Inc. by Petrofina SA, Steck-Vaughn Publishing Corp. by Harcourt General Inc., Seaman Furniture Inc. by an investor group, Brad Ragan Inc. by Goodyear Tire & Rubber Co., XLConnect Solutions Inc. by Xerox Corp., IP Timberlands Ltd. by IP Forestry Resources Co., International Specialty Products by ISP Holdings Inc., Group 1 Software Inc. by COMNET Corp., and Treadco Inc. by Arkansas Best Corp. The CFO's Office selected these transactions from a group of transactions that had been used by the financial advisor to the special committee of the board of directors of another Thermo Instrument subsidiary in the context of that subsidiary's proposed going-private transaction with Thermo Electron. The transactions were deemed by the CFO's Office to be relevant on the grounds that such other Thermo Instrument subsidiary and the Company operate in substantially similar industries (instrumentation for, among others, the semiconductor industry) and have similar characteristics (both majority-owned subsidiaries of Thermo Electron and with limited public float of their common stock). Accordingly, the CFO's Office concluded that it was reasonable to select a cross-section of the comparable transactions evaluated by the independent financial advisor to the other Thermo Instrument subsidiary's board of directors in its financial analysis of Thermo Electron's going-private proposal for that company. The CFO's Office noted that the Thermo Vision transaction represents a remaining minority interest transaction. The CFO's Office further noted that an acquisition of a remaining minority interest differs from an acquisition of a 100% interest. In a 100% interest acquisition, the acquiring company purchases, and the financial terms of the transaction reflect, a control premium. The acquisition of a remaining minority interest in a public company does not, generally, involve a control premium. The CFO's Office's analysis produced the following average and median premiums over the one day, one week and four weeks prior stock price in the comparable transactions as compared to the premiums in the proposed transaction:

                                               ONE DAY PRIOR   ONE WEEK PRIOR   FOUR WEEKS PRIOR
                                               -------------   --------------   ----------------
Average......................................      19.6%            19.7%             17.9%
Median.......................................      17.5%            17.4%             15.9%
Thermo Vision (prior to announcement of
  proposal, with no price announced).........      75.0%            75.0%            143.0%
Thermo Vision (prior to announcement of
  price).....................................      27.0%            27.0%             17.0%

     Analysis of Selected Publicly Traded Companies Comparable to Thermo Vision. The CFO's Office reviewed publicly available financial information as of the most recently reported period and stock market information for publicly traded companies that the CFO's Office regarded as competing in the same markets as Thermo Vision. The CFO's Office noted that the profile of the Company's business in aggregate is unique and that none of these companies is identical to Thermo Vision, but in the aggregate they provide reasonable comparable data for analysis. This group of peer companies is identical to the group that the lead underwriter for the Company's initial public offering in late 1997 used as comparable in their valuation analysis at the time of the Company's initial public offering. The CFO's Office compared the financial characteristics of the Company to the following companies:

Zygo Corp.                            Cognex Corp.
Coherent Inc.                         Optical Coating Laboratory, Inc.
Newport Corporation                   Uniphase Corp.
Galileo Corporation                   Schick Tech. Inc.
SDL Inc.                              Laser Power Corp.
Cymer Inc.                            CyberOptics Corp.
II-VI Inc.                            Excel Tech. Inc.
X-Rite Inc.

     For each comparable company, the CFO's Office reviewed the following financial multiples: (i) a price to earnings ("P/E") multiple based on actual 1998 earnings per share ("EPS"); (ii) a P/E multiple based on estimated 1999 EPS; (iii) a P/E multiple based on estimated 2000 EPS; (iv) a price to tangible book value multiple ("P/B"); (v) enterprise value (market capitalization plus debt minus cash) divided by revenues for the last twelve months ended December 31, 1998 ("LTM"); (vi) enterprise value divided by LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"); and (vii) enterprise value divided by LTM earnings before interest and taxes ("EBIT").

     The CFO's Office then reviewed the implied equity value for the Company based on the median of these comparable multiples and financial data for the Company's latest twelve months ending April 3, 1999. The Company's LTM EBITDA and LTM EBIT were adjusted to exclude restructuring charges and inventory write-off charges. In the case of LTM revenues, LTM EBITDA and LTM EBIT, the CFO's Office calculated the implied equity value of the Company by adding the Company's cash balance ($8,152,000) and subtracting the amount of outstanding debt ($8,651,000) of the Company, each as of April 3, 1999, to the enterprise value. The resulting amounts were then divided by the number of outstanding shares of Common Stock as of April 30, 1999.

     The following table sets forth the calculation of implied equity values:

                                     MEDIAN MULTIPLE
                                       (ROUNDED) OF          COMPANY       IMPLIED COMPANY   IMPLIED EQUITY
VALUATION PARAMETER                COMPARABLE COMPANIES   FINANCIAL DATA    EQUITY VALUES    VALUE PER SHARE
-------------------                --------------------   --------------   ---------------   ---------------
                                                          (IN THOUSANDS)   (IN THOUSANDS)
Calendar 1998 P/E................         15.23x             $   221           $ 3,367            $0.42
Estimated 1999 P/E...............         14.67x             $ 1,662           $24,389            $3.03
Estimated 2000 P/E...............         12.85x             $ 2,964           $38,078            $4.73
Tangible Book Value..............          3.58x             $16,784           $60,029            $7.46
LTM Revenues.....................           1.2x             $36,633           $43,651            $5.42
LTM EBITDA.......................           9.1x             $ 3,253           $29,108            $3.62
LTM EBIT.........................          10.9x             $ 1,596           $16,929            $2.10

     The CFO's Office compared the implied per share prices resulting from the comparison with the selected multiples as set forth above to the proposed consideration of $7.00 per share.


     Analysis of Selected Comparable 100% Acquisition Transactions. The CFO's Office reviewed 7 acquisition transactions that the CFO's Office deemed relevant. The acquisitions that were reviewed by the CFO's Office took place between the following companies: EG&G Inc.-Sealol Industrial by TI Group PLC, Corcom Inc. by Communications Instruments Inc., Inframetrics Inc. by FLIR Systems Inc., Wireless Telecom Group by Bowthorpe PLC, AMP Inc. by Spectrum Control Inc., Identicator Inc. by Identix Inc., and Gulton-Stathman Transducers by AMETEK Inc. As with the analysis of the acquisitions of remaining minority interest transactions, the CFO's Office selected these transactions from a group of transactions that had been used by the financial advisor to the special committee of the board of directors of another Thermo Instrument subsidiary in the context of that subsidiary's proposed going-private transaction with Thermo Electron. These transactions were deemed by the CFO's Office to be relevant on the grounds that such other Thermo Instrument subsidiary and the Company operate in substantially similar industries and have similar characteristics, as described above. The transactions were 100% acquisitions and were chosen based on a review of acquired companies that possessed general business, operating and financial characteristics representative of companies in the industries in which Thermo Vision's divisions operate. The CFO's Office noted that none of the selected transactions reviewed were identical to the proposed transaction and that, accordingly, the analysis of comparable transactions necessarily involves complex consideration and judgments concerning differences in financial and operating characteristics of Thermo Vision and other factors that would affect the acquisition value of comparable transactions including, among others, the general market conditions prevailing in the equity capital markets at the time of such transactions.


     For each comparable transaction, the CFO's Office calculated multiples of enterprise value to LTM revenues, LTM EBITDA (if available) and LTM EBIT (if available). The CFO's Office then calculated the implied enterprise value of Thermo Vision based upon the respective means of these multiples. The Company's LTM EBIT and LTM EBITDA were adjusted to exclude restructuring charges and inventory write-off charges. The CFO's Office then calculated the implied equity value by adding the Company's cash balance ($8,152,000) and subtracting the amount of outstanding debt ($8,651,000) of the Company, each as of April 3, 1999. The resulting amounts were divided by the number of outstanding shares of Common Stock as of April 30, 1999. These calculations produced per share values of $1.94, $3.25 and $5.79 based upon the Company's LTM EBITDA, LTM EBIT and LTM revenues for the last twelve months ending April 3, 1999, respectively. While the CFO's Office noted that values associated with 100% acquisitions differed from those in a remaining minority interest acquisition such as the proposed transaction, the CFO's Office compared these per share values to the proposed consideration of $7.00.

     Discounted Cash Flow Analysis. The CFO's Office performed a discounted cash flow analysis of Thermo Vision. Thermo Vision's projections for 1999 through 2003 were used to calculate the present value of the Company's projected cash flows over this period, without taking into account any potential cost savings and efficiencies that may be realized following the Merger. In addition, three different "terminal" values (projected values for the Company in 2003) were calculated by multiplying the Company's projected 2003 earnings before interest and after taxes ("EBIAT"), EBITDA and EBIT, by selected multiples. A range of equity values for the Company was then determined by adding the Company's current cash to, and subtracting the Company's current debt from, each of the present value of cash flows and the present value of each terminal value. In calculating the present values of cash flows and terminal values, the projected cash flows and terminal values were each discounted at annual rates of 15% to 20%, which represent estimates of the Company's weighted average cost of capital. Selection of an appropriate discount rate is an inherently subjective process and is affected by numerous factors. The results of these calculations were as follows (all numbers except common stock prices in thousands):

                                   PRESENT VALUE OF   PRESENT VALUE OF
                                    TERMINAL VALUE     TERMINAL VALUE     RANGE OF EQUITY    RANGE OF COMMON
MULTIPLES                          DISCOUNTED 15%     DISCOUNTED 20%         VALUES*         STOCK PRICES
---------                          ----------------   ----------------   -----------------   ---------------
EBIAT (12x)**....................      $41,083            $33,922        $52,666 - $44,116    $6.54 - $5.48
EBIT (8x)**......................      $43,792            $36,160        $55,375 - $46,353    $6.88 - $5.76
EBITDA (7x)**....................      $45,827            $37,840        $57,410 - $48,034    $7.13 - $5.97

---------------
 * Includes a present value of cash flows in the period 1999 to 2003 of $12,082 (using a 15% discount) and $10,693 (using a 20% discount), a cash balance of $8,152, and debt of $8,651 as of April 3, 1999.

** Indicates the multiple used in calculating the terminal value of the Company.

     The CFO's Office noted that the per share present values in its discounted cash flow analysis represented values attributable to a 100% acquisition. As such, these values included a control premium that was not comparable to this remaining minority interest transaction. The CFO's Office compared the above present values per share to the proposed consideration of $7.00 per share. The CFO's Office also compared these present values per share to the per share values of $1.94 to $5.79 derived from its analysis of comparable merger and acquisition transactions involving 100% acquisitions.


     In preparing its financial analyses summarized above, the CFO's Office considered and adopted several of the various valuation methodologies used by independent financial advisors retained in connection with recently completed and proposed going private transactions between Thermo Electron and its subsidiaries. The CFO's Office did so in part in order to comply with the Board's direction that the CFO's Office's analysis be as similar as possible to the analyses prepared by independent financial advisors to the boards of directors of subsidiaries involved in Thermo Electron's restructuring plan. See "-- Financial Analysis." In addition to that consideration, the CFO's Office chose to use the methodologies described above because, in its opinion, such methodologies most accurately reflected the value of the Company. The financial terms of other going private transactions between Thermo Electron and its subsidiaries did not have a significant impact on the CFO's Office's analysis of the Merger. The CFO's Office had already selected numerous companies and transactions to use in its financial analysis (19 acquisitions of remaining minority interests, 15 comparable companies, and seven 100% acquisitions), and believed that it had obtained sufficient comparable information without including information as to other Thermo Electron transactions. The CFO's Office also determined that including information regarding a transaction involving a related company in the Thermo Electron family, or information regarding the related company itself, would not be as appropriate as using information from transactions concluded between third parties or information regarding unaffiliated companies.


     The foregoing summary does not purport to be a complete description of the analyses performed by the CFO's Office. The CFO's Office believes that its analyses must be considered as a whole, and that selecting portions of such analysis without considering all analyses and factors would create an incomplete view of the processes underlying its conclusion. The CFO's Office did not attempt to assign specific weights to particular analyses. However, there were no specific factors reviewed by the CFO's Office that did not support its conclusion. Any estimates contained in the CFO's Office's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold.

PURPOSE AND REASONS OF THERMO INSTRUMENT AND THERMO ELECTRON FOR THE MERGER


     The purpose of Thermo Instrument and Thermo Electron for engaging in the transactions contemplated by the Merger Agreement is for Thermo Instrument to acquire all of the outstanding shares of Common Stock, other than the shares held by Thermo Electron. In determining to acquire such shares of Common Stock at this time, Thermo Instrument and Thermo Electron considered the following factors: (i) recent public capital market trends affecting micro-cap companies;
(ii) the latest market trends in the markets in which the Company competes, primarily the cyclicality of the semiconductor industry; (iii) the debt owed by the Company to, primarily, Thermo Electron; (iv) the reduction in the amount of public information available to competitors about Thermo Vision's business that would result from the termination of the Company's separate Commission reporting requirements; (v) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations; (vi) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron and Thermo Instrument anticipate could result in savings of approximately $450,000 per year, including fees for an audit by an independent accounting firm and legal fees; and (vii) the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.



     Thermo Instrument and Thermo Electron also considered the advantages and disadvantages of certain alternatives to taking Thermo Vision private, including
(i) selling their respective equity interests in the Company and (ii) leaving Thermo Vision as a public majority-owned subsidiary of Thermo Instrument. The first alternative, of selling Thermo Electron's and Thermo Instrument's respective equity interests in the Company, was briefly considered by Thermo Electron management, but it was not an alternative that was pursued at length, given that Thermo Electron did not want to sell, and did not want Thermo Instrument to sell, its equity interest in the Company, but rather intended to retain the Company as a part of the larger Thermo Instrument operating unit. The advantages to leaving Thermo Vision as a majority-owned, public subsidiary of Thermo Instrument which were considered by Thermo Electron included (i) the ability of Thermo Instrument to invest the cash that would be required to buy the minority stockholder interest in Thermo Vision for other purposes and (ii) maintaining the potential access Thermo Vision has to capital in the public markets as a public company. The disadvantages to leaving Thermo Vision as a majority-owned, public subsidiary which were considered by Thermo Electron included (i) the burden on Thermo Vision of its debt owed, primarily, to Thermo Electron, (ii) the costs associated with being a public company, including those relating to reporting obligations and public and investor relations functions and (iii) the public information available to competitors about Thermo Vision's business as a result of its filing obligations with the Commission. Thermo Electron and Thermo Instrument ultimately concluded that the advantages of leaving Thermo Vision as a majority-owned, public subsidiary of Thermo Instrument were outweighed by the disadvantages of doing so, and accordingly that alternative was also rejected.



     Thermo Instrument and Thermo Electron considered the number of Thermo Vision shares held by the Public Stockholders, recent trends in the price of the Common Stock and the relative lack of liquidity for the Common Stock. Thermo Instrument also reviewed the net overall cost of the transaction and its benefits. Thermo Instrument also explored alternative uses for the cash proposed to be used for this transaction. After consideration of these various factors, Thermo Instrument decided to make a proposal to Thermo Vision to acquire for cash, through a merger, all of the outstanding shares of Common Stock that it and Thermo Electron did not own at a price of $7.00 per share, which represented a premium of (i) approximately 75% over the closing price of the Common Stock reported in the consolidated transaction reporting system on May 21, 1999, the last trading day immediately prior to Thermo Electron's first public announcement of a proposal (with no price having been determined) to take Thermo Vision private and (ii) approximately 27% over the closing price of the Common Stock reported in the consolidated transaction reporting system on July 12, 1999, the trading day immediately prior to the public announcement of the financial terms of Thermo Instrument's proposal. Thermo Instrument proposed to structure the transaction as a cash merger in order to transfer ownership of the equity interest in the Company in a single transaction and provide the stockholders other than Thermo Instrument and Thermo Electron with prompt payment in cash in exchange for their shares.

     Thermo Electron beneficially owns, in the aggregate, directly and indirectly through Thermo Instrument, approximately 81% of the outstanding Common Stock. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Principal Stockholder."

POSITION OF THERMO INSTRUMENT AND THERMO ELECTRON AS TO FAIRNESS OF THE MERGER

     Thermo Instrument and Thermo Electron considered the analyses and findings of the Thermo Vision Board (i) with respect to the fairness, from a financial point of view, of the consideration of $7.00 per share in cash payable under the Merger Agreement to the Public Stockholders (see "-- Financial Analysis") and
(ii) with respect to the fairness of the terms of the Merger Agreement to the Public Stockholders (see "-- The Board's Recommendation"). As of the date of the Merger Agreement, each of Thermo Instrument and Thermo Electron adopted the analyses and findings of the Thermo Vision Board with respect to the fairness of the Merger. Based on the analyses and findings of the Thermo Vision Board, Thermo Instrument and Thermo Electron believe that the Merger is both procedurally and substantively fair to the Public Stockholders and that the Cash Merger Consideration is fair to the Public Stockholders from a financial point of view. Neither Thermo Instrument nor Thermo Electron attached specific weights to any factors in reaching its respective belief as to fairness. Thermo Instrument and Thermo Electron are not making any recommendation as to how the Public Stockholders should vote on the Merger Agreement.

     Certain officers and directors of Thermo Instrument and Thermo Electron are also officers and directors of the Company and have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "-- Conflicts of Interest." Thermo Instrument and Thermo Electron considered these potential conflicts of interest and based in part thereon, Thermo Instrument's proposed offer was conditioned on, among other things, the approval of the Merger Agreement by the majority of the outstanding shares of Common Stock voted at the Special Meeting by the Public Stockholders.

CONFLICTS OF INTEREST

     In considering the recommendation of the Board with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of Thermo Vision have interests in connection with the Merger that present them with actual or potential conflicts of interest, as summarized below. The Board was aware of these interests and did not view them either positively or negatively, but considered them among the other matters described above under "-- The Board's Recommendation."

     Following consummation of the Merger, the current officers and directors of Thermo Vision will continue as the initial officers and directors of the Surviving Corporation; however, Thermo Instrument intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and Thermo Instrument's management after the Merger. Officers and directors who own Common Stock will receive the Cash Merger Consideration on the same terms as all the other stockholders.

  The Thermo Vision Directors and Executive Officers


     The members of the Board of Directors and executive officers of Thermo Vision own in the aggregate 24,460 shares of Common Stock and will receive a payment for their shares of Common Stock in the aggregate amount of $171,220 upon consummation of the Merger. In addition, such Board members and executive officers hold options to acquire an aggregate of 154,000 shares of Common Stock, with exercise prices ranging from $2.73 to $7.50, which will be assumed by Thermo Instrument and converted into options to acquire shares of Thermo Instrument Common Stock on the same terms as all the other holders of Thermo Vision Stock Options. See "THE MERGER -- Assumption of Thermo Vision Stock Options by Thermo Instrument." Further, deferred units equal to 601 shares of Common Stock have accumulated under the Company's deferred compensation plan for directors for the benefit of Dr. Elias P. Gyftopoulos, which units will be converted into the right to receive the Cash Merger Consideration per unit for an aggregate cash payment of $4,207. See "THE MERGER -- Deferred Compensation Plan for Directors." See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Management" and the information contained in Appendix D to this Proxy Statement, for information regarding beneficial ownership by the Board and executive officers of Common Stock and common stock of Thermo Instrument and Thermo Electron.


     Further, certain members of the Board and certain executive officers hold directorship or officer positions with Thermo Instrument and/or Thermo Electron. Mr. Melas-Kyriazi, the chief financial officer of the Company, is also the chief financial officer of Thermo Instrument and is a vice president and the chief financial officer of Thermo Electron. Mr. Kelleher, the chief accounting officer of the Company, is also the chief accounting officer of Thermo Instrument and is the senior vice president, finance and administration, of Thermo Electron. Dr. Gyftopoulos, a director of the Company, is also a director of Thermo Electron. Mr. Lewis, the chairman of the Board of Directors, is also president, chief executive officer and a director of Thermo Instrument and is chief operating officer, measurement and detection, of Thermo Electron. For a further description of such positions and of positions such individuals may have with certain other affiliates of Thermo Electron, see "MANAGEMENT" and the information contained in Appendix D to this Proxy Statement.

  Indemnification and Insurance

     The Merger Agreement provides that for a period of six years after the Effective Time, Thermo Instrument will, and will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of Thermo Vision, pursuant to Thermo Vision's Certificate of Incorporation and Bylaws, each as in effect immediately prior to the Effective Time, to those individuals who were directors or officers of Thermo Vision at the Effective Time. The Surviving Corporation's Certificate of Incorporation and Bylaws will contain the provisions with respect to indemnification and elimination of liability for monetary damages currently set forth in Thermo Vision's Certificate of Incorporation and Bylaws, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of those individuals who were directors or officers of Thermo Vision at the Effective Time, unless such modification is required by law. See "THE MERGER -- Indemnification and Insurance."

     In addition, Thermo Instrument will cause the Surviving Corporation, either directly or through participation in Thermo Electron's umbrella policy, to maintain in effect, for a period of six years after the Effective Time, a directors' and officers' liability insurance policy covering the Thermo Vision directors and officers who, at the Effective Time, were then covered by Thermo Electron's liability insurance policy, with coverage providing substantially the same amount and scope as such directors' and officers' existing coverage. However, in no event will the Surviving Corporation be required to pay premiums for such insurance in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable to and paid by Thermo Vision. See "THE
MERGER -- Indemnification and Insurance."

CERTAIN EFFECTS OF THE MERGER


     As a result of the Merger, the entire equity interest in the Company will be beneficially owned by Thermo Electron, directly and indirectly through Thermo Instrument. Thermo Electron and Thermo Instrument will have complete control over the conduct of the Company's business and will have 100% interest in the net book value and net earnings of the Company. In addition, Thermo Electron and Thermo Instrument will have complete control over any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. Thermo Instrument's and Thermo Electron's combined ownership of the Company prior to the transaction contemplated herein aggregated approximately 81%. Upon completion of this transaction, Thermo Instrument's and Thermo Electron's aggregate interest in the Company's net book value of $32,205,000 on July 3, 1999 and net earnings of $221,000 and $92,000 for the year ended January 2, 1999 and the six months ended July 3, 1999, respectively, would increase from approximately 81% of such amounts to 100% of such amounts. The Public Stockholders will no longer have any interest in, and will not be stockholders of, Thermo Vision and therefore will not participate in Thermo Vision's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders will not share in any distribution of proceeds after any sales of businesses of the Company, whether contemplated at the time of the Merger or thereafter. See "--Conduct of Thermo Vision's Business After the Merger." All other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company, to receive appraisal rights upon the taking of certain actions by the Company, and the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon the consummation of the Merger. The Public Stockholders will also not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, as a result of the Merger, the Public Stockholders will have immediate liquidity in the form of the Cash Merger Consideration instead of an ongoing equity interest in the Company in the form of their shares of Common Stock. In summary, the Public Stockholders will have no ongoing rights as stockholders of the Company, since the essential effect of the Merger on the stockholders of the Company other than Thermo Instrument, Thermo Electron and holders who perfect their Dissenters' Rights is to give them the right to receive the Cash Merger Consideration for each share held in exchange for those rights.


     In addition, upon consummation of the Merger, the Common Stock will no longer be traded on the AMEX, price quotations with respect to sales of shares in the public market will no longer be available and the registration of the Common Stock under the Exchange Act will be terminated. The termination of registration of the Common Stock under the Exchange Act will eliminate the Company's obligation to file periodic financial and other information with the Commission and will make most of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with stockholders' meetings, no longer applicable. The Company will also no longer be subject to the going-private disclosure obligations of Rule 13e-3 promulgated under the Exchange Act.

     For federal income tax purposes, the receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable sale of the holder's Common Stock. See "FEDERAL INCOME TAX CONSEQUENCES."

CONDUCT OF THERMO VISION'S BUSINESS AFTER THE MERGER


     Thermo Vision, Thermo Instrument and Thermo Electron are continuing to evaluate Thermo Vision's business, assets, practices, operations, properties, corporate structure, capitalization, management and personnel and discuss what changes, if any, will be desirable. Subject to the foregoing, for the foreseeable future, Thermo Instrument and Thermo Electron expect that the day-to-day business and operations of Thermo Vision will be conducted substantially as they are currently being conducted by Thermo Vision. Thermo Instrument and Thermo Electron are considering the sale of either the Company's dental imager business or the Company's CID Technologies Inc. subsidiary (of which the dental imager business forms a part), which sale would likely be completed in early 2000. Thermo Instrument and Thermo Electron do not currently have any commitment or agreement for this or any other sales of Thermo Vision businesses. Additionally, Thermo Electron and Thermo Instrument do not currently contemplate any material change in the composition of Thermo Vision's current management except that Thermo Instrument intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and Thermo Instrument's management after the Merger.


CONDUCT OF THERMO VISION'S BUSINESS IF THE MERGER IS NOT CONSUMMATED

     If the Merger is not consummated, the Board of Directors expects that the Company's current management will continue to operate the Company's business substantially as presently operated, except with respect to certain businesses that are being considered for sale. See
"-- Conduct of Thermo Vision's Business after the Merger."

STOCKHOLDER LITIGATION


     On July 15, 1999, a putative class action was filed in the Court of Chancery of the State of Delaware in and for New Castle County by a stockholder of the Company (the "Action"). The complaint in the Action names the Company, Thermo Instrument and certain directors of the Company as defendants and alleges, among other things, that the Company's directors violated their fiduciary and other common law duties that they owed to all stockholders of the Company other than the named defendants and the affiliates of the named defendants because the proposed price of $7.00 per share to be paid to the Company's stockholders under the terms of the proposed Merger Agreement is unfair and grossly inadequate. The complaint alleges that Thermo Instrument has breached its fiduciary duty to treat the Public Stockholders with entire fairness in the proposed Merger by allegedly seeking to "freeze out" the Public Stockholders in a coercive transaction at an unfair price. The complaint states that, in the plaintiff's view, the intrinsic value of the Common Stock is materially greater than the Cash Merger Consideration, and that, as a result of the Merger, Thermo Instrument will profit at the Public Stockholders' expense. The complaint requests that the Court of Chancery, among other things, declare that the Action is a proper class action and direct the defendants to account to the plaintiff and the other members of the putative class for all damages to be suffered by them and account for all profits and special benefits Thermo Instrument obtains as a result of the alleged wrongdoing of the defendants, award attorneys' fees and costs, and grant such other and further relief as may be just and proper.



     On September 8, 1999, the Company, Thermo Instrument and the individual defendants filed an answer to the complaint, in which they deny that there has been any violation of law or breach of any duty to the plaintiff or the purported class set forth in the complaint. The parties are currently conducting discovery.


     The parties' obligations to proceed with the Merger will not be relieved if the Action is still pending immediately prior to the Effective Time unless a court order or injunction is in effect prohibiting consummation of the Merger. See "THE MERGER -- Conditions."

                              THE SPECIAL MEETING

PROXY SOLICITATION

     This Proxy Statement is being delivered to Thermo Vision's stockholders in connection with the solicitation by the Board of proxies to be voted at the
Special Meeting to be held on                ,             , 1999 at 10:00 a.m.,
local time, at the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454. All expenses incurred in connection with solicitation of the enclosed proxy will be paid by the Company. Officers, directors and regular employees of the Company, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call. The Company has requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. This Proxy Statement and the accompanying Proxy Card are first being mailed to
stockholders of the Company on or about                , 1999.

RECORD DATE AND QUORUM REQUIREMENT

     A committee of the Board has fixed the close of business on
               , 1999 as the Record Date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of stockholders. At the close of business on the Record Date, there were shares of Common Stock issued and outstanding held by
               holders of record and by approximately                persons or
entities holding in nominee name.

     The holders of a majority of the outstanding shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions will be counted as shares present or represented at the Special Meeting for purposes of determining whether a quorum exists. If you hold your shares of Common Stock through a broker, bank or other nominee, generally the nominee may only vote the Common Stock that it holds for you in accordance with your instructions. However, if it has not timely received your instructions, the nominee may only vote on matters for which it has discretionary voting authority. Brokers will not have discretionary voting authority with respect to the proposal to approve the Merger Agreement. If a nominee cannot vote on a particular matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes will not be counted as shares present and entitled to vote for purposes of determining the presence or absence of a quorum for the transaction of business at the Special Meeting.

VOTING PROCEDURES

     Under Delaware law, holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must vote to approve the Merger Agreement. The Merger Agreement is attached to this Proxy Statement as Appendix A. For the purposes of the vote required under Delaware law, a failure to vote, a vote to abstain and a broker non-vote will each have the same legal effect as a vote cast against approval of the Merger Agreement. Thermo Instrument, which owns approximately 78% of the outstanding Common Stock, and Thermo Electron, which owns approximately 3% of the outstanding Common Stock, own enough shares of Common Stock to vote to approve the Merger under Delaware law without the vote of the Public Stockholders and intend to vote their shares in favor of the Merger Agreement. However, the Merger Agreement also requires the affirmative vote of a majority of the outstanding shares of Common Stock that are voted at the Special Meeting by the Public Stockholders. For purposes of the vote of the Public Stockholders, abstentions and broker non-votes will reduce the absolute number, but not the percentage, of affirmative votes necessary to approve the Merger. In other words, abstentions and broker non-votes will not be included in the determination of the outcome of the vote of the Public Stockholders.

     If a properly executed Proxy Card is submitted and no instructions are given, the shares of Common Stock represented by that Proxy Card will be voted "FOR" approval of the proposed Merger Agreement.

     Under Delaware law, holders of Common Stock who comply with certain notice requirements, do not vote in favor of the Merger Agreement and comply with certain other procedures will have the right to dissent and to be paid cash for the fair value of their shares as finally determined in accordance with the procedures under Delaware law. The fair value, as finally determined, may be more or less than the consideration to be received by other stockholders of Thermo Vision under the terms of the Merger Agreement. Failure to follow such procedures under Delaware law precisely will result in the loss of Dissenters' Rights. See "RIGHTS OF DISSENTING STOCKHOLDERS."

VOTING AND REVOCATION OF PROXIES

     A stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing with the Secretary of Thermo Vision an instrument revoking it, (ii) submitting a duly executed proxy bearing a later date or (iii) voting in person at the Special Meeting. Subject to such revocation, all shares represented by each properly executed proxy received by the Secretary of Thermo Vision will be voted in accordance with the instructions indicated thereon, and if no instructions are indicated, will be voted to approve the Merger Agreement. The shares represented by the accompanying Proxy Card and entitled to vote will be voted if the Proxy Card is properly signed and received by the Secretary of the Company prior to the Special Meeting.

EFFECTIVE TIME

     The Merger will be effective as soon as practicable following stockholder approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions set forth in the Merger Agreement, and upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. See "THE MERGER -- Conditions."

                                   THE MERGER

     The Merger Agreement provides that the Merger Sub, a newly formed Delaware corporation that is a subsidiary of Thermo Instrument, will be merged with and into Thermo Vision, and that following the Merger, the separate existence of the Merger Sub will cease and Thermo Vision will continue as the Surviving Corporation.

     The terms of and conditions to the Merger are contained in the Merger Agreement that is included in full as Appendix A to this Proxy Statement and is incorporated herein by reference. The discussion in this Proxy Statement of the Merger, and the summary description of all material terms of the Merger Agreement that is contained in this section, are subject to and qualified in their entirety by reference to the more complete information set forth in the Merger Agreement.

CONVERSION OF SECURITIES

     At the Effective Time, subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising Dissenters' Rights, shares held in treasury by Thermo Vision and shares held by Thermo Instrument and Thermo Electron) will, by virtue of the Merger, be converted into the right to receive the Cash Merger Consideration. Except for the right to receive the Cash Merger Consideration, from and after the Effective Time, all shares (other than shares held by stockholders exercising Dissenters' Rights), by virtue of the Merger and without any action on the part of the holders, will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a stock certificate formerly representing any shares (other than shares held by stockholders exercising Dissenters' Rights), will after the Effective Time cease to have any rights with respect to such shares other than the right to receive the Cash Merger Consideration for such shares upon surrender of the stock certificate.

     No interest will be paid or accrued on the amount payable upon the surrender of any stock certificate. Payment to be made to a person other than the registered holder of the stock certificate surrendered is conditioned upon the stock certificate so surrendered being properly endorsed and otherwise in proper form for transfer, as determined by the Payment Agent. Further, the person requesting such payment will be required to pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the stock certificate surrendered or establish to the satisfaction of the Payment Agent that such tax has been paid or is not payable. Six months following the Effective Date, Thermo Instrument may require the Payment Agent to deliver to it any funds made available to the Payment Agent that have not been disbursed to holders of stock certificates formerly representing shares outstanding prior to the Effective Time. After such time, holders of Thermo Vision stock certificates will be entitled to look to Thermo Instrument only as general creditors with respect to cash payable upon due surrender of their stock certificates. Notwithstanding the foregoing, neither the Payment Agent nor any party to the Merger Agreement will be liable to any holder of stock certificates formerly representing shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     At the Effective Time, each share of the Merger Sub's common stock that is issued and outstanding immediately prior to the Effective Time held by Thermo Electron and Thermo Instrument will, by virtue of the Merger, be converted at the Effective Time into one fully paid and nonassessable share of common stock of the Surviving Corporation. All shares held in treasury by Thermo Vision immediately prior to the Effective Time will, at the Effective Time, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist. Shares of Common Stock held by persons properly exercising Dissenters' Rights will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due such dissenting stockholder pursuant to Section 262 of the DGCL. See "RIGHTS OF DISSENTING STOCKHOLDERS."

ASSUMPTION OF THERMO VISION STOCK OPTIONS BY THERMO INSTRUMENT

     Thermo Vision has, from time to time, issued options to acquire Common Stock pursuant to the Thermo Vision Stock Option Plan. At the Effective Time, each outstanding Thermo Vision Stock Option under the Thermo Vision Stock Option Plan, whether or not exercisable, will be assumed by Thermo Instrument. Each Thermo Vision Stock Option so assumed by Thermo Instrument will continue to have, and be subject to, the same terms and conditions set forth in the Thermo Vision Stock Option Plan immediately prior to the Effective Time, except that
(i) each Thermo Vision Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Instrument Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Thermo Vision Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Thermo Instrument Common Stock, and (ii) the per share exercise price for the shares of Thermo Instrument Common Stock issuable upon exercise of such assumed Thermo Vision Stock Option will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Thermo Vision Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The "Exchange Ratio" is a fraction, the numerator of which is the Cash Merger Consideration and the denominator of which is the closing price of Thermo Instrument Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system, rounded down to the nearest whole number of shares of Thermo Instrument Common Stock.


DEFERRED COMPENSATION PLAN FOR DIRECTORS


     At the Effective Time, the Thermo Vision deferred compensation plan for directors (the "Deferred Compensation Plan") will terminate, and Thermo Vision will distribute to each participant the sum in cash equal to the balance of stock units credited to his deferred compensation account under the Deferred Compensation Plan as of the Effective Time multiplied by the Cash Merger Consideration.

TRANSFER OF SHARES

     Shares of Common Stock will not be transferred on the stock transfer books at or after the Effective Time. If certificates representing such shares are presented to Thermo Vision after the Effective Time, such shares will be canceled and exchanged for the Cash Merger Consideration.

CONDITIONS

     Each party's obligation to effect the Merger is subject to the satisfaction of each of the following conditions at or prior to the Effective Time:

      (i) the Merger Agreement and the transactions contemplated therein shall have been approved and adopted by the affirmative vote of (a) the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon in accordance with the DGCL and (b) the majority of the outstanding shares of Common Stock voted at the Special Meeting by the Public Stockholders; and

      (ii) no court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

     The obligations of Thermo Vision to effect the Merger are subject to the satisfaction of each of the following conditions at or prior to the Effective Time, unless waived in writing by Thermo Vision:

      (i) the representations and warranties of the Merger Sub and Thermo Instrument in the Merger Agreement shall be true and correct in all material respects on and as if made at the Effective Time, except as otherwise permitted by the Merger Agreement;

      (ii) the Merger Sub and Thermo Instrument shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them at or prior to the Effective Time; and

      (iii) Thermo Vision shall have received a certificate of the President, Chief Executive Officer or Vice President of Thermo Instrument certifying to the effect of above clauses (i) and (ii).

     The obligations of the Merger Sub and Thermo Instrument to effect the Merger are subject to the satisfaction of each of the following conditions at or prior to the Effective Time, unless waived in writing by Thermo Instrument:

      (i) the representations and warranties of Thermo Vision in the Merger Agreement shall be true and correct in all material respects on and as if made at the Effective Time, except as otherwise permitted by the Merger Agreement;

      (ii) Thermo Vision shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; and

      (iii) Thermo Instrument shall have received a certificate of the President, Chief Executive Officer or Vice President of Thermo Vision certifying to the effect of above clauses (i) and (ii).

REPRESENTATIONS AND WARRANTIES

     Thermo Vision has made representations and warranties in the Merger Agreement regarding, among other things, its organization and good standing, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, its capitalization, requisite governmental and other consents and approvals, and the content and submission of forms and reports required to be filed by Thermo Vision with the Commission.

     Thermo Instrument and the Merger Sub have made representations and warranties in the Merger Agreement regarding, among other things, their organization and good standing, authority to enter the Merger Agreement and consummate the transactions contemplated thereby, adequacy of Thermo Instrument's financial resources to pay the Cash Merger Consideration, accuracy of information supplied by Thermo Instrument for submission on forms and reports required to be filed by Thermo Vision with the Commission, and requisite governmental and other consents and approvals.

     The representations and warranties of the parties in the Merger Agreement will expire upon consummation of the Merger. After such expiration, none of the parties to the Merger Agreement or their respective officers, directors or principals will have any liability for any such representations or warranties.

COVENANTS

     In the Merger Agreement, Thermo Vision has agreed that during the period from the date of the Merger Agreement and continuing until the earlier of termination of the Merger Agreement or the Effective Time, Thermo Vision will carry on its business in the usual, regular and ordinary course, substantially consistent with past practice and will not, without the prior consent of Thermo Instrument, or unless otherwise permitted by the Merger Agreement:

         (i) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

        (ii) enter into any material partnership arrangements, joint development agreements or strategic alliances;

       (iii) grant any severance or termination pay to any officer or employee except payments in amounts consistent with past practices or pursuant to written agreements outstanding, or existing policies, or adopt any new severance plan;

        (iv) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (v) issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance of shares of Common Stock pursuant to the exercise of stock options therefor;

        (vi) cause, permit or propose any amendments to its Certificate of Incorporation or Bylaws;

       (vii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any other business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances;

      (viii) sell, lease, license, encumber or otherwise dispose of any properties or assets that are material, individually or in the aggregate, to the business of Thermo Vision;

        (ix) incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or guarantee any debt securities of others;

        (x) adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees, except increases in amounts consistent with past practice;

        (xi) pay, discharge or satisfy any claim, liability or obligation, other than the payment, discharge or satisfaction in the ordinary course of business;

       (xii) make any grant of exclusive rights to any third party; or

      (xiii) agree in writing or otherwise to take any of the actions described above.

INDEMNIFICATION AND INSURANCE

     The Merger Agreement provides that for a period of six years after the Effective Time, Thermo Instrument will, and will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of Thermo Vision, pursuant to Thermo Vision's Certificate of Incorporation and Bylaws, each as in effect immediately prior to the Effective Time, to those individuals who were directors or officers of Thermo Vision at the Effective Time. The Surviving Corporation's Certificate of Incorporation and Bylaws will contain the provisions with respect to indemnification and elimination of liability for monetary damages currently set forth in Thermo Vision's Certificate of Incorporation and

Bylaws, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of those individuals who were directors or officers of Thermo Vision at the Effective Time, unless such modification is required by law.

     In addition, Thermo Instrument will cause the Surviving Corporation, either directly or through participation in Thermo Electron's umbrella policy, to maintain in effect, for a period of six years after the Effective Time, a directors' and officers' liability insurance policy covering the Thermo Vision directors and officers who, at the Effective Time, were then covered by Thermo Electron's liability insurance policy, with coverage providing substantially the same amount and scope as such directors' and officers' existing coverage. However, in no event will the Surviving Corporation be required to pay premiums for such insurance in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable to and paid by Thermo Vision.

TERMINATION, AMENDMENT AND WAIVER

     At any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Thermo Vision, the Merger Agreement may be terminated by the mutual written consent of the board of directors of the Merger Sub and the Board of Directors of Thermo Vision.

     In addition, either the Merger Sub or Thermo Vision, in accordance with the provisions of the Merger Agreement, may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Thermo Vision, if (i) the Merger has not been consummated by December 31, 1999, unless such party's action or inaction constitutes a breach of the Merger Agreement and has been a principal cause of or resulted in the failure of the Merger to be consummated, (ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or action is final and nonappealable or (iii) the approval of the stockholders of Thermo Vision necessary to consummate the Merger has not been obtained, unless such party's action or inaction constitutes a breach of the Merger Agreement and has been the principal cause of or resulted in the failure to obtain the requisite stockholder approval to consummate the Merger.

     In addition, the Merger Sub may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Thermo Vision, if Thermo Vision breaches any representation, warranty, covenant or agreement and fails to cure such breach within ten business days after written notice of such breach from the Merger Sub.

     Thermo Vision may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Thermo Vision, if (i) Thermo Vision's Board of Directors determines in good faith, on the advice of outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so or (ii) Thermo Instrument or Merger Sub breaches any representation, warranty, covenant or agreement and fails to cure such breach within ten business days after written notice of such breach from Thermo Vision.

     Subject to the provisions of applicable law, the Merger Agreement may be amended by the parties thereto at any time by written agreement of the parties.

SOURCE OF FUNDS

     The aggregate consideration payable in the Merger is approximately $10.6 million. Thermo Instrument intends to finance the Merger entirely from cash on hand.

EXPENSES

     The parties have agreed to pay their own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby. Assuming the Merger is consummated, the estimated costs and fees in connection with the Merger and the related transactions that will be paid by Thermo Vision are as follows:

COST OR FEE                                                 ESTIMATED AMOUNT
-----------                                                 ----------------

Accounting fees.........................................        $ 15,000
Printing and mailing fees...............................         150,000
Commission filing fees..................................           2,126
Other regulatory filing fees............................           5,000
Miscellaneous...........................................           2,874
                                                                --------
                                                                $175,000
                                                                ========

ACCOUNTING TREATMENT

     The Merger will be accounted for as the acquisition of a minority interest by Thermo Instrument, using the purchase method of accounting.

REGULATORY APPROVALS

     No federal or state regulatory approvals are required to be obtained that have not already been obtained, nor any regulatory requirements complied with, in connection with the consummation of the Merger by any party to the Merger Agreement, except for (i) the requirements of the DGCL in connection with stockholder approvals and consummation of the Merger and (ii) the requirements of the federal securities laws.

                       RIGHTS OF DISSENTING STOCKHOLDERS

     Under the DGCL, record holders of shares of Common Stock who follow the procedures set forth in Section 262 and who have not voted in favor of the Merger Agreement will be entitled to have their shares of Common Stock appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of such shares together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of
Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Appendix B.

     Under Section 262, where a merger agreement is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the Special Meeting, not less than 20 calendar days prior to the meeting, the Company must notify each of the holders of Common Stock at the close of business on the Record Date that such appraisal rights are available and include in each such notice a copy of Section 262. This Proxy Statement constitutes such notice. Any stockholder wishing to exercise appraisal rights should review the following discussion and Appendix B carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the DGCL.

     A holder of shares of Common Stock wishing to exercise appraisal rights must deliver to the Company, before the vote on the approval and adoption of the Merger Agreement at the Special Meeting, a written demand for appraisal of such holder's shares of Common Stock. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the Merger Agreement will not constitute such a demand. In addition, a holder of shares of Common Stock wishing to exercise appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares through the Effective Time.

     Only a holder of record of shares of Common Stock is entitled to assert appraisal rights for the shares of Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Common Stock who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Common Stock should be sent or delivered to Sandra L. Lambert, Secretary, Thermo Vision Corporation, c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, so as to be received before the vote on the approval and adoption of the Merger Agreement at the Special Meeting.

     If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker holding Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the Common Stock held for one or more beneficial owners while not exercising such rights with respect to the Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Common Stock held in the name of the record owner.

     Within 10 calendar days after the Effective Time, the Company, as the Surviving Corporation in the Merger, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of
Section 262 and who has not voted in favor of the Merger Agreement. Within 120 calendar days after the Effective Time, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in
Section 262.

     Within 120 calendar days after the Effective Time, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock as determined under Section 262 could be more than, the same as or less than the amount per share that they would otherwise receive if they did not seek appraisal of their shares of Common Stock. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the shares of Common Stock entitled to appraisal.

     The Court may require stockholders who have demanded an appraisal and who hold Common Stock represented by certificates to submit their certificates of Common Stock to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time).

     If any stockholder who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock of such holder will be converted into the right to receive the Cash Merger Consideration in accordance with the Merger Agreement, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition for appraisal is filed within 120 calendar days after the Effective Time. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 calendar days after the Effective Time will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

     For federal income tax purposes, stockholders who receive cash for their shares of Common Stock upon exercise of Dissenters' Rights will realize taxable gain or loss. See "FEDERAL INCOME TAX CONSEQUENCES."

                        FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax considerations relevant to the Merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Common Stock as described herein. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States and holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation. In addition, the following discussion does not include any discussion of any state, local or foreign tax consequences that may result from the Merger.

     THIS TAX DISCUSSION IS BASED UPON PRESENT UNITED STATES FEDERAL INCOME TAX LAW. EACH HOLDER OF COMMON STOCK SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN SUCH TAX LAWS.

     For federal income tax purposes, the receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable sale of the holder's Common Stock. Each holder's gain or loss with respect to a share will equal the difference between $7.00 and the holder's basis in the share of Common Stock. Such gain or loss generally will be a capital gain or loss provided that the holder has held the Common Stock as a capital asset. Capital gain or loss will be treated as long-term capital gain or loss if the holder has held the Common Stock for more than one year, and will be treated as short-term capital gain or loss if the holder has held the Common Stock for one year or less.

     A holder of Common Stock may be subject to backup withholding at the rate of 31% with respect to Cash Merger Consideration received pursuant to the Merger, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, adequately demonstrates this fact, or (b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. To prevent the possibility of backup withholding, each holder must provide the Payment Agent with his or her correct TIN by completing a Form W-9 or Substitute Form W-9 or, in the case of exempt foreign persons, with certain other information by completing the appropriate Form W-8 or Substitute Form W-8. A holder of Common Stock who does not provide the above information may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as backup withholding. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. Thermo Instrument (or its agent) will report to the holders of Common Stock and the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, withheld with respect thereto.

     Neither the Company, Merger Sub nor Thermo Instrument will recognize gain or loss for federal income tax purposes as a result of the Merger.

                            BUSINESS OF THE COMPANY

OVERVIEW

     The Company designs, manufactures, and markets a diverse array of photonics products, which are light-based technologies embedded as "enabling technologies" in a wide range of applications, including medical diagnostic and analytical instrumentation; semiconductor manufacturing; X-ray imaging; and physics, chemistry, and biology research. The Company organizes and manages its business by individual functional operating entity. The Company's businesses operate in three segments: Optically Based Instruments and Lasers, Optical Components, and Sensors and Imaging Systems.

     The Company was incorporated in November 1995 as a wholly owned subsidiary of Thermo Optek Corporation ("Thermo Optek"), a publicly traded, majority-owned subsidiary of Thermo Instrument. In December 1997, the Company was "spun out" through a distribution of all of its outstanding capital stock as a tax-free dividend to Thermo Optek shareholders. Thermo Vision is now a majority-owned public subsidiary of Thermo Instrument.

     On July 16, 1999, the Company acquired the non-telecommunications thin-film optical filter business of Corning OCA Corporation from Corning OCA Corporation for a purchase price of $4 million. This business manufactures optical filters and assemblies in the ultra-violet, visible, near infrared and infrared portions of the electromagnetic spectrum. Common applications for the manufactured filters are clinical chemistry, scientific instruments, bar code scanners, color measurement, intrusion detection, laser protection and process control equipment.

PRINCIPAL PRODUCTS AND SERVICES

     The Company organizes and manages its business by individual functional operating entity, each of which is engaged in designing, manufacturing and marketing products for the photonics industry. Photonics is in many ways analogous to electronics. Both are used to detect, transmit, store, and process information, and to generate energy, as well as to capture and display images. Photonics, however, has two primary advantages over electronics- greater speed and smaller size. As a result, a thin fiber optic cable (photonic) can transmit 10,000 times more information than a copper wire (electronic).

  Optically Based Instruments and Lasers

     The Company's Optically Based Instruments and Lasers segment is comprised of its Oriel Instruments Corporation and Laser Science, Inc. subsidiaries and its Thermo Vision Colorado division.

     The Optically Based Instruments and Lasers segment manufactures analyzers that combine optical components and signal processors, which are used primarily in research, analytical, and process applications, such as the determination of correct exposure time for photoresist development in photolithography, identification of materials by their fluorescence lifetime, and the quality testing of optical components. The Company focuses on the development of low-cost analyzers that use standard photonics components as building blocks designed to work together in multiple configurations and to be easily modified to accommodate changing end-user requirements. For example, the Company's monochromators, which divide white light into its component wavelengths, are one of the basic building blocks for spectroscopic research and analytical instruments.

     This segment also includes pulsed nitrogen lasers, nitrogen laser accessories, pulsed CO(2) lasers, and autosamplers, which the Company designs, manufactures, and markets as accessories to analytical instruments. Pulsed lasers are preferable to continuous lasers in measurement applications because the break in the laser beam provides discrete time segments in which to perform measurements. The Company's lasers are often used as the ionization sources for matrix assisted laser desorption ionization-time of flight (MALDI-TOF) mass spectrometers used to study proteins, peptides, and other large biomolecules, as well as for the cutting of samples mounted in a microscope.

     Revenues from sales of optically based instruments and lasers represented 61%, 66% and 69% of the Company's total revenues in 1998, 1997 and 1996, respectively. See Note 9 to the Company's

Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.

  Optical Components

     The Company's Optical Components segment is comprised of its Thermo Vision Opticon Corporation and Hilger Crystals Limited subsidiaries and its Corion division.

     This segment manufactures a variety of optical components, including filters and crystals. Primary applications for optical components include medical and analytical instruments and X-ray baggage screening for security purposes. The Company offers a broad line of optical components designed for specific applications and for use in modular systems. In July 1999, this segment acquired the assets of the non-telecommunications optical filter business of Corning OCA Corporation, which manufactures optical filters and assemblies in the ultra-violet, visible, near infrared and infrared and IR portions of the electromagnetic spectrum.

     Revenues from sales of optical components represented 21%, 21% and 22% of the Company's total revenues in 1998, 1997 and 1996, respectively. See Note 9 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.

  Sensors and Imaging Systems

     The Company's Sensors and Imaging Systems segment is comprised of its Centro Vision, Inc. and CID Technologies Inc. subsidiaries.

     This segment manufactures sensors that are primarily used by manufacturers of medical diagnostic and analytical instruments. Sensors detect photons and produce a resultant electrical signal. An imaging system consists of a sensor or an array of sensors connected to a recording and/or display device. Applications of sensors and imaging systems include cameras for filmless dental X-ray imaging and detectors for optical spectrometers used in chemical analysis. The Company's imaging sensors can be designed to have very high dynamic range at low light levels, which makes them attractive in demanding spectroscopy and astronomy applications. The Company offers a number of proprietary charge-injection device ("CID") sensors based on its own designs and also customizes sensors to particular customer specifications. The Company also designs and markets CID camera systems.

     The Company's sensors convert light to electricity or electricity to light. A familiar example is the silicon photodiode detector, with uses ranging from orienting satellites toward the sun to color recognition for paint matching. The Company customizes its photodiodes for specific applications.

     Revenues from sales of sensors and imaging systems represented 18%, 13% and 9% of the Company's total revenues in 1998, 1997 and 1996, respectively. See
Note 9 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.

  Sales and Marketing

     The Company markets its products both in the U.S. and internationally by means of technical catalogs, available in printed format, as well as through Web sites and the dealer and distributor networks of its subsidiaries and divisions. The Company sells directly to larger OEM buyers through the direct sales forces of its subsidiaries and divisions. The Company trains the members of its sales forces on the technical aspects of its products so they are able to respond to questions and otherwise support customers, dealers, and distributors. The Company holds a minority equity interest in LOT-Oriel Holding GmbH ("LOT-Oriel"), a large European distributor of photonics products. A Company representative serves as a member of LOT-Oriel's board of directors. The Company believes that its relationship with LOT-Oriel enhances the Company's visibility in and access to the European photonics market.

NEW PRODUCTS; RESEARCH AND DEVELOPMENT

     The Company maintains active programs for the development of new technologies and the enhancement of its existing products. In addition, the Company seeks to develop new applications for its products and technologies. The Company incurred research and development expenses of $4,233,000, $4,143,000, and $3,499,000 in 1998, 1997, and 1996, respectively. In addition, for customer-sponsored contract research and development expenses, the Company received $338,000, $744,000, and $532,000 in 1998, 1997, and 1996, respectively.

RAW MATERIALS

     The Company purchases the silicon wafers used in its CID sensor and silicon photodiodes from third-party suppliers. After purchase, the silicon wafers are shipped to fabricators to be processed in accordance with the Company's designs and specifications. Historically, a single fabricator was employed to process silicon wafers. In 1998, the Company experienced problems with this fabricator when the processed silicon wafers did not meet anticipated process yields. The lower yields hampered the Company's ability to meet orders for its products. The Company qualified and has begun purchasing processed silicon wafers for certain of the Company's products from a second fabricator and has started the process of qualifying a third fabricator to process silicon wafers for certain of the Company's other products. The Company continues to work with the original fabricator to increase the yields of the processed silicon wafers. The original fabricator was recently acquired by a third party that the Company believes will provide additional resources and commitment necessary to continue to improve yields. The Company purchases CID wafers from its existing supplier on a purchase-order basis and does not have a formal supply arrangement with these companies. The Company believes that outsourcing the processing of these wafers enables it to avoid the technological risks and significant capital costs associated with maintaining its own wafer-fabrication lines.

     Except for those discussed above, raw materials, components, and supplies purchased by the Company are generally either available from a number of different suppliers or from alternative sources that could be developed without a material adverse effect on the Company. To date, the Company has experienced no difficulties in obtaining these materials.

PATENTS, LICENSES, AND TRADEMARKS

     The Company's success depends in part on the strength and protection of its proprietary methodologies and designs and other proprietary intellectual rights. The Company's policy is to protect its intellectual property rights and to apply for patent protection when appropriate. The Company believes that its manufacturing know-how, particularly with respect to its optical filters and crystals, provides it with a competitive advantage.

     The Company currently holds numerous issued U.S. patents expiring at various dates ranging from 1999 to 2016. The Company also has a number of applications pending for additional U.S. patents and a number of foreign counterparts for its patents in various foreign countries. The Company does not believe the expiration of any single patent will materially impact the Company's competitive position. The Company also has certain registered and other trademarks. In addition, the Company has entered into license agreements with other companies pursuant to which it grants or receives the rights to certain technology, know-how, trademarks, or patents. Several of the Company's issued U.S. patents pertain to its CID technology. In addition, the Company holds a nonexclusive license to certain additional patents relating to CID technology.

SEASONAL INFLUENCES

     There are no significant seasonal influences on the Company's sales of its products.

WORKING CAPITAL REQUIREMENTS

     There are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on the Company's working capital.

DEPENDENCY ON A SINGLE CUSTOMER

     No single customer accounted for more than 10% of the Company's total revenues in any of the past three years.

BACKLOG

     The Company's backlog of firm orders at year-end 1998 and 1997 was as follows:

                                                               1998      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Optical Components..........................................  $ 1,885   $ 2,324
Sensors and Imaging Systems.................................    4,222     4,377
Optically Based Instruments and Lasers......................    4,552     5,559
                                                              -------   -------
                                                              $10,659   $12,260
                                                              -------   -------

     Certain of these orders are cancellable by the customer upon payment of a cancellation charge. The Company believes that substantially all of the backlog as of January 2, 1999, will be shipped or completed during 1999. The $0.5 million decrease in the Optical Components backlog is primarily due to the completion of the Stanford Linear Accelerator Contract in 1998. The $1.0 million decrease in the Optically Based Instruments and Lasers segment backlog is primarily due to a slowdown in the semiconductor industry.

GOVERNMENT CONTRACTS

     The Company has no material portion of its business that is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

COMPETITION

     The photonics industry is highly competitive. Photonics has historically been a fragmented market, comprising more than 4,000 competitors around the world. The Company competes with a number of companies that have substantially greater financial, marketing, and other resources than the Company. The Company competes in each of its three photonics segments primarily on the basis of technical suitability, product performance, reliability, and price. The Company's principal competitors are: Optical Coating Laboratory, Inc. and the Bicron business unit of Saint-Gobain Industrial Ceramics, Inc. (in the Optical Components segment); UDT Sensors, Inc., an Opto-Sensors Company; Dalsa Corporation; and Cohu, Inc. (in the Sensors and Imaging Systems segment); and Roper Scientific, Inc.; Acton Research Corporation; the ISA unit of Horiba Instruments, Inc.; Hamamatsu Corporation, a unit of Hamamatsu Photonic KK; Newport Corporation; and Coherent, Inc. (in the Optically Based Instruments and Lasers segment).

ENVIRONMENTAL PROTECTION REGULATIONS

     The Company believes that compliance by the Company with federal, state, and local environmental protection regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position.

NUMBER OF EMPLOYEES

     As of September 1, 1999, the Company employed approximately 290 people.

PROPERTIES

     The Company believes that its facilities are in good condition and are suitable and adequate for its present operations. With respect to leases expiring in the near future, in the event the Company does not renew such leases, the Company believes suitable alternate space is available for lease on acceptable terms. The Company's material physical properties are as follows, divided by segment:

  Optically Based Instruments and Lasers

     The Company leases approximately 44,900 square feet of office, engineering, and manufacturing space in Connecticut and Massachusetts under leases expiring in 2008 and 2006, respectively. In addition, the Company owns approximately 3,600 square feet of office and manufacturing space in Colorado.

  Optical Components

     The Company leases approximately 27,600 square feet of office, engineering, and manufacturing space in Massachusetts under a lease expiring in 2006. The Company owns approximately 15,600 square feet of office and manufacturing space in England.

  Sensors and Imaging Systems

     The Company leases approximately 30,300 square feet of office, engineering, and manufacturing space in California and New York under leases expiring in 2004 and 2006, respectively.

                         SELECTED FINANCIAL INFORMATION
                                      AND
                       RATIO OF EARNINGS TO FIXED CHARGES

     The selected financial information presented below as of and for the years ended January 2, 1999, and January 3, 1998, and for the year ended December 28, 1996, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Proxy Statement. The selected financial information presented below as of December 28, 1996, as of and for the year ended December 30, 1995, and for the year ended December 31, 1994, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, but have not been included or incorporated by reference herein. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Proxy Statement. The selected financial information as of December 31, 1994, and for the six months ended July 3, 1999, and July 4, 1998, has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the six months ended July 3, 1999, are not necessarily indicative of results for the entire year.


                                 PRO FORMA
                                COMBINED(1)
                             -----------------
                               SIX                  SIX MONTHS
                             MONTHS                    ENDED
                              ENDED              -----------------
                             JULY 3,             JULY 3,   JULY 4,
                              1999      1998     1999(2)    1998      1998     1997(3)   1996(4)    1995     1994
                             -------   -------   -------   -------   -------   -------   -------   ------   ------
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA
Revenues...................  $21,584   $45,275   $19,115   $20,753   $37,966   $39,694   $30,434   $6,026   $4,242
Net Income.................      313     2,117        92     1,296       221     2,348     1,418      147      146
Basic and Diluted Earnings
  per Share................      .04       .26       .01       .16       .03       .34       .21      .02      .02
BALANCE SHEET DATA (AT END
  OF PERIOD)
Working Capital............  $10,390             $12,500   $19,618   $19,455   $19,639   $ 5,601   $  570   $ (359)
Total Assets...............   47,060              46,910    47,470    46,280    47,401    28,362    6,778    6,776
Long-term Obligations......    3,800               3,800     7,747     7,747     7,747         -        -        -
Shareholders' Investment...   32,205              32,205    33,244    32,179    32,055    20,252    4,697    4,083
OTHER DATA
Book Value per Share.......  $  4.00             $  4.00   $  4.13   $  4.00   $  3.98   $  2.99   $  .69   $  .60
Cash Dividends Declared per
  Share....................       --                  --        --        --        --        --       --       --
RATIO OF EARNINGS TO FIXED
CHARGES (5)................                         1.43      6.36      1.58      7.47      9.38     3.48     5.66


---------------
(1) The pro forma combined statement of income data was derived from the pro forma combined condensed statement of income included elsewhere in this Proxy Statement. The pro forma combined statement of income data sets forth the results of operations for fiscal year 1998 and the six months ended July 3, 1999, as if the acquisition of the non-telecommunications optical filter business of Corning OCA Corporation (OCA) had occurred as of July 3, 1999. The pro forma combined balance sheet information is derived from the pro forma combined condensed balance sheet included elsewhere in this Proxy Statement, and was prepared as if the payment of $4.0 million by the Company to Corning OCA Corporation for OCA had occurred at the beginning of 1998.

(2) Reflects the February 1999 acquisition of Opticon Corporation.

(3) Reflects the Company's December 1997 initial public offering of common stock and the July 1997 and February 1997 acquisitions of Centronic, Inc. and Laser Science, Inc., respectively.

(4) Reflects the February 1996 acquisitions of Oriel Instruments Corporation and Corion Corporation.

(5) For purposes of computing the ratios of earnings to fixed charges, "earnings" represent income before provision for income taxes, plus fixed charges. "Fixed charges" consist of interest on indebtedness and one-third of rental expense, which is deemed to be the interest component of such rental expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company designs, manufactures, and markets a diverse array of photonics products - light-based technologies that are embedded as "enabling technologies" in a wide range of applications, including medical diagnostic and analytical instrumentation; semiconductor manufacturing; X-ray imaging; and physics, chemistry, and biology research.

     The Company organizes and manages its business by individual functional operating entity. The Company's businesses operate in three segments: Optically Based Instruments and Lasers, Optical Components, and Sensors and Imaging Systems. The Optically Based Instruments and Lasers segment, which consists of the Company's Oriel Instruments Corporation ("Oriel") and Laser Science, Inc. ("LSI") subsidiaries and its Thermo Vision Colorado division, manufactures low-cost analyzers that combine optical components and signal processors used primarily in research, analytical, and process applications such as semiconductor photolithography. In addition, this segment manufactures pulsed nitrogen lasers, nitrogen laser accessories, pulsed CO(2) lasers, and autosamplers sold as accessories to analytical instruments.

     The Optical Components segment, which consists of the Company's Corion division and its Hilger Crystals Limited subsidiary, manufactures a variety of optical components, including filters and crystals. The Company's optical components are used primarily in medical and analytical instruments and X-ray baggage screening for security purposes. In February and July 1999, this segment acquired the assets of Opticon Corporation (now called Thermo Vision Opticon) and the non-telecommunications optical filter business of Corning OCA Corporation, respectively (See Note 12 to the Company's Consolidated Financial Statements included elsewhere in this Proxy Statement).

     The Sensors and Imaging Systems segment, which consists of the Company's Centro Vision, Inc. and CID Technologies Inc. ("CIDTEC") subsidiaries, manufactures sensors that are primarily used by manufacturers of medical diagnostic and analytical instruments. This segment also designs and markets charge-injection device ("CID") sensors and CID camera systems.

     Approximately 7% of the Company's 1998 revenues originated outside the U.S. and approximately 28% of the Company's 1998 revenues were exports from the U.S. Revenues originating outside the U.S. represent revenues of Hilger Crystals Limited ("Hilger"). Hilger's operations are located in the United Kingdom and principally sell in the local currency. Exports from the Company's U.S. operations are denominated in U.S. dollars. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.

RESULTS OF OPERATIONS

  First Six Months 1999 Compared With First Six Months 1998

     Revenues were $19.1 million in the first six months of 1999, compared with $20.8 million in the first six months of 1998. Revenues increased $1.0 million due to the inclusion of revenues from Thermo Vision Opticon, which was acquired in February 1999. Optically Based Instruments and Lasers segment revenues decreased $1.7 million, primarily as a result of continuing softness in the semiconductor industry and the continuing economic uncertainty in Asia. Excluding the acquisition of Thermo Vision Opticon, Optical Components segment revenues decreased $0.7 million, primarily due to the completion of shipments under Hilger's Stanford Linear Accelerator contract during the second quarter of 1998. Sensors and Imaging System segment revenues decreased $0.3 million. An increase in revenues due to recently introduced dental imagers at CIDTEC was more than offset by a decrease in revenues at Centro Vision due to a general decline in customer demand.

     The gross profit margin decreased to 39% in the first six months of 1999 from 44% in the first six months of 1998. The decrease was primarily due to higher cost of sales in the Sensors and Imaging Systems segment as a result of continuing production startup costs related to CIDTEC's dental imager. The lower gross profit margin arising from such costs contributed to an operating loss in this segment in the 1999 period, compared with marginally profitable operations in the 1998 period. To a lesser extent, the gross profit margin decreased due to the inclusion of results from Thermo Vision Opticon, which had a gross margin of 32% during the period.

     Selling, general, and administrative expenses as a percentage of revenues increased to 27% in the first six months of 1999 from 23% in the first six months of 1998, primarily due to decreased revenues in the Optically Based Instruments and Lasers and Optical Components segments. Selling, general, and administrative expenses increased to $5.2 million in 1999 from $4.7 million in 1998, primarily due to the inclusion of $0.3 million of costs at Thermo Vision Opticon and increased marketing expenses at Oriel. Research and development expenses were unchanged at $2.1 million in 1999 and 1998.

     Interest income and related-party interest were unchanged at $0.2 million in the first six months of 1999 and 1998.

     The effective tax rate was 42% in the first six months of 1999 and 1998. The effective tax rate exceeded the statutory federal income tax rate primarily due to the effect of nondeductible amortization of cost in excess of net assets of acquired companies and state income taxes.

1998 COMPARED WITH 1997

     Revenues decreased to $38.0 million in 1998 from $39.7 million in 1997. Revenues increased $3.2 million due to the inclusion of revenues for the full period from Centro Vision, acquired in July 1997, and LSI, acquired in February 1997. Excluding the impact of acquisitions, revenues decreased $4.9 million. Excluding acquisitions, Optically Based Instruments and Lasers segment revenues decreased $3.8 million, primarily as a result of a slowdown in the semiconductor industry during 1998 and the economic crisis in Asia. Excluding acquisitions, Sensors and Imaging Systems segment revenues decreased $0.9 million, primarily due to the loss of a customer. Sales to this customer in 1997 were approximately $0.8 million. There were no sales to this customer in 1998.

     The gross profit margin decreased to 37% in 1998 from 44% in 1997, primarily due to inventory provisions of $2.2 million (See Note 3 to the Company's Consolidated Financial Statements included elsewhere in this Proxy Statement). The Sensors and Imaging Systems segment recorded inventory provisions of $1.6 million, which primarily relate to a provision for yields from outsourced wafer production that were lower than had been anticipated and inventories considered to be in excess based on current customer demand. The Optically Based Instruments and Lasers segment recorded inventory provisions of $0.6 million, which primarily relate to reserves for discontinued products and inventories considered to be in excess based on current customer demand. Exclusive of the inventory provisions, the gross profit margin was 43% in 1998, compared with 44% in 1997. The decrease was primarily due to higher cost of sales in the Sensors and Imaging Systems segment as a result of initial production startup costs related to CIDTEC's dental imager.

     Selling, general, and administrative expenses as a percentage of revenues increased to 25% in 1998 from 23% in 1997, primarily due to public reporting costs incurred in 1998 that were not incurred in 1997. Research and development expenses were relatively unchanged at $4.2 million in 1998 and $4.1 million in 1997.

     During the third quarter of 1998, the Optically Based Instruments segment recorded restructuring costs of $40,000 related to the termination of 10 employees (See Note 3 to the Company's Consolidated Financial Statements included elsewhere in this Proxy Statement).

     As a result of the inventory provisions and decline in sales, the Sensors and Imaging Systems segment incurred an operating loss in 1998 compared with profitable operations in 1997.

     Interest income increased to $0.5 million in 1998 from $41,000 in 1997, primarily due to higher average invested balances as a result of proceeds from the Company's December 1997 initial public offering. Related-party interest expense increased to $0.4 million in 1998 from $0.3 million in 1997, primarily due to the July 1997 issuance of a $3.8 million note payable to Thermo Electron Corporation for the acquisition of Centro Vision.

     The effective tax rate was 55% in 1998, compared with 42% in 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of nondeductible amortization of cost in excess of net assets of acquired companies and state income taxes. The effective tax rate increased primarily due to the higher relative impact of nondeductible amortization of cost in excess of net assets of acquired companies.

1997 COMPARED WITH 1996

     Revenues increased 30% to $39.7 million in 1997 from $30.4 million in 1996. Revenues increased $9.2 million due to the inclusion of revenues from LSI, acquired in February 1997, and Centro Vision, acquired in July 1997, and the inclusion of revenues for the full year from Oriel and Corion, acquired in February 1996. Optical Components segment revenues increased, primarily due to shipments under Hilger's Stanford Linear Accelerator contract, which commenced in the second quarter of 1996. This increase was offset in part by lower Optically Based Instruments and Lasers segment revenues, primarily because the Company is no longer consolidating the results of Andor Technology Limited (See
Note 1 to the Company's Consolidated Financial Statements included elsewhere in this Proxy Statement).

     The gross profit margin was unchanged at 44% in 1997 and 1996.

     Selling, general, and administrative expenses as a percentage of revenues decreased to 23% in 1997 from 24% in 1996, primarily due to lower selling and marketing expenses in the Optically Based Instruments and Lasers segment. Research and development expenses increased to $4.1 million in 1997 from $3.5 million in 1996, primarily due to the inclusion of research and development expenses at LSI and Centro Vision.

     Interest expense of $0.3 million in 1997 primarily represents interest incurred on the $3.6 million and $3.8 million promissory notes issued to Thermo Optek Corporation and Thermo Electron, respectively, for the acquisitions of LSI and Centro Vision, respectively.

     The effective tax rate was 42% in 1997 and 41% in 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of nondeductible amortization of cost in excess of net assets of acquired companies and state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Consolidated working capital was $12.5 million at July 3, 1999, compared with $19.5 million at January 2, 1999. Included in working capital are cash and cash equivalents of $0.2 million at July 3, 1999, compared with $9.5 million at January 2, 1999. In addition, as of July 3, 1999, the Company had $6.8 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo Electron (See Note 12 to the Company's Consolidated Financial Statements included elsewhere in this Proxy Statement), which became effective June 1, 1999, amounts invested with Thermo Electron were included in cash and cash equivalents. In the first six months of 1999, operating activities provided $2.0 million of cash, including a 1998 federal income tax refund of $0.7 million.

     Excluding advance to affiliate activity, the Company's primary investing activities during the first six months of 1999 were related to acquisitions and capital expenditures. In February 1999, the Company purchased Thermo Vision Opticon for $2.1 million in cash (See Note 12 to the Company's Consolidated Financial Statements included elsewhere in this Proxy Statement). In May 1999, the Company paid an advance of $1.0 million for the acquisition of the assets of the non-telecommunications optical filter business of Corning OCA Corporation ("OCA"), which was acquired in July 1999 for a total purchase price of $4.0 million in cash (See Note 12 to the Company's Consolidated Financial Statements included elsewhere in this Proxy Statement). The Company expended $0.5 million on purchases of property, plant, and equipment, and plans to make capital expenditures of approximately $2.9 million on such purchases during the remainder of 1999, including $1.9 million for additions related to the relocation of OCA to the Company's Corion facility and $0.2 million for the purchase by Hilger of a building.

     In 1998, operating activities provided $2.6 million of cash. A decrease in accounts receivable provided $1.5 million of cash, primarily as a result of lower sales volume in the Optically Based Instruments and Lasers segment. The Company used cash of $0.9 million to fund an increase in inventories, primarily to support increased demand for sensors in the Sensors and Imaging Systems segment and for Optical Components segment raw material requirements. The Company used $1.5 million to reduce accounts payable in each of its segments.

     During 1998, the Company's investing activities used $2.5 million of cash. The Company expended $2.3 million on purchases of property, plant, and equipment during 1998, including leasehold improvements at Oriel's new facility.

     Hilger, the Company's foreign subsidiary, has a credit facility arrangement for working capital needs (See Note 8 to the Company's Consolidated Financial Statements included elsewhere in this Proxy Statement). The Company may require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance any such acquisitions through internal funds and/or short- or long-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that additional funds will be available on acceptable terms or at all. The maturity of the Company's debt to Thermo Optek in February 2000 and to Thermo Electron in July 2000 could adversely affect the Company's liquidity. Excluding debt to affiliates, the Company believes its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

MARKET RISK

     The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to this risk through its regular operating and financing activities.

     The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term. The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $0.1 million reduction of shareholders' investment.

     The Company's exposure at July 3, 1999, to market risk from changes in foreign currency exchange rates has not changed materially from its exposure at year-end 1998.

YEAR 2000

     The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products; (iii) assessing the year 2000 readiness of its key suppliers and vendors; and (iv) developing a contingency plan.

  The Company's State of Readiness

     The Company has implemented a compliance program to ensure that its critical information technology systems and non-information technology systems will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and non-information technology systems for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical non-information technology systems, which efforts included testing the year 2000 readiness of its manufacturing, utility, and telecommunications systems at its critical facilities. The Company is currently in phase two of its program, during which any material noncompliant systems or non-information technology systems that were identified during phase one are prioritized and remediated. Based on its evaluations of its critical non-information technology systems, the Company does not believe any material upgrades or modifications are required. The Company is currently upgrading or replacing its material noncompliant information technology systems, and this process was approximately 80% complete as of July 3, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical non-information technology systems will be year 2000 compliant by the end of 1999.

     The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. Very few of the Company's products interface with computers and the Company believes that all of its material products are year 2000 compliant. However, there can be no assurance that the Company has identified all of the year 2000 problems with its current products.

     The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and has distributed questionnaires relating to year 2000 compliance to its significant suppliers and vendors. To date, no significant supplier or vendor has indicated that it believes its business operations will be materially disrupted by the year 2000 issue. The Company has started to follow up with significant suppliers and vendors that have not responded to the Company's questionnaires. The Company has completed the majority of its assessment of third-party risk, and expects to be substantially complete by the end of September 1999.

  Contingency Plan

     The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems. This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products and significant suppliers, and vendors, it will modify and adjust its contingency plan as may be required. The Company expects to complete its contingency plan by October 1999.

  Estimated Costs to Address the Company's Year 2000 Issues

     To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. Year 2000 costs were funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

  Reasonably Likely Worst Case Scenario

     At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that certain of the Company's material suppliers or vendors experience business disruptions due to the year 2000 issue and are unable to provide materials and services to the Company on time. The Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time. If the Company believes that any of its key suppliers or vendors may not be year 2000 ready, it will seek to identify and secure other suppliers or vendors as part of its contingency plan.

  Risks of the Company's Year 2000 Issues

     While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

                        CERTAIN PROJECTED FINANCIAL DATA

     The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. However, in order to aid the evaluation of the Company by the Board and the Board's assessment of the fairness, from a financial point of view, of the consideration of $7.00 per share in cash payable to the Public Stockholders pursuant to the Merger Agreement, the Company, in July 1999, furnished the Board with certain projections (the "Projections") prepared by the Company's management. The following summary of the Projections is included in this Proxy Statement solely because the Projections were made available to the CFO's Office and to the Board. The Projections do not reflect any of the effects of the Merger or other changes that may in the future be deemed appropriate concerning the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing. The Company has not updated the Projections to reflect changes that have occurred since their preparation. The Company believes that the assumptions were reasonable at the time the Projections were prepared, given the information known by management at such time.

     The Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Projections, nor have they expressed any opinion or given any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such prospective financial information. Furthermore, the Projections necessarily make numerous assumptions, some (but not all) of which are set forth below and many of which are beyond the control of the Company and may prove not to have been, or may no longer be, accurate. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for the Company's businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Accordingly, such information is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved.

     THE PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE RESULTS AND STOCKHOLDER VALUE OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED OR THAT THE COMPANY'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS.

     The projected results for fiscal 1999 set forth in the Projections were based upon actual results through March, 1999 and management forecasts for the remainder of Fiscal 1999.

                                  PROJECTIONS
                                 (IN THOUSANDS)

                                                                     FISCAL YEAR
                                                   -----------------------------------------------
                                                   1999(P)   2000(P)   2001(P)   2002(P)   2003(P)
                                                   -------   -------   -------   -------   -------
REVENUES.........................................  $44,224   $50,866   $56,325   $61,162   $66,941
Costs and Operating Expenses:
  Cost of Revenues...............................   26,979    30,064    32,732    35,056    37,683
  Operating Expenses.............................   14,914    15,747    16,847    17,816    19,008
                                                   -------   -------   -------   -------   -------
                                                    41,893    45,811    49,579    52,872    56,691
                                                   -------   -------   -------   -------   -------
Operating Income.................................    2,331     5,055     6,746     8,290    10,250
Interest Income..................................      397       420       470       520       570
Interest Expense.................................     (489)     (154)     (154)     (159)     (160)
                                                   -------   -------   -------   -------   -------
Income Before Provision for Income Taxes.........    2,239     5,321     7,062     8,651    10,660
Provision for Income Taxes.......................    1,120     2,394     3,126     3,800     4,651
                                                   -------   -------   -------   -------   -------
Net Income.......................................  $ 1,119   $ 2,927   $ 3,936   $ 4,851   $ 6,009
                                                   =======   =======   =======   =======   =======
SELECTED BALANCE SHEET DATA
Accounts Receivable, Net.........................  $ 7,192   $ 7,687   $ 8,226   $ 9,058   $ 9,507
Inventories......................................    7,993     8,120     8,536     8,901     9,357
Prepaid Income Taxes and Other Current Assets....    3,415     3,131     2,884     2,634     2,752
                                                   -------   -------   -------   -------   -------
Total Current Assets Excluding Cash and
  Investments....................................   18,600    18,938    19,646    20,593    21,616
Property, Plant and Equipment:
  Balance, beginning of year.....................    5,855     6,244     6,263     6,347     6,361
  Additions......................................    1,585     1,382     1,545     1,583     1,721
  Depreciation expense...........................   (1,397)   (1,363)   (1,461)   (1,569)   (1,577)
  Other..........................................      201        --        --        --        --
                                                   -------   -------   -------   -------   -------
  Balance, end of year...........................    6,244     6,263     6,347     6,361     6,505
Cost in Excess of Net Assets of Acquired
  Companies......................................   15,034    14,599    14,163    13,726    13,293

                                  RISK FACTORS

     The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in the remainder of fiscal 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

     Risks Associated with Technological Change, Obsolescence, and the Development and Acceptance of New Products. The market for the Company's products is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. There can be no assurance that the Company's products will not become uncompetitive or obsolete. In addition, industry acceptance of new applications for the Company's technologies developed by the Company may be slow to develop due to, among other things, the general unfamiliarity of users with new applications and technologies. There can be no assurance that these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

     Risks Associated with Acquisition Strategy; No Assurance of a Successful Acquisition Strategy. One of the Company's growth strategies is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Since February 1996, the Company has acquired six businesses from unrelated third parties that constitute the bulk of its operations. Certain businesses that the Company may seek to acquire in the future may be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve market penetration. No assurance can be given that the Company will be successful in this regard. In many instances, acquisitions by the Company will result in the Company recording cost in excess of net assets of acquired companies on its balance sheet. Such cost in excess of net assets of acquired companies will be amortized as a noncash expense over specified periods. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. These factors may adversely affect both the availability and price of prospective acquisition targets. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any acquisitions, it may be necessary for the Company to raise additional funds through additional public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and may result in dilution to the Company's shareholders. In the past, a significant portion of the funding for the Company's acquisitions has come from Thermo Optek, Thermo Instrument, or Thermo Electron. Although Thermo Electron and Thermo Instrument regularly fund acquisitions by their respective wholly and partially owned subsidiaries, neither Thermo Electron nor Thermo Instrument has committed to fund any future acquisitions by the Company. There can be no assurance that the Company will be able to secure any such financing or that these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

     Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's principal competitors include Optical Coating Laboratory, Inc.; Newport Corporation; Coherent, Inc.; the Bicron business unit of Saint-Gobain Industrial Ceramics, Inc.; UDT Sensors, Inc., an Opto-Sensors Company; Dalsa Corporation; Cohu, Inc.; Roper Scientific, Inc.; Acton Research Corporation; the ISA unit of Horiba Instruments, Inc.; and Hamamatsu Corporation, a unit of Hamamatsu Photonic KK. Certain of these companies and certain of the Company's other competitors have substantially greater financial, marketing, and other resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors. In addition, there can be no assurance that these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business.

     Possible Adverse Impact of Significant International Sales. Sales outside the United States account for a significant portion of the Company's revenues, and the Company expects that international sales will continue to account for a significant portion of its revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products provided by the Company in foreign markets where payment for the Company's products is made in the local currency; and U.S. export licenses may be difficult to obtain and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's results of operations, financial condition, or business. A portion of the Company's revenues is derived from exports to Asia. Certain countries in Asia have been experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales to Asia may continue to be adversely affected by the unstable economic conditions there, which may continue to adversely affect the Company's results of operations, financial condition, or business.

     Risks Associated with Suppliers and Vendors. Historically the Company has relied on a single vendor to process the silicon wafers used in its CID sensors and silicon photodiodes. In 1998, the Company experienced problems with this fabricator when the processed silicon wafers did not meet anticipated process yields. The lower yields hampered the Company's ability to meet orders for its products. The Company qualified and has begun purchasing processed silicon wafers for certain of the Company's products from a second fabricator and has started the process of qualifying a third fabricator to process silicon wafers for certain of the Company's other products. There can be no assurance that wafers obtained from these other suppliers will not exhibit similar yield problems or that other issues affecting these suppliers will not adversely impact the adequate supply of wafers to the Company. The Company continues to work with the original fabricator to increase the yields of the processed silicon wafers. The original fabricator was recently acquired by a third party that the Company believes will provide additional resources and commitment necessary to continue to improve yields. There can be no assurance that the wafers supplied by this original fabricator will meet design specifications or that other issues affecting this supplier will not adversely impact the Company.

     Risks Associated with Protection, Defense, and Use of Intellectual Property. The Company holds a number of patents relating to various aspects of its products and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms, if at all, or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's results of operations, financial condition, and business could be materially adversely affected. Further, the laws of some foreign jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the United States and there can be no assurance that the available protections will be adequate. In addition, the Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.


     Dependence on Semiconductor Industry; Industry Volatility. A significant portion of the Company's total revenues is attributable to the sale of products and related services to customers in the semiconductor industry. The semiconductor industry has historically been cyclical and is characterized by sudden and sharp changes in supply and demand. Demand for the Company's products and services within the semiconductor industry is dependent upon, among other factors, the level of capital spending by semiconductor companies. The semiconductor industry recently experienced a downturn in demand for its products as a result of the economic crisis in Asia, excess manufacturing capacity, and slowdowns in sales of high-end personal computers. Many semiconductor manufacturers have delayed construction or expansion of their production facilities in response to the foregoing conditions. These conditions materially adversely affected the Company's business and results of operations. Further decreases in semiconductor industry activities could continue to adversely affect the demand for the Company's products and related services, which could continue to materially adversely affect the Company's results of operations, financial condition, and business. During the first three quarters of 1999, the semiconductor industry has shown some increased activity, but not to the levels experienced prior to this most recent slowdown. Continued fluctuations in the semiconductor industry could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business and future results of operations.


     Uncertainty of Growth. Certain of the markets in which the Company competes have been flat or declining over the past several years. The Company has identified a number of strategies it believes will allow it to grow its business, including acquiring complementary businesses, developing new applications for its technologies and strengthening its presence in selected geographic markets. No assurance can be given that the Company will be able to successfully implement these strategies, or that these strategies will result in growth of the Company's business.

     Risks Associated with Cash Management Arrangement with Thermo
Electron. The Company participates in a cash management arrangement with Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

     Potential Impact of Year 2000 on Processing of Date-Sensitive
Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information technology and non-information technology systems and on products sold as well as products purchased by the Company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Year 2000."

                                   MANAGEMENT

     The current directors and executive officers of the Company are as follows:


NAME                                                  AGE                POSITION
----                                                  ---                --------
Roger Herd..........................................  62    President
Theo Melas-Kyriazi..................................  40    Chief Financial Officer
Paul F. Kelleher....................................  57    Chief Accounting Officer
Allen J. Smith......................................  51    Vice President
Earl R. Lewis.......................................  55    Director and Chairman of the Board
D. Allan Bromley....................................  73    Director
Elias P. Gyftopoulos................................  72    Director


     All of the Company's directors are elected annually by the stockholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion.

     Roger Herd was appointed president of the Company upon the resignation of Kristine Stotz Langdon as president and chief executive officer, effective June 15, 1999. Mr. Herd has been Vice President of Thermo Optek Corporation ("Thermo Optek"), an affiliate of Thermo Electron that manufactures and markets analytical instrumentation based upon energy and light measurements, and systems for surface-analysis characterization and preparation, since January 1998. In addition, Mr. Herd has been Managing Director of VG Systems Limited, a manufacturer of instrumentation and equipment for material and surface science analysis and a wholly owned subsidiary of Thermo Optek, since April 1996. Mr. Herd was Manager of International Business Development for Thermo Instrument from April 1994 to April 1996, and prior to April 1994, was Managing Director of Thermo Instrument Australia PTY Ltd.

     Theo Melas-Kyriazi has been chief financial officer of the Company since January 1999. Mr. Melas-Kyriazi has been chief financial officer of Thermo Electron since January 1999 and a vice president since March 1998. Mr. Melas-Kyriazi has been chief financial officer of Thermo Instrument since January 1999. Mr. Melas-Kyriazi was treasurer of Thermo Instrument and Thermo Electron from 1988 to August 1994. From August 1994 through March 1998, he served as the president and chief executive officer of ThermoSpectra Corporation ("ThermoSpectra"), an affiliate of Thermo Electron, which manufactures precision imaging, inspection, temperature control and test and measurement instruments. Mr. Melas-Kyriazi is also a director of the following affiliates of Thermo
Electron: ThermoSpectra and ThermoRetec Corporation.

     Paul F. Kelleher has been the chief accounting officer of the Company since its inception in November 1995. He has been the senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. He is a director of ThermoLase Corporation, an affiliate of Thermo Electron. Mr. Kelleher also serves as the chief accounting officer of Thermo Instrument.

     Allen J. Smith was appointed vice president of the Company in August 1997. He has been chairman of Oriel Corporation, a manufacturer and marketer of light sources, monochromators, spectrographs, fiber optics and other items for the photonics industry, which was acquired by the Company from Thermo Optek in February 1996, since October 1994. Mr. Smith served Oriel Corporation in various capacities, including Executive Vice President, Vice President, General Manager, and Sales Manager from February 1970 to October 1994.

     Earl R. Lewis has been a director of the Company since its inception in November 1995. Mr. Lewis has been a director and chief executive officer of Thermo Instrument since January 1998, and has been president of Thermo Instrument since March 1997. He was the chief operating officer of Thermo Instrument from January 1996 to January 1998. Prior to that time, he was an executive vice president of Thermo Instrument from January 1996 to March 1997, a senior vice president from January 1994 to January 1996, and a vice president from March 1992 to January 1994. Prior to his appointment as Thermo

Instrument's chief executive officer, Mr. Lewis was also the chief executive officer of Thermo Optek from its inception in August 1995 to January 1998 and was the president of its predecessor, Thermo Jarrell Ash Corporation, for more than five years prior to 1995. Mr. Lewis became the chief operating officer, measurement and detection of Thermo Electron in September 1998, and had been a vice president of Thermo Electron since September 1996. Mr. Lewis is also a director of SpectRx Inc. and the following affiliates of Thermo Electron: FLIR Systems Inc., Metrika Systems Corporation, ONIX Systems Inc., Spectra-Physics Lasers, Inc., Thermo BioAnalysis Corporation, Thermo Optek, ThermoQuest Corporation, and ThermoSpectra.

     D. Allan Bromley has been a director of the Company since September 1997. Dr. Bromley has been Sterling Professor of the Sciences, Yale University, since 1993 and has also served as Dean of Engineering at Yale University since 1994. Prior to 1993, he served as the Henry Ford II Professor of Physics at Yale University for over 20 years. From 1989 to 1993, he served as the Assistant to the President for Science and Technology, and Director, Office of Science and Technology Policy of the Executive Office of the White House.


     Elias P. Gyftopoulos has been a director of the Company since April 1998. He is Professor Emeritus at the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996. Dr. Gyftopoulos is also a director of Thermo Electron and the following affiliates of Thermo Electron:
Thermo BioAnalysis Corporation, Thermo Cardiosystems Inc., ThermoLase Corporation, ThermoRetec Corporation, ThermoSpectra and Trex Medical Corporation.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of June 30, 1999 with respect to the only person that was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

                    NAME AND ADDRESS                       NUMBER OF SHARES    PERCENTAGE OF OUTSTANDING
                  OF BENEFICIAL OWNER                     BENEFICIALLY OWNED   SHARES BENEFICIALLY OWNED
                  -------------------                     ------------------   -------------------------
Thermo Electron Corporation (1).........................      6,533,644                  81.1%
  81 Wyman Street
  Waltham, MA 02454-9046

---------------
(1) Thermo Electron beneficially owned 81.1% of the Common Stock outstanding as of June 30, 1999, of which approximately 78.2% is owned through Thermo Instrument and approximately 2.9% is owned directly. Thermo Electron, through Thermo Instrument, has the power to elect all of the members of the Company's Board of Directors. After the Merger, Thermo Electron will beneficially own 100% of the outstanding Common Stock.

MANAGEMENT

     The following table sets forth the beneficial ownership of Common Stock, as well as the common stock of Thermo Instrument and Thermo Electron, as of June 30, 1999, with respect to (i) each director of the Company, (ii) the former chief executive officer of the Company and other executive officers of the Company who, during the last completed fiscal year of the Company, met the definition of "highly compensated" within the meaning of the Commission's executive compensation disclosure rules (collectively, the "named executive officers") and (iii) all directors and current executive officers as a group.

     While certain directors and executive officers of the Company are also directors and executive officers of Thermo Electron or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Instrument or by Thermo Electron, as the case may be.


                                       THERMO VISION          THERMO INSTRUMENT         THERMO ELECTRON
                                       CORPORATION(2)          SYSTEMS INC.(3)           CORPORATION(4)
                                   ----------------------   ----------------------   ----------------------
                                   NUMBER OF   PERCENTAGE   NUMBER OF   PERCENTAGE   NUMBER OF   PERCENTAGE
             NAME(1)                SHARES      OF CLASS     SHARES      OF CLASS     SHARES      OF CLASS
             -------               ---------   ----------   ---------   ----------   ---------   ----------
D. Allan Bromley.................    16,000         *              0      *                 0      *
Elias P. Gyftopoulos.............    16,601         *         57,743      *            71,698      *
Roger Herd.......................       140         *        111,194      *            53,538      *
Kristine Stotz Langdon (5).......   137,110       1.7%        16,233      *            13,302      *
Earl R. Lewis....................    42,720         *        338,250      *           204,878      *
Allen J. Smith...................    27,000         *              0                    2,000      *
All directors and current
  executive officers as a group
  (7 persons)....................   179,061       2.2%       580,809      *           847,144      *


---------------
* Reflects ownership of less than 1.0% of the outstanding common stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.


(2) The shares of Common Stock beneficially owned by Dr. Bromley, Dr. Gyftopoulos, Ms. Langdon, Mr. Lewis, Mr. Smith and all directors and current executive officers as a group include 15,000, 15,000, 135,000, 25,000, 27,000 and 154,000 shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Gyftopoulos include 601 shares allocated through July 3, 1999, to his account maintained under the Company's Deferred Compensation Plan for Directors. Shares beneficially owned by Ms. Langdon include 2,110 shares held by her minor children. Shares beneficially owned by Mr. Lewis include 350 shares held by his spouse. Other than Ms. Langdon, who owned approximately 1.7% of the Common Stock outstanding as of June 30, 1999, no director or named executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of June 30, 1999; all directors and current executive officers as a group beneficially owned 2.2% of the Common Stock outstanding as of such date.

(3) Shares of the common stock of Thermo Instrument beneficially owned by Dr. Gyftopoulos, Mr. Herd, Ms. Langdon, Mr. Lewis and all directors and current executive officers as a group include 11,946, 34,375, 15,858, 322,085 and 431,451 shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 1999, through the exercise of stock options. Shares of the common stock of Thermo Instrument beneficially owned by all directors and current executive officers as a group include 963 shares allocated through June 30, 1999, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron. Shares beneficially owned by Mr. Lewis include 2,987 shares held by his spouse. No director or named executive officer beneficially owned more than 1.0% of the common stock of Thermo Instrument outstanding as of June 30, 1999; all directors and current executive officers as a group did not beneficially own more than 1.0% of the common stock of Thermo Instrument outstanding as of such date.


(4) The shares of the common stock of Thermo Electron beneficially owned by Dr. Gyftopoulos, Mr. Herd, Ms. Langdon, Mr. Lewis and all directors and current executive officers as a group include 8,625, 11,962, 12,600, 202,350 and 666,735 shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 1999, through the exercise of stock options. Shares of the common stock of Thermo Electron beneficially owned by all directors and current executive officers as a group include 2,497 shares allocated through June 30, 1999, to accounts maintained pursuant to the ESOP. Shares beneficially owned by Dr. Gyftopoulos include 494 shares allocated through July 3, 1999 to Dr. Gyftopoulos' account maintained pursuant to Thermo Electron's deferred compensation plan for directors. No director or named executive officer beneficially owned more than 1.0% of the common stock of Thermo Electron outstanding as of June 30, 1999; all directors and current executive officers as a group did not beneficially own more than 1.0% of the common stock of Thermo Electron outstanding as of such date.


(5) Kristine Stotz Langdon resigned as president and chief executive officer of the Company effective June 15, 1999.

                              CERTAIN TRANSACTIONS

     Thermo Electron has, from time to time, caused certain subsidiaries to sell minority interests to investors, resulting in several majority-owned, private and publicly held subsidiaries. Thermo Instrument has created the Company as a majority-owned publicly held subsidiary. The Company and such other majority-owned Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries."

     Thermo Electron and each of the Thermo Subsidiaries recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt or other obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and the Thermo Subsidiaries.

     The Charter currently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement and tax allocation agreement (if any) in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. In addition, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including general legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. The Company was assessed an annual fee equal to 1.0% and 0.8% of the Company's revenues for these services in fiscal 1997 and 1998, respectively. The annual fee has remained at 0.8% of the Company's total revenues in fiscal 1999. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1997, fiscal 1998 and the six months ended July 3, 1999, Thermo Electron assessed the Company $397,000, $304,000 and $153,000 in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. In fiscal 1997, fiscal 1998 and the six months ended July 3, 1999, the Company paid Thermo Electron an additional $73,000, $29,000 and $24,000 for certain administrative services required by the Company that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

     The Company has entered into a Tax Allocation Agreement with Thermo Electron that outlines the terms under which the Company will be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo Electron owns at least 80% of the outstanding common stock of Thermo Instrument, and Thermo Instrument and Thermo Electron collectively own at least 80% of the outstanding Common Stock of the Company. In years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed its own separate company tax returns. If Thermo Instrument's and Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would file its own tax returns. In 1997 and 1998, the Company was not included in Thermo Electron's consolidated Federal and state tax returns because Thermo Instrument and Thermo Electron did not collectively own at least 80% of the outstanding Common Stock of the Company. In 1999, because Thermo Instrument's and Thermo Electron's combined equity ownership of the Company now exceeds 80%, the Company will be included in Thermo Electron's consolidated tax returns and will be assessed for amounts due to Thermo Electron in accordance with the Tax Allocation Agreement.

     From time to time, the Company may transact business with other companies in the Thermo Group. During fiscal 1997, fiscal 1998 and the six months ended July 3, 1999, these transactions included the following:

     In February 1997, in connection with its acquisition of Laser Science, Inc. ("LSI"), the Company borrowed $3.6 million from Thermo Optek Corporation ("Thermo Optek") pursuant to a promissory note. In June 1997, the Company borrowed an additional $347,000 from Thermo Optek pursuant to a promissory note in order to finance the renovation of its Franklin, Massachusetts facility in connection with the LSI acquisition. In July 1997, in connection with its acquisition of Centro Vision, Inc., the Company borrowed $3.8 million from Thermo Electron pursuant to a promissory note. Each of these notes bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, and has a term of approximately three years.

     The Company and Thermo Optek are parties to a Supply Agreement (the "CID Supply Agreement") pursuant to which the Company has agreed to supply Thermo Optek with, and Thermo Optek has agreed to purchase from the Company, all of Thermo Optek's requirements for CID sensors for use in Thermo Optek's optical spectrometers. Under the CID Supply Agreement, the Company is not permitted to sell CID sensors to any other manufacturer of optical spectrometers. The CID Supply Agreement expires in 2007. In fiscal 1997, fiscal 1998 and the six months ended July 3, 1999, the Company sold approximately $700,000, $775,000, and $613,000, respectively, of products under the CID Supply Agreement.

     The Company has leased its office and manufacturing space in Franklin, Massachusetts from Thermo Instrument since March 1996. The Company's rent expense under this lease is determined on the basis of its allocated share of total occupancy expenses. The Company made lease payments to Thermo Instrument in fiscal 1997, fiscal 1998 and the six months ended July 3, 1999 of $187,000, $211,000 and $110,000, respectively. This lease expires in 2006.

     The Company's Hilger Crystals Ltd. ("Hilger") subsidiary leases its office and manufacturing space in Margate, England, from Thermo Optek. Through August 1997, the Company's rent expense under this lease was determined on the basis of its allocated share of total occupancy expenses. In fiscal 1997, the Company made lease payments to Thermo Optek of $51,000. Effective in fiscal 1998, Hilger leased this space from Thermo Optek for an annual rental fee of $45,000, plus its pro rata share of certain related expenses. In 1999 Hilger purchased the building from Thermo Optek for approximately $167,000. The purchase price was based on the book value of the building recorded on Thermo Optek's books. The Company made lease payments to Thermo Optek in fiscal 1998 of $51,000 under this arrangement.

     In fiscal 1997, the Company sold an additional $2,013,000 of products to Thermo Electron subsidiaries and purchased a total of $443,000 of products from such companies. In fiscal 1998, the Company sold an additional $1,689,000 of products to Thermo Electron subsidiaries and purchased a total of $162,000 of products from such companies. During the first six months of fiscal 1999, the Company sold an additional $843,000 of products to Thermo Electron subsidiaries and purchased a total of $82,000 of products from such companies.

     The Company, along with certain other Thermo Subsidiaries, participates in a notional pool arrangement with Barclays Bank, which includes, as of July 3, 1999, a $72,360,052 credit facility. The Company has access to $1,576,300 under this credit facility. Only U.K.-based Thermo Subsidiaries participate in this arrangement. Under this arrangement the Bank notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. As of July 3, 1999, the Company had a negative cash balance of approximately $925,291, based on an exchange rate of $1.5763/GBP 1.00 as of July 3, 1999. For the six months ended July 3, 1999, the average annual interest rate earned on GBP deposits by participants in this credit arrangement was approximately 5.61% and the average annual interest rate paid on overdrafts was approximately 6.0%.

     As of July 3, 1999, $6,767,000 of the Company's cash equivalents were invested in a cash management arrangement with Thermo Electron, which was effective June 1, 1999. Under the cash management arrangement, the Company lends its excess cash to Thermo Electron and has the contractual right to withdraw its invested funds upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the arrangement by all Thermo Electron subsidiaries other than wholly-owned subsidiaries. The Company's funds invested in the cash management arrangement earn a rate equal to the 30-day Dealer Commercial Paper Rate as reported in The Wall Street Journal plus 50 basis points, set at the beginning of each month.

     As of July 3, 1999, the Company owed Thermo Electron and its other subsidiaries an aggregate of $134,000, excluding the promissory notes described above, for amounts due under the Services Agreement and related administrative charges, for other products and services and for miscellaneous items, net of amounts owed to the Company by Thermo Electron and its other subsidiaries for products, services and for miscellaneous items. The largest amount of such net indebtedness owed by the Company to Thermo Electron and its other subsidiaries since January 3, 1998, was $654,000. These amounts do not bear interest and are expected to be paid in the normal course of business.

                 CERTAIN INFORMATION CONCERNING THE MERGER SUB,
                     THERMO INSTRUMENT AND THERMO ELECTRON

THE MERGER SUB

     The Merger Sub is a newly-formed Delaware corporation organized at the direction of Thermo Instrument for the sole purpose of facilitating the Merger and has not conducted any prior business.

     The principal executive offices of the Merger Sub are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000.

THERMO INSTRUMENT

     Thermo Instrument develops, manufactures and markets analytical instruments used to identify complex chemical compounds, toxic metals and other elements in a broad range of liquids and solids. Thermo Instrument also develops and manufactures instruments used to monitor radioactivity and air pollution; life sciences instruments and consumables; and imaging, inspection, measurement and control instruments. These products are used for multiple applications in a range of industries, including industrial processing, food and beverage production, life sciences research and medical diagnostics.

     The principal executive offices of Thermo Instrument are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000.

THERMO ELECTRON

     Thermo Electron develops, manufactures and markets monitoring, analytical and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment and mammography systems; paper recycling and papermaking equipment; alternative-energy systems and clean fuels; industrial process equipment; and other specialized products. Thermo Electron also provides a range of services that include industrial outsourcing, particularly in environmental-liability management, laboratory analysis and metallurgical processing; and conducts advanced-technology research and development.

     The principal executive offices of Thermo Electron are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The financial statements of the Company and the non-telecommunications optical filter business of Corning OCA Corporation included in this Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports. Representatives of Arthur Andersen LLP are not expected to be at the Special Meeting.

                             STOCKHOLDER PROPOSALS

     If the Merger is not completed, Thermo Vision will hold an Annual Meeting of Stockholders in 2000. Proposals of stockholders intended to be included in the proxy statement and form of proxy relating to the 2000 Annual Meeting of the Stockholders of Thermo Vision must be received by the Company for inclusion in the proxy statement and form of proxy no later than December 11, 1999. Notices of stockholder proposals submitted outside the processes of Rule 14a-8 under the Exchange Act (relating to proposals to be presented at the meeting but not included in the Company's proxy statement and form of proxy), will be considered untimely, and thus the Company's proxy may confer discretionary voting authority on the persons named in the proxy with regard to such proposals, if received after March 1, 2000.

                             ADDITIONAL INFORMATION

     Pursuant to the requirements of Section 13(e) of the Exchange Act, and Rule 13e-3 promulgated thereunder, the Company, as issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction, together with the Merger Sub, Thermo Instrument and Thermo Electron, have filed a Schedule 13E-3 with the Commission with respect to the transactions contemplated by the Merger Agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement omits certain information, exhibits and undertakings contained in the Schedule 13E-3. Such additional information can be inspected at and obtained from the Commission in the manner set forth below under "AVAILABLE INFORMATION."

     Statements contained in this Proxy Statement as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to such contract or other document filed as an exhibit to the Schedule 13E-3 or such other document, and each such statement shall be deemed qualified in its entirety by such reference.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements, and other information with the Commission. The reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The same information is also available on the Internet at http://www.FreeEDGAR.com. The Common Stock is listed on the AMEX, and such material that relates to the Company may also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT, IN CONNECTION WITH THE MERGER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THERMO INSTRUMENT, THERMO ELECTRON OR THE MERGER SUB. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, THE MERGER SUB, THERMO INSTRUMENT AND THERMO ELECTRON SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                           THERMO VISION CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
THERMO VISION CORPORATION
Report of Independent Public Accountants....................   F-2
Consolidated Statement of Income for the six months ended
  July 3, 1999, and July 4, 1998, and the years ended
  January 2, 1999, January 3, 1998, and December 28, 1996... F-3 Consolidated Balance Sheet as of July 3, 1999, January 2,
  1999, and January 3, 1998.................................   F-4
Consolidated Statement of Cash Flows for the six months
  ended July 3, 1999, and July 4, 1998, and the years ended January 2, 1999, January 3, 1998, and December 28, 1996... F-5
Consolidated Statement of Comprehensive Income and
  Shareholders' Investment for the six months ended July 3,
  1999, and the years ended January 2, 1999, January 3,
  1998, and December 28, 1996...............................   F-6
Notes to Consolidated Financial Statements..................   F-7
NON-TELECOMMUNICATIONS OPTICAL FILTER BUSINESS OF CORNING
  OCA CORPORATION
Report of Independent Public Accountants....................  F-24
Statement of Revenues and Direct Costs and Expenses for the
  six months ended June 30, 1999 and 1998, the month ended
  January 31, 1999, the twelve months ended December 31,
  1998, and the eight months ended December 31, 1997........  F-25
Statement of Assets Acquired, Liabilities Assumed and Parent
  Company Investment as of July 16, 1999....................  F-26
Notes to Financial Statements...............................  F-27
PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF THERMO
  VISION CORPORATION AND THE NON-TELECOMMUNICATIONS OPTICAL
  FILTER BUSINESS OF CORNING OCA CORPORATION (UNAUDITED)....  F-29
Pro Forma Combined Condensed Statement of Income for the six
  months ended July 3, 1999.................................  F-30
Pro Forma Combined Condensed Statement of Income for the
  year ended January 2, 1999................................  F-31
Pro Forma Combined Condensed Balance Sheet as of July 3,
  1999......................................................  F-32
Notes to Pro Forma Combined Condensed Financial
  Statements................................................  F-33

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Thermo Vision Corporation:

     We have audited the accompanying consolidated balance sheet of Thermo Vision Corporation (a Delaware corporation and 78%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Vision Corporation and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 16, 1999 (except with
respect to certain matters discussed
in Note 12, as to which the date is
July 16, 1999)

                           THERMO VISION CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                SIX MONTHS ENDED                  YEAR ENDED
                                                -----------------   --------------------------------------
                                                JULY 3,   JULY 4,   JANUARY 2,   JANUARY 3,   DECEMBER 28,
                                                 1999      1998        1999         1998          1996
                                                -------   -------   ----------   ----------   ------------
                                                   (UNAUDITED)
REVENUES (Notes 8 and 9)......................  $19,115   $20,753    $37,966      $39,694       $30,434
                                                -------   -------    -------      -------       -------
Costs and Operating Expenses:
  Cost of revenues (Note 3)...................   11,628    11,699     23,769       22,151        17,066
  Selling, general, and administrative
     expenses (Note 8)........................    5,184     4,712      9,370        9,065         7,402
  Research and development expenses...........    2,106     2,084      4,233        4,143         3,499
  Restructuring costs (Note 3)................       --        --         40           --            --
                                                -------   -------    -------      -------       -------
                                                 18,918    18,495     37,412       35,359        27,967
                                                -------   -------    -------      -------       -------
Operating Income..............................      197     2,258        554        4,335         2,467
Interest Income...............................      189       228        455           41            --
Interest Expense..............................      (27)      (39)       (75)         (66)          (44)
Interest Expense, Related Party (Note 8)......     (200)     (222)      (446)        (261)           --
                                                -------   -------    -------      -------       -------
Income Before Provision for Income Taxes......      159     2,225        488        4,049         2,423
Provision for Income Taxes (Note 6)...........       67       929        267        1,701         1,005
                                                -------   -------    -------      -------       -------
NET INCOME....................................  $    92   $ 1,296    $   221      $ 2,348       $ 1,418
                                                =======   =======    =======      =======       =======
BASIC AND DILUTED EARNINGS PER SHARE (Note
  10).........................................  $   .01   $   .16    $   .03      $   .34       $   .21
                                                =======   =======    =======      =======       =======
WEIGHTED AVERAGE SHARES (Note 10)
  Basic.......................................    8,051     8,048      8,048        6,983         6,909
                                                =======   =======    =======      =======       =======
  Diluted.....................................    8,111     8,048      8,049        6,985         6,909
                                                =======   =======    =======      =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.
                                       F-3

                           THERMO VISION CORPORATION

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                JULY 3,      JANUARY 2,   JANUARY 3,
                                                                  1999          1999         1998
                                                              ------------   ----------   ----------
                                                              (UNAUDITED)
                                               ASSETS
Current Assets:
  Cash and cash equivalents (includes $9,231 and $9,410
     under repurchase agreement with affiliated company in
     1998 and 1997, respectively)...........................    $   198       $ 9,457      $ 9,604
  Advance to affiliate (Note 12)............................      6,767            --           --
  Accounts receivable, less allowances of $335, $246, and
     $430...................................................      5,966         5,487        6,935
  Inventories...............................................      7,898         7,831        8,301
  Prepaid expenses..........................................        319           254          971
  Prepaid and refundable income taxes (Note 6)..............      2,040         2,563        1,405
                                                                -------       -------      -------
                                                                 23,188        25,592       27,216
                                                                -------       -------      -------
Property, Plant, and Equipment, at Cost, Net................      5,904         5,855        4,757
                                                                -------       -------      -------
Other Assets (Note 12)......................................      2,579           836          584
                                                                -------       -------      -------
Cost in Excess of Net Assets of Acquired Companies
  (Notes 2 and 12)..........................................     15,239        13,997       14,844
                                                                -------       -------      -------
                                                                $46,910       $46,280      $47,401
                                                                =======       =======      =======
                              LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Note payable and capital lease obligation (includes $3,947
     due to Thermo Optek in 1999; Note 8)...................    $ 4,875       $ 1,070      $ 1,143
  Accounts payable..........................................      2,805         2,335        3,671
  Accrued payroll and employee benefits.....................        975           912          905
  Accrued installation and warranty expenses................        482           346          232
  Other accrued expenses (Note 2)...........................      1,417         1,166        1,449
  Due to Thermo Electron and affiliated companies (Note
     8).....................................................        134           308          177
                                                                -------       -------      -------
                                                                 10,688         6,137        7,577
                                                                -------       -------      -------
Deferred Income Taxes (Note 6)..............................        217           217           22
                                                                -------       -------      -------
Long-term Obligations (includes $3,800 due to Thermo
  Electron in
  all periods and $3,947 due to Thermo Optek in 1998 and
  1997; Note 8).............................................      3,800         7,747        7,747
                                                                -------       -------      -------
Commitments (Note 7)
Shareholders' Investment (Notes 4 and 5):
  Common stock, $.01 par value, 20,000,000 shares
     authorized; 8,051,576, 8,048,276, and 8,048,276 shares
     issued and outstanding.................................         81            80           80
  Capital in excess of par value............................     28,040        28,031       28,144
  Retained earnings.........................................      4,098         4,006        3,785
  Deferred compensation.....................................         (8)           --           --
  Accumulated other comprehensive items.....................         (6)           62           46
                                                                -------       -------      -------
                                                                 32,205        32,179       32,055
                                                                -------       -------      -------
                                                                $46,910       $46,280      $47,401
                                                                =======       =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.
                                       F-4

                           THERMO VISION CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            SIX MONTHS ENDED                  YEAR ENDED
                                                           ------------------   --------------------------------------
                                                           JULY 3,    JULY 4,   JANUARY 2,   JANUARY 3,   DECEMBER 28,
                                                             1999      1998        1999         1998          1996
                                                           --------   -------   ----------   ----------   ------------
                                                              (UNAUDITED)
OPERATING ACTIVITIES
  Net income.............................................  $     92   $ 1,296    $   221      $ 2,348       $  1,418
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization........................       955       774      1,568        1,849          1,251
    Provision for losses on accounts receivable..........        61        --         17          114            174
    Deferred income tax expense (benefit)................        --        --        309          514            (79)
    Other noncash expenses (Note 3)......................        --        --      2,167           --             --
    Changes in current accounts, excluding the effects of
       acquisitions:
       Accounts receivable...............................      (398)      525      1,509         (380)          (732)
       Inventories.......................................       207      (636)      (908)        (631)           471
       Other current assets..............................       605       164       (820)        (364)          (253)
       Accounts payable..................................       421      (774)    (1,537)          71           (174)
       Other current liabilities.........................        53      (490)        64         (210)          (397)
                                                           --------   -------    -------      -------       --------
Net cash provided by operating activities................     1,996       859      2,590        3,311          1,679
                                                           --------   -------    -------      -------       --------
INVESTING ACTIVITIES
  Acquisitions, net of cash acquired (Notes 2 and 12)....    (2,055)       --         --       (7,345)       (15,528)
  Advance for acquisition (Note 12)......................    (1,000)       --         --           --             --
  Advances to affiliate, net (Note 12)...................    (6,767)       --         --           --             --
  Purchases of property, plant, and equipment............      (516)   (1,801)    (2,270)      (1,527)        (1,450)
  Other, net.............................................      (822)     (169)      (252)          --             92
                                                           --------   -------    -------      -------       --------
Net cash used in investing activities....................   (11,160)   (1,970)    (2,522)      (8,872)       (16,886)
                                                           --------   -------    -------      -------       --------
FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings.......       (89)      (77)       (95)         240           (575)
  Net proceeds from issuance of Company common stock
    (Note 5).............................................        --        --         --        7,033             --
  Net proceeds from issuance of notes payable to Thermo
    Electron and Thermo Optek (Notes 2 and 8)............        --        --         --        7,747             --
  Transfer from parent company to fund acquisitions......        --        --         --           --         16,870
  Net increase (decrease) in short-term borrowings from
    Thermo Electron and affiliated companies.............        --        --         --       (2,591)         1,830
  Net transfer (to) from parent company..................        --        --         --        2,430         (2,785)
  Other..................................................        --      (121)      (121)          --             --
                                                           --------   -------    -------      -------       --------
Net cash provided by (used in) financing activities......       (89)     (198)      (216)      14,859         15,340
                                                           --------   -------    -------      -------       --------
Exchange Rate Effect on Cash.............................        (6)        2          1           --              2
                                                           --------   -------    -------      -------       --------
Increase (Decrease) in Cash and Cash Equivalents.........    (9,259)   (1,307)      (147)       9,298            135
Cash and Cash Equivalents at Beginning of Period.........     9,457     9,604      9,604          306            171
                                                           --------   -------    -------      -------       --------
Cash and Cash Equivalents at End of Period...............  $    198   $ 8,297    $ 9,457      $ 9,604       $    306
                                                           ========   =======    =======      =======       ========
CASH PAID FOR
  Interest...............................................  $    124   $   323    $   527      $   265       $     44
  Income taxes...........................................  $    561   $   717    $ 1,077      $    --       $     43
NONCASH ACTIVITIES
  Fair value of assets of acquired companies.............  $  2,354   $    --    $    --      $ 9,414       $ 22,480
  Cash paid for acquired companies.......................    (2,055)       --         --       (7,400)       (16,870)
                                                           --------   -------    -------      -------       --------
    Liabilities assumed of acquired companies............  $    299   $    --    $    --      $ 2,014       $  5,610
                                                           ========   =======    =======      =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.
                                       F-5

                           THERMO VISION CORPORATION
                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                          AND SHAREHOLDERS' INVESTMENT
                                 (IN THOUSANDS)

                                                      SIX MONTHS                  YEAR ENDED
                                                         ENDED      --------------------------------------
                                                        JULY 3,     JANUARY 2,   JANUARY 3,   DECEMBER 28,
                                                         1999          1999         1998          1996
                                                      -----------   ----------   ----------   ------------
                                                      (UNAUDITED)
COMPREHENSIVE INCOME
Net Income..........................................    $    92      $   221      $ 2,348       $ 1,418
                                                        -------      -------      -------       -------
Other Comprehensive Items:
  Foreign currency translation adjustment...........        (68)          16           (8)           52
                                                        -------      -------      -------       -------
                                                        $    24      $   237      $ 2,340       $ 1,470
                                                        =======      =======      =======       =======
SHAREHOLDERS' INVESTMENT
Common Stock, $.01 Par Value:
  Balance at beginning of period....................    $    80      $    80      $    68       $    68
  Activity under employees' stock plans.............          1           --           --            --
  Issuance of Company common stock (Note 5).........         --           --           11            --
  Effect of stock split.............................         --           --            1            --
                                                        -------      -------      -------       -------
  Balance at end of period..........................         81           80           80            68
                                                        -------      -------      -------       -------
Capital in Excess of Par Value:
  Balance at beginning of period....................     28,031       28,144       18,693         4,608
  Activity under employees' stock plans.............          9           --           --            --
  Issuance of Company common stock (Note 5).........         --         (121)       7,022            --
  Tax benefit related to employees' and directors'
     stock plans....................................         --            8           --            --
  Effect of stock split.............................         --           --           (1)           --
  Net transfer (to) from parent company.............         --           --        2,430        (2,785)
  Transfer from parent company to fund
     acquisitions...................................         --           --           --        16,870
                                                        -------      -------      -------       -------
  Balance at end of period..........................     28,040       28,031       28,144        18,693
                                                        -------      -------      -------       -------
Retained Earnings:
  Balance at beginning of period....................      4,006        3,785        1,437            19
  Net income........................................         92          221        2,348         1,418
                                                        -------      -------      -------       -------
  Balance at end of period..........................      4,098        4,006        3,785         1,437
                                                        -------      -------      -------       -------
Deferred Compensation:
  Balance at beginning of period....................         --           --           --            --
  Activity under employees' stock plans.............         (8)          --           --            --
                                                        -------      -------      -------       -------
  Balance at end of period..........................         (8)          --           --            --
                                                        -------      -------      -------       -------
Accumulated Other Comprehensive Items:
  Balance at beginning of period....................         62           46           54             2
  Other comprehensive items, net....................        (68)          16           (8)           52
                                                        -------      -------      -------       -------
  Balance at end of period..........................         (6)          62           46            54
                                                        -------      -------      -------       -------
                                                        $32,205      $32,179      $32,055       $20,252
                                                        =======      =======      =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.
                                       F-6

                           THERMO VISION CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     Thermo Vision Corporation (the Company) designs, manufactures, and markets a diverse array of photonics products - light-based technologies that are embedded as "enabling technologies" in a wide range of applications, including medical diagnostic and analytical instrumentation; semiconductor manufacturing; X-ray imaging; and physics, chemistry, and biology research.

 Relationship with Thermo Optek Corporation, Thermo Instrument Systems Inc., and Thermo Electron Corporation

     The Company was incorporated in November 1995 as a wholly owned subsidiary of Thermo Optek Corporation at which time Thermo Optek transferred to the Company all of the assets, liabilities, and businesses of two subsidiaries of Thermo Jarrell Ash (TJA) in exchange for 6,908,785 shares of the Company's common stock (adjusted to reflect a 55-for-54 stock split distributed in December 1997 in the form of a stock dividend). The companies transferred were CID Technologies Inc. (CIDTEC) and Scientific Measurement Systems Inc., (now called Thermo Vision Colorado). In August 1997, the Company acquired the crystal-materials business (Hilger) of Hilger Analytical Limited, a wholly owned subsidiary of Thermo Optek, and accounted for the transaction at historical cost in a manner similar to a pooling of interests (Note 2).

     In December 1997, Thermo Optek, a 91%-owned publicly traded subsidiary of Thermo Instrument Systems Inc., distributed to its shareholders 100% of the Company's common stock in the form of a dividend. Thermo Instrument is an 85%-owned subsidiary of Thermo Electron Corporation. As of January 2, 1999, Thermo Instrument and Thermo Electron owned a total of 6,401,844 shares of the Company's common stock, representing 79.5% of such stock outstanding.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Fiscal Year

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal 1998 and 1996 included 52 weeks; 1997 included 53 weeks.

  Revenue Recognition

     The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment.

  Stock-based Compensation Plans

     The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     The Company, Thermo Optek, and Thermo Instrument entered into tax allocation agreements under which the Company, Thermo Optek, and Thermo Instrument were included in Thermo Electron's consolidated federal and certain state income tax returns. The agreements provided that in years in which the Company had taxable income, it would pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Subsequent to the Company's initial public offering in December 1997, Thermo Instrument's equity ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal and certain state income tax returns.

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  Earnings per Share

     Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.

  Stock Splits

     All share and per share information has been restated to reflect an approximate 55-for-54 stock split, effected in the form of a stock dividend, distributed in December 1997. The purpose of this stock split was to preserve a distribution ratio of 14 shares of the Company's common stock for each 100 shares of common stock held by Thermo Optek shareholders as of the date that Thermo Optek distributed the Company's common stock to its shareholders.

  Cash and Cash Equivalents

     As of year-end 1998 and 1997, $9,231,000 and $9,410,000 of the Company's
cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter (Note 12).

  Inventories

     Inventories are stated at the lower of cost (primarily on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

                                                          1998      1997
                                                         ------    ------
                                                          (IN THOUSANDS)
Raw Materials and Supplies.............................  $5,090    $5,637
Work in Process........................................     585       967
Finished Goods.........................................   2,156     1,697
                                                         ------    ------
                                                         $7,831    $8,301
                                                         ======    ======

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company periodically reviews the quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

  Property, Plant, and Equipment

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 35 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

                                                          1998      1997
                                                         ------    ------
                                                          (IN THOUSANDS)
Land and Buildings.....................................  $  277    $  277
Machinery and Equipment................................   6,994     5,987
Leasehold Improvements.................................   1,994       932
                                                         ------    ------
                                                          9,265     7,196
Less: Accumulated Depreciation and Amortization........   3,410     2,439
                                                         ------    ------
                                                         $5,855    $4,757
                                                         ======    ======

  Other Assets

     Other assets in the accompanying balance sheet includes a 10% ownership interest in LOT-Oriel Holding GmbH (LOT). The carrying amount of the investment, which is being accounted for under the cost method, is $500,000 in the accompanying balance sheet.

     The Company has an investment of less than 20% in Andor Technology Limited. The carrying amount of the investment, which is being accounted for under the cost method, is $84,000 in the accompanying balance sheet. Prior to October 1996, the Company owned approximately 51% of Andor, and Andor's results were consolidated with those of the Company. During the third quarter of 1996, the Company reduced its ownership interest in Andor in a transaction with Andor's other stockholders. In consideration for the sale of a portion of its interest in Andor, the Company received approximately $159,000 in cash and a $147,000 principal amount 8% note, which was paid in September 1997. Andor's results were not material to the Company's results of operations.

  Cost in Excess of Net Assets of Acquired Companies

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $1,107,000 and $718,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

  Foreign Currency

     All assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment. Foreign currency

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

  Comprehensive Income

     During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and other comprehensive items, net, which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1998 and 1997, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, note payable, accounts payable, due to Thermo Electron and affiliated companies, and long-term obligations due to Thermo Electron and Thermo Optek. The Company's long-term obligations (Note 8) bear interest at a variable market rate and, therefore, the carrying amounts approximate fair value. The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Presentation

     Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

  Interim Financial Statements

     The financial statements as of July 3, 1999, and for the six-month periods ended July 3, 1999, and July 4, 1998, are unaudited but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for these interim periods. The results of operations for the six-month period ended July 3, 1999, are not necessarily indicative of the results to be expected for the entire year.

2.  ACQUISITIONS

     In August 1997, the Company acquired Hilger, a manufacturer of crystals used for X-ray scintillation and infrared spectroscopy, from Thermo Optek for the assumption of the short-term obligation discussed in Note 8. Because the Company and Hilger were deemed for accounting purposes to be under control of their common owner, Thermo Optek, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the results of operations of Hilger are included for all periods presented.

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In July 1997, the Company acquired the assets of Centronic, Inc. (now called Centro Vision, Inc.), a manufacturer of silicon photodiodes, for $3,800,000 in cash. The cost of this acquisition exceeded the estimated fair market value of the acquired net assets by $2,307,000. To finance this acquisition, the Company borrowed $3,800,000 from Thermo Electron (Note 8).

     In February 1997, the Company acquired all the outstanding stock of Laser Science, Inc. (LSI) for $3,600,000 in cash. LSI is a manufacturer of nitrogen and tunable dye lasers as well as pulsed CO(2) lasers for industry, medicine, education, and defense. The cost of this acquisition exceeded the estimated fair market value of the acquired net assets by $2,836,000. To finance this acquisition, the Company borrowed $3,600,000 from Thermo Optek (Note 8). In addition, the Company borrowed an additional $347,000 from Thermo Optek to fund certain property additions made in connection with the acquisition of LSI (Note
8).

     In February 1996, the Company acquired Oriel Instruments Corporation, a manufacturer and distributor of photonics components and instruments, for $11,798,000 in cash and the assumption of $731,000 in debt, and the assets of Corion Corporation, a manufacturer of commercial optical filters, for $5,072,000 in cash. The cost of Oriel and Corion exceeded the estimated fair market value of the acquired net assets by $4,736,000 and $2,056,000, respectively.

     These acquisitions, except for Hilger, have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from the respective dates of acquisition.

     In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Unresolved matters at July 3, 1999, primarily included completion of anticipated severances at Opticon.

     A summary of the changes in accrued acquisition expenses is:

                                                                    ABANDONMENT
                                                                     OF EXCESS
                                                       SEVERANCE    FACILITIES     OTHER    TOTAL
                                                       ---------    -----------    -----    -----
                                                                     (IN THOUSANDS)
BALANCE AT DECEMBER 30, 1995.........................    $  --         $  80       $ 20     $ 100
  Reserves established...............................      286           460         --       746
  Usage..............................................     (150)         (328)        (3)     (481)
  Decrease due to finalization of restructuring plan,
     recorded as a decrease to cost in excess of net
     assets of acquired companies....................      (61)           --         --       (61)
                                                         -----         -----       ----     -----
BALANCE AT DECEMBER 28, 1996.........................       75           212         17       304
  Reserves established...............................      325            25         75       425
  Usage..............................................     (102)          (96)       (17)     (215)
  Decrease due to finalization of restructuring plan,
     recorded as a decrease to cost in excess of net
     assets of acquired companies....................      (46)           --         --       (46)
                                                         -----         -----       ----     -----
BALANCE AT JANUARY 3, 1998...........................    $ 252         $ 141       $ 75     $ 468

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    ABANDONMENT
                                                                     OF EXCESS
                                                       SEVERANCE    FACILITIES     OTHER    TOTAL
                                                       ---------    -----------    -----    -----
                                                                     (IN THOUSANDS)
  Usage..............................................    $ (97)        $(125)      $(49)    $(271)
  Decrease due to finalization of restructuring plan,
     recorded as a decrease to cost in excess of net
     assets of acquired companies....................      (96)          (10)       (26)     (132)
                                                         -----         -----       ----     -----
BALANCE AT JANUARY 2, 1999...........................       59             6         --        65
                                                                      (UNAUDITED)
  Reserves established (Note 12).....................       60            --         --        60
  Usage..............................................      (56)           (6)        --       (62)
  Decrease due to finalization of restructuring plan,
     recorded as a decrease to cost in excess of net
     assets of acquired companies....................       (7)           --         --        (7)
                                                         -----         -----       ----     -----
BALANCE AT JULY 3, 1999..............................    $  56         $  --       $ --     $  56
                                                         =====         =====       ====     =====

     Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.

     Based on unaudited data, the following table presents selected financial information for the Company and the businesses acquired on a pro forma basis, assuming the Company, Centro Vision, LSI, Oriel, and Corion had been combined since the beginning of 1996.

                                                         1997        1996
                                                       --------    --------
                                                       (IN THOUSANDS EXCEPT
                                                        PER SHARE AMOUNTS)
Revenues.............................................  $42,944     $43,428
Net Income...........................................    2,209         527
Basic and Diluted Earnings per Share.................      .32         .08

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had these acquisitions been made at the beginning of 1996.

3.  RESTRUCTURING AND RELATED COSTS

     During 1998, the Company recorded restructuring and related costs of $2,207,000. Restructuring costs of $40,000, which were accounted for in accordance with EITF 94-3, related to severance costs for 10 employees across several functions, all of whom were terminated in 1998. The Company also recorded inventory provisions of $2,167,000. The inventory provisions are included in cost of revenues in the accompanying statement of income and primarily relate to reserves for discontinued products and inventories considered excess based on current customer demand. In addition, the provisions include a component for yields from outsourced wafer production that were lower than had been anticipated.

4.  EMPLOYEE BENEFIT PLANS

  Stock-based Compensation Plans

     Stock Option Plans

     The Company has a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. As of year-end 1998, only nonqualified

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

stock options have been awarded under this plan. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.

     In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 127,000 shares at a weighted average exercise price of $7.50 per share elected to participate in this exchange and, as a result, received options to purchase 64,000 shares of Company common stock at $2.29 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

     A summary of the Company's stock option activity is:

                                                                1998                  1997
                                                         ------------------    ------------------
                                                                   WEIGHTED              WEIGHTED
                                                         NUMBER    AVERAGE     NUMBER    AVERAGE
                                                           OF      EXERCISE      OF      EXERCISE
                                                         SHARES     PRICE      SHARES     PRICE
                                                         ------    --------    ------    --------
                                                                  (SHARES IN THOUSANDS)
Options Outstanding, Beginning of Year.................    303      $7.50        --       $  --
  Granted..............................................    281       3.06       303        7.50
  Forfeited............................................    (27)      7.50        --          --
  Canceled due to exchange.............................   (127)      7.50        --          --
                                                          ----                  ---
Options Outstanding, End of Year.......................    430      $4.59       303       $7.50
                                                          ====      =====       ===       =====
Options Exercisable....................................    430      $4.59        --       $  --
                                                          ====      =====       ===       =====
Options Available for Grant............................    270                  397
                                                          ====                  ===

     A summary of the status of the Company's stock options at January 2, 1999, is:

                                                            OPTIONS OUTSTANDING AND EXERCISABLE
                                                       ----------------------------------------------
                                                           NUMBER            WEIGHTED        WEIGHTED
                                                             OF              AVERAGE         AVERAGE
                                                           SHARES           REMAINING        EXERCISE
RANGE OF EXERCISE PRICES                               (IN THOUSANDS)    CONTRACTUAL LIFE     PRICE
------------------------                               --------------    ----------------    --------
$2.29 - $3.59........................................       256             5.3 years         $2.62
 6.21 -  7.50........................................       174             5.9 years          7.48
                                                            ---
$2.29 - $7.50........................................       430             5.8 years         $4.59
                                                            ===

     Employee Stock Purchase Program

     Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1998, the program was sponsored by Thermo Instrument and Thermo Electron. Prior to the 1998 program year, the

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares have been issued under this program.

  Pro Forma Stock-based Compensation Expense

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

                                                              1998      1997
                                                              -----    -------
                                                               (IN THOUSANDS
                                                              EXCEPT PER SHARE
                                                                  AMOUNTS)
Net Income:
  As reported...............................................  $221     $2,348
  Pro forma.................................................    30      2,270
Basic and Diluted Earnings per Share:
  As reported...............................................   .03        .34
  Pro forma.................................................    --        .33

     Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

     The weighted average fair value per share of options granted was $0.91 and $2.69 in 1998 and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                1998         1997
                                                              ---------    ---------
Volatility..................................................        30%          28%
Risk-free Interest Rate.....................................       4.7%         6.0%
Expected Life of Options....................................  3.5 years    4.9 years

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  401(k) Savings Plans

     Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

plans, the Company contributed and charged to expense $320,000, $212,000, and $182,000 in 1998, 1997, and 1996, respectively.

5.  COMMON STOCK

     In December 1997, the Company sold 1,139,491 shares of its common stock in an initial public offering at $7.50 per share for net proceeds of $7,033,000.

     At January 2, 1999, the Company had reserved 775,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.

6.  INCOME TAXES

     The components of income before provision for income taxes are:

                                                     1998     1997      1996
                                                     ----    ------    ------
                                                          (IN THOUSANDS)
Domestic...........................................  $238    $3,719    $2,186
Foreign............................................   250       330       237
                                                     ----    ------    ------
                                                     $488    $4,049    $2,423
                                                     ====    ======    ======

     The components of the provision for income taxes are:

                                                     1998     1997      1996
                                                     ----    ------    ------
                                                          (IN THOUSANDS)
Currently Payable (Receivable):
  Federal..........................................  $(65)   $  904    $  895
  State............................................   (60)      174       105
  Foreign..........................................    83       109        84
                                                     ----    ------    ------
                                                      (42)    1,187     1,084
                                                     ----    ------    ------
Net Deferred (Prepaid):
  Federal..........................................   245       424       (71)
  State............................................    64        90        (8)
                                                     ----    ------    ------
                                                      309       514       (79)
                                                     ----    ------    ------
                                                     $267    $1,701    $1,005
                                                     ====    ======    ======

     The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $8,000 of such benefits that have been allocated to capital in excess of par value in 1998.

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to:

                                                     1998     1997      1996
                                                     ----    ------    ------
                                                          (IN THOUSANDS)
Provision for Income Taxes at Statutory Rate.......  $166    $1,377    $  824
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax...........     3       174        64
  Foreign tax rate and tax loss differential.......    (2)        3         3
  Tax benefit of foreign sales corporation.........   (60)      (49)       (5)
  Amortization of cost in excess of net assets of
     acquired companies............................    98       103        80
  Nondeductible expenses and other.................    62        93        39
                                                     ----    ------    ------
                                                     $267    $1,701    $1,005
                                                     ====    ======    ======

     Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:

                                                              1998      1997
                                                             ------    ------
                                                              (IN THOUSANDS)
Prepaid Income Taxes:
  Tax loss carryforwards...................................  $  258    $  258
  Reserves and accruals....................................     291       822
  Inventory basis difference...............................     895       424
  Accrued compensation.....................................     295       159
  Other, net...............................................       1        --
                                                             ------    ------
                                                              1,740     1,663
  Less: Valuation allowance................................     258       258
                                                             ------    ------
                                                             $1,482    $1,405
                                                             ======    ======
Deferred Income Taxes:
  Fixed and intangible assets..............................  $  154    $   22
  Other, net...............................................      63        --
                                                             ------    ------
                                                             $  217    $   22
                                                             ======    ======

     LSI has $737,000 of federal tax net loss carryforwards, which will begin to expire in 1999 and are subject to the limitations of U.S. Internal Revenue Code
Section 382, which limits the utilization of the net operating loss carryforwards to a deduction of approximately $197,000 per year with any unused portion of this annual limitation carried forward to future years. The valuation allowance relates to uncertainty surrounding the utilization of this carryforward.

     A provision has not been made for U.S. or additional foreign taxes on $1,165,000 of undistributed earnings of the Company's foreign subsidiary that could be subject to taxation if remitted to the U.S. because the Company plans to keep this amount permanently reinvested overseas.

7.  COMMITMENTS

     The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $681,000, $659,000, and $438,000 in 1998, 1997, and 1996, respectively. Future minimum payments due under noncancelable operating leases at January 2, 1999, are $538,000 in 1999; $553,000 in 2000; $522,000 in 2001; $531,000 in 2002; $573,000 in 2003; and
$1,700,000 in 2004 and thereafter. Total future

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

minimum lease payments are $4,417,000. The Company also has operating lease arrangements with related parties as discussed in Note 8.

8.  RELATED-PARTY TRANSACTIONS

  Corporate Services Agreement

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $304,000, $397,000, and $304,000 in 1998, 1997, and 1996, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

  Operating Leases

     In addition to the operating leases described in Note 7, the Company leases certain office and manufacturing space on a monthly basis from Thermo Optek and Thermo Instrument. The accompanying statement of income includes expenses from these arrangements of $262,000, $238,000, and $297,000 in 1998, 1997, and 1996,
respectively. Prior to January 1, 1997, rent expense under these arrangements was determined as the Company's allocated share of total occupancy expenses. Subsequently, the Company pays fixed monthly rates. In 1999, the Company plans to purchase the building previously leased from Thermo Optek for $165,000 in cash. At January 2, 1999, future minimum payments due under the lease with Thermo Instrument, which expires in January 2006, are $220,000 in 1999; $230,000 in 2000; $236,000 in 2001; $246,000 in 2002; $256,000 in 2003; and $542,000 in
2004 and thereafter. Total future minimum lease payments are $1,730,000.

  Short-term Obligation

     Note payable in the accompanying balance sheet represents short-term bank borrowings at the Company's foreign subsidiary. Prior to 1998, the Company had an arrangement under which it could borrow on a bank line of credit arrangement held by Thermo Optek. In 1998, the Company established its own 1,000,000 British pounds sterling line of credit facility. The interest rate for these borrowings was 7.25% and 8.00% at year-end 1998 and 1997, respectively. Availability to the Company under this line of credit totaled $588,000 as of January 2, 1999. Borrowings under the line of credit are guaranteed by Thermo Electron.

  Long-term Obligations

     The Company borrowed funds from Thermo Electron and Thermo Optek to finance the acquisitions of certain companies (Note 2). In connection with the July 1997 acquisition of Centro Vision, the Company borrowed $3,800,000 from Thermo Electron pursuant to a promissory note due July 2000. In connection with the February 1997 acquisition of LSI and certain related property additions, the Company

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

borrowed $3,947,000 from Thermo Optek pursuant to promissory notes due February 2000. These notes bear interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The interest rate for the notes at year-end 1998 and 1997 was 5.36% and 5.76%, respectively.

  Distribution Agreement with LOT

     The Company has a distribution agreement with LOT which allows LOT to be Oriel's primary distributor in certain parts of Europe. Sales to LOT included in the accompanying 1998, 1997, and 1996 statements of income were $1,982,000, $2,122,000, and $1,952,000, respectively. Accounts receivable in the accompanying balance sheet includes $405,000, and $608,000 due from LOT at year-end 1998 and 1997, respectively.

  Trademark License and Royalty Agreement

     In September 1996, the Company agreed to license the use of a trademark to Andor in exchange for a fee equal to the greater of 3.3% of the net sales revenue, as defined, from sales of products sold under the trade name, or 10,000 British pounds sterling. In 1998, 1997, and 1996, the Company recorded revenues of $81,000, $91,000, and $15,000, respectively, under this agreement.

  Contract Research and Development

     In 1997 and 1996, the Company recorded revenues of $80,000 and $188,000, respectively, from Thermo Optek for contract research and development services related to components used in certain products manufactured by Thermo Optek. No such revenues were recorded in 1998.

  Other Related-party Transactions

     The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Sales of products to such affiliated companies totaled $1,689,000, $2,013,000, and $1,786,000 in 1998, 1997, and 1996, respectively. Purchases of products from such affiliated companies totaled $162,000, $443,000, and $971,000 in 1998, 1997, 1996,
respectively.

  Repurchase Agreement

     The Company invests excess cash in arrangements with Thermo Electron as discussed in Notes 1 and 12.

9.  BUSINESS SEGMENT AND GEOGRAPHICAL INFORMATION

     The Company organizes and manages its business by individual functional operating entity. The Company's businesses operate in three segments: Optically Based Instruments and Lasers, Optical Components, and Sensors and Imaging Systems. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.

     The Optically Based Instruments and Lasers segment, which consists of the Company's Oriel, LSI, and Thermo Vision Colorado subsidiaries, manufactures low-cost analyzers that combine optical components and signal processors used primarily in research, analytical, and process applications such as semiconductor photolithography. In addition, this segment manufactures pulsed nitrogen lasers, nitrogen laser accessories, pulsed CO(2) lasers, and autosamplers sold as accessories to analytical instruments.

     The Optical Components segment, which consists of the Company's Corion division and Hilger subsidiary, manufactures a variety of optical components, including filters and crystals. The Company's

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

optical components are used primarily in medical and analytical instruments and X-ray baggage screening for security purposes.

     The Sensors and Imaging Systems segment, which consists of the Company's CentroVision and CIDTEC subsidiaries, manufactures sensors that are primarily used by manufacturers of medical diagnostic and analytical instruments. This segment also designs and markets charge-injection device (CID) sensors and CID camera systems.

                                            SIX MONTHS ENDED
                                            ----------------
                                           JULY 3,    JULY 4,
                                            1999       1998       1998       1997       1996
                                           -------    -------    -------    -------    -------
                                              (UNAUDITED)
                                                             (IN THOUSANDS)
BUSINESS SEGMENT INFORMATION
Revenues:
  Optically Based Instruments and
     Lasers..............................  $10,596    $12,333    $23,154    $26,203    $21,125
  Optical Components.....................    4,953      4,595      8,152      8,306      6,562
  Sensors and Imaging Systems............    3,566      3,825      6,660      5,185      2,747
                                           -------    -------    -------    -------    -------
                                           $19,115    $20,753    $37,966    $39,694    $30,434
                                           =======    =======    =======    =======    =======
Income Before Provision for Income Taxes:
  Optically Based Instruments and
     Lasers..............................  $ 1,107    $ 1,922    $ 2,657    $ 3,753    $ 1,596
  Optical Components.....................      465        759      1,029      1,121        621
  Sensors and Imaging Systems............     (775)       183     (1,992)       193        333
  Corporate(a)...........................     (600)      (606)    (1,140)      (732)       (83)
                                           -------    -------    -------    -------    -------
  Total operating income.................      197      2,258        554      4,335      2,467
  Interest expense, net..................      (38)       (33)       (66)      (286)       (44)
                                           -------    -------    -------    -------    -------
                                           $   159    $ 2,225    $   488    $ 4,049    $ 2,423
                                           =======    =======    =======    =======    =======
Total Assets:
  Optically Based Instruments and Lasers.....................    $18,900    $20,680    $16,509
  Optical Components.........................................      7,743      7,859      7,334
  Sensors and Imaging Systems................................      9,414      9,563      4,510
  Corporate(b)...............................................     10,223      9,299          9
                                                                 -------    -------    -------
                                                                 $46,280    $47,401    $28,362
                                                                 =======    =======    =======
Depreciation and Amortization:
  Optically Based Instruments and Lasers.....................    $   718    $   911    $   776
  Optical Components.........................................        452        644        293
  Sensors and Imaging Systems................................        391        292        182
  Corporate..................................................          7          2         --
                                                                 -------    -------    -------
                                                                 $ 1,568    $ 1,849    $ 1,251
                                                                 =======    =======    =======

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                  1998       1997       1996
                                                                 -------    -------    -------
                                                                        (IN THOUSANDS)
Capital Expenditures:
  Optically Based Instruments and Lasers.....................    $ 1,342    $   690    $   317
  Optical Components.........................................        395        423      1,073
  Sensors and Imaging Systems................................        519        401         49
  Corporate..................................................         14         13         11
                                                                 -------    -------    -------
                                                                 $ 2,270    $ 1,527    $ 1,450
                                                                 =======    =======    =======
GEOGRAPHICAL INFORMATION
Revenues(c):
  United States..............................................    $35,532    $36,954    $28,780
  United Kingdom.............................................      2,434      2,740      1,654
                                                                 -------    -------    -------
                                                                 $37,966    $39,694    $30,434
                                                                 =======    =======    =======
Long-lived Assets(d):
  United States..............................................    $ 5,282    $ 4,290    $ 3,372
  United Kingdom.............................................        573        467        529
                                                                 -------    -------    -------
                                                                 $ 5,855    $ 4,757    $ 3,901
                                                                 =======    =======    =======
Export Revenues Included in United States Revenues
  Above(e)...................................................    $10,544    $10,811    $ 9,487
                                                                 =======    =======    =======


---------------

(a) Primarily corporate general and administrative expenses.

(b) Primarily cash and cash equivalents.

(c) Revenues are attributed to countries based on selling location.

(d) Includes property, plant, and equipment, net and other long-term tangible assets.

(e) In general, export revenues are denominated in U.S. dollars.

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  EARNINGS PER SHARE

     Basic and diluted earnings per share were calculated as follows:

                                                 SIX MONTHS ENDED
                                                 ----------------
                                                JULY 3,    JULY 4,
                                                 1999       1998       1998      1997      1996
                                                -------    -------    ------    ------    ------
                                                   (UNAUDITED)
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BASIC
Net Income....................................  $   92     $1,296     $  221    $2,348    $1,418
                                                ------     ------     ------    ------    ------
Weighted Average Shares.......................   8,051      8,048      8,048     6,983     6,909
                                                ------     ------     ------    ------    ------
Basic Earnings per Share......................  $  .01     $  .16     $  .03    $  .34    $  .21
                                                ======     ======     ======    ======    ======
DILUTED
Net Income....................................  $   92     $1,296     $  221    $2,348    $1,418
                                                ------     ------     ------    ------    ------
Weighted Average Shares.......................   8,051      8,048      8,048     6,983     6,909
Effect of Stock Options.......................      60         --          1         2        --
                                                ------     ------     ------    ------    ------
Weighted Average Shares, as Adjusted..........   8,111      8,048      8,049     6,985     6,909
                                                ------     ------     ------    ------    ------
Diluted Earnings per Share....................  $  .01     $  .16     $  .03    $  .34    $  .21
                                                ======     ======     ======    ======    ======

     The computation of diluted earnings per share for 1998 excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 366,100 of such options outstanding, with exercise prices ranging from $2.73 to $7.50 per share.

11.  UNAUDITED QUARTERLY INFORMATION

                                                       FIRST     SECOND      THIRD     FOURTH
                                                      -------    -------    -------    -------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1998
Revenues............................................  $10,529    $10,224    $ 9,046    $ 8,167
Gross Profit........................................    4,544      4,510      1,718      3,425
Net Income (Loss)...................................      689        607     (1,079)         4
Basic and Diluted Earnings (Loss) per Share.........      .09        .08       (.13)        --

                                                      FIRST(A)    SECOND     THIRD(B)    FOURTH
                                                      --------    -------    --------    -------
                                                       (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1997
Revenues............................................  $ 8,585     $ 9,225    $10,635     $11,249
Gross Profit........................................    3,759       4,089      4,806       4,889
Net Income..........................................      528         566        608         646
Basic and Diluted Earnings per Share................      .08         .08        .09         .09

---------------

(a) Reflects the February 1997 acquisition of LSI.

(b) Reflects the July 1997 acquisition of Centro Vision.

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  SUBSEQUENT EVENTS

  Proposed Merger

     On May 24, 1999, Thermo Electron announced an expansion to a previously proposed reorganization plan involving certain of Thermo Electron's subsidiaries. Under this expanded plan, the Company may be taken private and become a wholly owned subsidiary of Thermo Instrument. The stockholders of the Company (other than Thermo Electron and Thermo Instrument) would receive cash in exchange for their shares. In July, the Company's Board of Directors unanimously approved a definitive merger agreement under which its parent, Thermo Instrument, would acquire all of the outstanding Thermo Vision common stock (other than shares held by Thermo Electron and Thermo Instrument) for $7.00 per share in cash, without interest. For the transaction to be completed, the Securities and Exchange Commission must review documents regarding the proposed transaction, holders of a majority of outstanding Thermo Vision shares (excluding Thermo Electron, Thermo Instrument, and the officers and directors of the Company, Thermo Electron, and Thermo Instrument) must vote at a special stockholders meeting to approve the proposed merger, and certain customary conditions must be met.

     On July 15, 1999, a lawsuit styled as a class action was filed by a stockholder of the Company against Thermo Instrument and certain directors of the Company in the Chancery Court of the State of Delaware. The complaint alleges that the proposed Thermo Vision going private transaction would deprive the Company's stockholders of the fair value of their shares of the Company's common stock. The plaintiff is seeking injunctive and other appropriate relief, although no specific amount of monetary damages were claimed.

  Cash Management Arrangement

     Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.

  Acquisitions

     On February 1, 1999, the Company acquired the assets, subject to certain liabilities, of Opticon Corporation (now called Thermo Vision Opticon Corporation), a manufacturer of replicated optical components and assemblies, for $2,055,000 in cash. This acquisition has been accounted for using the purchase method of accounting and its results have been included in the Company's results from the date of acquisition. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $1,487,000, which is being amortized over 40 years. Allocation of the purchase price for this acquisition was based on an estimate of the fair value of the net assets acquired and is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final allocation will differ materially from the preliminary estimates. Pro forma results have not been presented, as the results of the acquired business were not material to the Company's results of operations.

     On July 16, 1999, the Company acquired the assets of the non-telecommunications optical filter business of Corning OCA Corporation (OCA) for $4,000,000 in cash. OCA is engaged in the development, manufacturing, and marketing of optical filters and assemblies in the ultra violet, visible, near

                           THERMO VISION CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

infrared, and infrared portions of the electromagnetic spectrum. During the second quarter of 1999, the Company paid an advance towards the purchase of OCA of $1,000,000, which is included in "other assets" in the accompanying balance sheet. The remaining $3,000,000 was paid on July 16, 1999. The acquisition will be accounted for using the purchase method of accounting and its results will be included in the Company's results from the date of acquisition.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Corning OCA Corporation:


     We have audited the accompanying Statement of Revenues and Direct Costs and Expenses of the Non-telecommunications Optical Filter Business of Corning OCA Corporation for the eight-month period ended December 31, 1997, the twelve-month period ended December 31, 1998, and the month ended January 30, 1999 and the Statement of Assets Acquired, Liabilities Assumed and Parent Company Investment as of July 16, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     These statements have been prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Proxy Statement of Thermo Vision Corporation) as described in Note 3, and are not intended to be a complete presentation of the income statement and assets and liabilities of the Non-telecommunications Optical Filter Business of Corning OCA Corporation.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct costs and expenses of the Non-telecommunications Optical Filter Business of Corning OCA Corporation for the eight-month period ended December 31, 1997, the twelve-month period ended December 31, 1998, and the month ended January 30, 1999, and the assets acquired, liabilities assumed and parent company investment as of July 16, 1999, in conformity with generally accepted accounting principles.


                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
August 27, 1999

               NON-TELECOMMUNICATIONS OPTICAL FILTER BUSINESS OF
                            CORNING OCA CORPORATION

              STATEMENT OF REVENUES AND DIRECT COSTS AND EXPENSES
                                 (IN THOUSANDS)

                                      SIX MONTHS ENDED         MONTH       TWELVE MONTHS    EIGHT MONTHS
                                    --------------------       ENDED           ENDED           ENDED
                                    JUNE 30,    JUNE 30,    JANUARY 31,    DECEMBER 31,     DECEMBER 31,
                                      1999        1998         1999            1998             1997
                                    --------    --------    -----------    -------------    ------------
                                        (UNAUDITED)
Revenues..........................   $2,469      $3,583        $417           $7,309           $4,727
                                     ------      ------        ----           ------           ------
Direct Costs and Expenses:
  Direct materials................      534         426          74              869              922
  Direct labor....................      477         451          85            1,072              846
                                     ------      ------        ----           ------           ------
                                      1,011         877         159            1,941            1,768
                                     ------      ------        ----           ------           ------
Excess of Revenues Over Direct
  Costs and Expenses..............   $1,458      $2,706        $258           $5,368           $2,959
                                     ======      ======        ====           ======           ======

   The accompanying notes are an integral part of these financial statements.
                                      F-25

               NON-TELECOMMUNICATIONS OPTICAL FILTER BUSINESS OF
                            CORNING OCA CORPORATION
               STATEMENT OF ASSETS ACQUIRED, LIABILITIES ASSUMED
               AND PARENT COMPANY INVESTMENT AS OF JULY 16, 1999

                                 (IN THOUSANDS)


ASSETS ACQUIRED
Inventories:
  Raw materials and supplies................................  $  175
  Work in process...........................................     378
  Finished goods............................................     487
                                                              ------
                                                               1,040
                                                              ------
Plant and Equipment.........................................     645
                                                              ------
Intangible Asset............................................     315
                                                              ------
Cost in Excess of Net Assets of Acquired Company............   2,150
                                                              ------
                                                              $4,150
                                                              ======
LIABILITIES ASSUMED AND PARENT COMPANY INVESTMENT
Accrued Expenses............................................  $  150
Parent Company Investment...................................   4,000
                                                              ------
                                                              $4,150
                                                              ======


   The accompanying notes are an integral part of these financial statements.

               NON-TELECOMMUNICATIONS OPTICAL FILTER BUSINESS OF
                            CORNING OCA CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE BUSINESS

     The non-telecommunications optical filter business of Corning OCA Corporation is engaged in the development, manufacturing, and marketing of optical filters and assemblies in the ultra violet, visible, near infrared, and infrared portions of the electromagnetic spectrum. Common applications for these filters are clinical chemistry, scientific instruments, bar code scanners, color measurement, intrusion detection, laser protection, and process control equipment. Prior to its acquisition by Thermo Vision Corporation (the Company), the business operated as a fully integrated unit of Corning OCA Corporation.

2.  DESCRIPTION OF THE TRANSACTION

     Pursuant to a Purchase Agreement dated July 16, 1999, the Company acquired certain assets of the non-telecommunications optical filter business of Corning OCA Corporation (OCA) for $4,000,000 in cash. This acquisition has been accounted for using the purchase method of accounting. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $2,150,000, which will be amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.

3.  BASIS OF PRESENTATION


     The non-telecommunications business was operated and managed by Corning OCA Corporation with other similar businesses utilizing shared resources and, accordingly, it was not possible to prepare separate full financial statements, including a statement of cash flows, for the acquired business. Additionally, any attempt to prepare financial statements for the business would require numerous subjective allocations, which may not accurately reflect the actual historical results of the business acquired. As a result, the accompanying statement of revenue and direct costs and expenses and statement of assets acquired, liabilities assumed and parent company investment have been prepared in lieu of full financial statements to satisfy the requirements of Securities and Exchange Commission Rule 3-05 of Regulation S-X.


     For the purpose of these financial statements, direct costs include direct material and direct labor. These statements exclude costs normally incurred in a business, including overhead, general and administrative expenses, research and development expenses, and provisions for taxes. The financial information in these statements is not necessarily indicative of the prospective financial condition or results of the business due to expected changes within the business as a result of the merger of its operations with those of the Company. These changes include relocation of the acquired business to facilities currently leased by the Company and integration of its operations with those of another of the Company's business units.

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     OCA recognizes revenue upon shipment of its products.

  Inventories

     Finished goods are recorded at estimated selling prices less costs to sell and a reasonable profit allowance for the selling effort of the Company. Work-in-process inventories are valued at the selling price of the finished goods less costs to complete, costs to sell, and a reasonable profit allowance for the manufacturing and selling efforts of the Company. Raw materials are recorded at current replacement cost.

               NON-TELECOMMUNICATIONS OPTICAL FILTER BUSINESS OF
                            CORNING OCA CORPORATION

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Plant and Equipment

     Plant and equipment is recorded at estimated current replacement cost for similar equipment based on a third-party appraisal obtained by the Company.

  Intangible Asset


     Intangible asset in the accompanying statement of assets acquired, liabilities assumed and parent company investment represents a license agreement with OCA under which the Company will receive a royalty-free non-exclusive license to certain technology used by the acquired business. The asset is recorded at its estimated current value, which was determined based on the present value of the future costs that would have been expended by the Company to obtain such a license. This intangible asset is being amortized over 10 years, the life of the agreement.


  Cost in Excess of Net Assets of Acquired Company


     The excess of the purchase price over the fair value of the acquired net assets is recorded as cost in excess of net assets of acquired company in the accompanying statement of assets acquired, liabilities assumed and parent company investment and is being amortized over 40 years.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5.  ACQUISITION

     In April 1997, Corning Corporation purchased the telecommunications and non-telecommunications optical filter business of Optical Corporation of America as part of a larger acquisition, which included the acquisition of three businesses. Books and records of these businesses prior to this acquisition are not available and, therefore, the accompanying statement of revenues and direct costs and expenses has been presented from the date of the acquisition.

                           THERMO VISION CORPORATION

               PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     On July 16, 1999, Thermo Vision Corporation (the Company) acquired the non-telecommunications optical filter business of Corning OCA Corporation (OCA) for $4.0 million in cash. This acquisition will be accounted for using the purchase method of accounting and its results of operations will be included in the Company's results from the date of acquisition.


     The following unaudited pro forma combined condensed statements of income set forth the Company's results of operations for the six months ended July 3, 1999, and the year ended January 2, 1999, as if the acquisition of OCA had occurred at the beginning of 1998. OCA's historical results included in the accompanying pro forma combined condensed statements of income represent its revenues and direct costs and expenses for the first six months of 1999 and the full year 1998, and exclude certain operating expenses of OCA. As a result, the pro forma results of operations are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of OCA been made at the beginning of 1998. The following unaudited pro forma combined condensed balance sheet sets forth the financial position as of July 3, 1999, as if the purchase of OCA had occurred on July 3, 1999. OCA's balance sheet represents the assets acquired, liabilities assumed and parent company investment as of July 16, 1999. These statements should be read in conjunction with the accompanying notes and the respective historical financial statements and related notes of the Company and OCA appearing elsewhere in this Proxy Statement.

                           THERMO VISION CORPORATION

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                         SIX MONTHS ENDED JULY 3, 1999
                                  (UNAUDITED)


                                                         HISTORICAL              PRO FORMA
                                                      -----------------    ----------------------
                                                      THERMO
                                                      VISION      OCA      ADJUSTMENTS   COMBINED
                                                      -------    ------    -----------   --------
                                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues............................................  $19,115    $2,469      $    --     $21,584
                                                      -------    ------      -------     -------
Costs and Operating Expenses:
  Cost of revenues..................................   11,628     1,011          716      13,355
  Selling, general, and administrative expenses.....    5,184        --          172       5,356
  Research and development expenses.................    2,106        --           95       2,201
                                                      -------    ------      -------     -------
                                                       18,918     1,011          983      20,912
                                                      -------    ------      -------     -------
Operating Income....................................      197     1,458         (983)        672
Interest Income.....................................      189        --         (102)         87
Interest Expense....................................     (227)       --           --        (227)
                                                      -------    ------      -------     -------
Income Before Provision for Income Taxes............      159     1,458       (1,085)        532
Provision for Income Taxes..........................       67        --          152         219
                                                      -------    ------      -------     -------
Net Income..........................................  $    92    $1,458      $(1,237)    $   313
                                                      =======    ======      =======     =======
Basic and Diluted Earnings per Share................  $   .01                            $   .04
                                                      =======                            =======
Weighted Average Shares:
  Basic.............................................    8,051                              8,051
                                                      =======                            =======
  Diluted...........................................    8,111                              8,111
                                                      =======                            =======

                           THERMO VISION CORPORATION

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                           YEAR ENDED JANUARY 2, 1999
                                  (UNAUDITED)


                                                       HISTORICAL               PRO FORMA
                                                    -----------------    -----------------------
                                                    THERMO
                                                    VISION      OCA      ADJUSTMENTS    COMBINED
                                                    -------    ------    -----------    --------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues..........................................  $37,966    $7,309      $    --      $45,275
                                                    -------    ------      -------      -------
Costs and Operating Expenses:
  Cost of revenues................................   23,769     1,941        1,432       27,142
  Selling, general, and administrative expenses...    9,370        --          361        9,731
  Research and development expenses...............    4,233        --          190        4,423
  Restructuring costs.............................       40        --           --           40
                                                    -------    ------      -------      -------
                                                     37,412     1,941        1,983       41,336
                                                    -------    ------      -------      -------
Operating Income..................................      554     5,368       (1,983)       3,939
Interest Income...................................      455        --         (225)         230
Interest Expense..................................     (521)       --           --         (521)
                                                    -------    ------      -------      -------
Income Before Provision for Income Taxes..........      488     5,368       (2,208)       3,648
Provision for Income Taxes........................      267        --        1,264        1,531
                                                    -------    ------      -------      -------
Net Income........................................  $   221    $5,368      $(3,472)     $ 2,117
                                                    =======    ======      =======      =======
Basic and Diluted Earnings per Share..............  $   .03                             $   .26
                                                    =======                             =======
Weighted Average Shares:
  Basic...........................................    8,048                               8,048
                                                    =======                             =======
  Diluted.........................................    8,049                               8,049
                                                    =======                             =======

                           THERMO VISION CORPORATION
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  JULY 3, 1999
                                  (UNAUDITED)


                                                       HISTORICAL               PRO FORMA
                                                    -----------------    -----------------------
                                                    THERMO
                                                    VISION      OCA      ADJUSTMENTS    COMBINED
                                                    -------    ------    -----------    --------
                                                                   (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.......................  $   198    $   --      $    --      $   198
  Advance to affiliate............................    6,767        --       (3,000)       3,767
  Accounts receivable, net........................    5,966        --           --        5,966
  Inventories.....................................    7,898     1,040           --        8,938
  Prepaid expenses................................      319        --           --          319
  Prepaid and refundable income taxes.............    2,040        --           --        2,040
                                                    -------    ------      -------      -------
                                                     23,188     1,040       (3,000)      21,228
                                                    -------    ------      -------      -------
Property, Plant, and Equipment, at Cost, Net......    5,904       645           --        6,549
                                                    -------    ------      -------      -------
Other Assets......................................    2,579       315       (1,000)       1,894
                                                    -------    ------      -------      -------
Cost in Excess of Net Assets of Acquired
  Companies.......................................   15,239     2,150                    17,389
                                                    -------    ------      -------      -------
                                                    $46,910    $4,150      $(4,000)     $47,060
                                                    =======    ======      =======      =======
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Note payable and capital lease obligation.......  $ 4,875    $   --      $    --      $ 4,875
  Accounts payable................................    2,805        --           --        2,805
  Other current liabilities.......................    3,008       150           --        3,158
                                                    -------    ------      -------      -------
                                                     10,688       150           --       10,838
                                                    -------    ------      -------      -------
Deferred Income Taxes.............................      217        --           --          217
                                                    -------    ------      -------      -------
Long-term Obligations.............................    3,800        --           --        3,800
                                                    -------    ------      -------      -------
Shareholders' Investment:
  Common stock....................................       81        --           --           81
  Capital in excess of par value..................   28,040        --           --       28,040
  Retained earnings...............................    4,098        --           --        4,098
  Deferred compensation...........................       (8)       --           --           (8)
  Accumulated other comprehensive items...........       (6)       --           --           (6)
  Parent company investment.......................       --     4,000       (4,000)          --
                                                    -------    ------      -------      -------
                                                     32,205     4,000       (4,000)      32,205
                                                    -------    ------      -------      -------
                                                    $46,910    $4,150      $(4,000)     $47,060
                                                    =======    ======      =======      =======

                           THERMO VISION CORPORATION

               PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- PRO FORMA ADJUSTMENTS TO PRO FORM COMBINED CONDENSED STATEMENTS OF INCOME
          (In thousands except in text)


                                                              SIX MONTHS ENDED      YEAR ENDED
                                                                JULY 3, 1999      JANUARY 2, 1999
                                                              ----------------    ---------------
                                                                        DEBIT (CREDIT)
COST OF REVENUES
Salaries for indirect manufacturing employees of acquired
  business..................................................       $ 457              $  914
Depreciation of leasehold improvements and equipment over
  the assets' estimated useful lives of 6 years and 5 years,
  respectively..............................................         198                 397
Rent, utilities, and real estate tax expense for additional
  facilities leased for acquired business...................          61                 121
                                                                   -----              ------
                                                                     716               1,432
                                                                   -----              ------
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Salaries for selling, general, and administrative employees
  of acquired business......................................         109                 217
Service fee of 0.8% of the revenues of OCA for services
  provided under a services agreement between the Company
  and Thermo Electron Corporation...........................          20                  58
Amortization over 10 years of intangible asset valued at
  $315,000..................................................          16                  32
Amortization over 40 years of $2,150,000 of cost in excess
  of net assets of acquired companies created by the
  acquisition of OCA........................................          27                  54
                                                                   -----              ------
                                                                     172                 361
                                                                   -----              ------
RESEARCH AND DEVELOPMENT EXPENSES
Salaries for research and development employees of acquired
  business..................................................          95                 190
                                                                   -----              ------
INTEREST INCOME
Decrease in interest income as a result of the use of
  $4,000,000 of cash to fund the acquisition of OCA as of
  the beginning of 1998, calculated using an average
  interest rate of 5.10% and 5.63% for the six months ended
  July 3, 1999, and the year ended January 2, 1999,
  respectively..............................................          95                 225
                                                                   -----              ------
PROVISION FOR INCOME TAXES
Income tax expense on earnings of OCA, calculated at the
  Company's incremental income tax rate of 40%..............         583               2,147
Income tax benefit associated with the adjustments above,
  calculated at the Company's incremental income tax rate of
  40%.......................................................        (431)               (883)
                                                                   -----              ------
                                                                     152               1,264
                                                                   -----              ------


NOTE 2 -- PRO FORMA ADJUSTMENTS TO PRO FORMA COMBINED CONDENSED BALANCE SHEET AS OF JULY 3, 1999
          (In thousands except in text)


                                                                  DEBIT
                                                                 (CREDIT)
                                                              --------------
ADVANCE TO AFFILIATE
Decrease in advance to affiliate as a result of the use of
  $3,000,000 to fund the acquisition of OCA.................     $(3,000)
                                                                 -------
OTHER ASSETS
Decrease in other assets as a result of the use of 1,000,000
  advance towards the acquisition of OCA....................     $(1,000)
                                                                 -------
PARENT COMPANY INVESTMENT
Eliminate the Company's investment in OCA as a result of
  consolidation.............................................       4,000
                                                                 -------

                                                                      APPENDIX A







                                MERGER AGREEMENT

                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                         THERMO INSTRUMENT SYSTEMS INC.

                          VIZ ACQUISITION CORPORATION

                                      AND

                           THERMO VISION CORPORATION

                          DATED AS OF AUGUST 25, 1999

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the "Agreement") dated as of August 25, 1999 is by and among Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), VIZ Acquisition Corporation, a Delaware corporation and a jointly owned subsidiary of Thermo Instrument and Thermo Electron Corporation ("Merger Sub"), and Thermo Vision Corporation, a Delaware corporation ("Thermo Vision").

                                    RECITALS

     A. Thermo Instrument, Merger Sub and Thermo Vision have entered into an Agreement and Plan of Merger dated as of July 13, 1999 (the "July Agreement").

     B. Thermo Instrument, Merger Sub and Thermo Vision each desire to amend and restate the July Agreement to make certain changes thereto.

     C. Thermo Instrument and its parent, Thermo Electron Corporation ("Thermo Electron"), own approximately 78% and 3%, respectively, of the outstanding shares of common stock, par value $.01 per share, of Thermo Vision (the "Thermo Vision Common Stock"), and Thermo Instrument desires to acquire the remaining outstanding shares of Thermo Vision Common Stock.

     D. Thermo Instrument and Thermo Electron Corporation have formed the Merger Sub as a subsidiary with the intent of causing it to merge with Thermo Vision, as described in this Agreement.

     E. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Thermo Instrument and Thermo Vision will enter into a business combination transaction pursuant to which Merger Sub will merge with and into Thermo Vision (the "Merger").

     F. The Board of Directors of Thermo Instrument (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Thermo Instrument, and (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

     G. The Board of Directors of Thermo Vision (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Thermo Vision and fair to, and in the best interests of, Thermo Vision and its stockholders including the minority stockholders, (ii) has approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has recommended the approval of this Agreement by the stockholders of Thermo Vision.

     H. Thermo Instrument, Thermo Vision and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1. THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into Thermo Vision, the separate corporate existence of Merger Sub shall cease and Thermo Vision shall continue as the surviving corporation. Thermo Vision as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2. EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the Surviving Corporation shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger, being the "Effective Time" and the date on which the Effective Time occurs being the "Effective Date") as soon as practicable on the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the executive offices of Thermo Electron at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date"). At the Closing, (i) Thermo Vision shall deliver to Thermo Instrument the various certificates and instruments required under Article VI, (ii) Thermo Instrument and Merger Sub shall deliver to Thermo Vision the various certificates and instruments required under Article VI and
(iii) Thermo Vision shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware.

     1.3. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Thermo Vision and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Thermo Vision and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4.  CERTIFICATE OF INCORPORATION; BYLAWS.

     (a) At the Effective Time, the Restated Certificate of Incorporation of Thermo Vision, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Restated Certificate of Incorporation.

     (b) The Bylaws of Thermo Vision, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

     1.5. DIRECTORS AND OFFICERS. The directors of Thermo Vision immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified. The officers of Thermo Vision immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to serve until their successors are duly elected or appointed and qualified.

     1.6. EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Thermo Vision or the holders of any of the following securities:

          (a) Conversion of Thermo Vision Common Stock. Subject to Sections 1.6(d) and 1.10, each share of Thermo Vision Common Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive Seven Dollars ($7.00) in cash (the "Exchange Price"). As of the Effective Time, all such shares of Thermo Vision Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Thermo Vision Common Stock shall cease to have any rights with respect thereto, except the right to receive the Exchange Price upon surrender of the certificate representing such share of Thermo Vision Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9 hereof).

          (b) Stock Options. All options to purchase Thermo Vision Common Stock then outstanding under Thermo Vision's Equity Incentive Plan (the "Thermo Vision Stock Option Plan"), shall be converted into options to purchase Thermo Instrument common stock, par value $.10 per share ("Thermo Instrument Common Stock"), in accordance with Section 5.8 hereof.

          (c) Capital Stock of Merger Sub. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

          (d) Treasury Stock; Affiliate Stock. Notwithstanding any other provision of this Agreement, each share of Thermo Vision Common Stock issued and outstanding and owned by Thermo Instrument and Thermo Electron or any wholly owned subsidiary of Thermo Instrument or Thermo Electron, and all treasury shares held by Thermo Vision and all shares owned by any wholly owned subsidiary of Thermo Vision immediately prior to the Effective Time shall cease to be outstanding, and shall automatically be cancelled and retired without payment of any consideration therefor, cash or otherwise, and cease to exist.

          (e) Adjustments to Exchange Price. The Exchange Price shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Thermo Vision Common Stock), recapitalization or other like change without receipt of consideration with respect to Thermo Vision Common Stock occurring on or after the date hereof and prior to the Effective Time.

     1.7.  SURRENDER OF CERTIFICATES.

          (a) Payment Agent. Thermo Instrument shall authorize one or more persons to act as the payment agent (the "Payment Agent") in the Merger.

          (b) Thermo Instrument to Provide Exchange Consideration. Immediately prior to the Effective Time, Thermo Instrument shall deposit with the Payment Agent, in trust for the benefit of the holders of certificates (the "Certificates") representing shares of Thermo Vision Common Stock converted pursuant to Section 1.6(a) for payment in accordance with this Article I, cash in an amount equal to the product of the Exchange Price multiplied by the number of shares of Thermo Vision Common Stock entitled to conversion for payment pursuant to Section 1.6(a).

          (c) Exchange Procedures. Promptly after, and in no event more than five days after, the Effective Time, Thermo Instrument shall cause the Payment Agent to mail to each holder of record (as of the Effective Time) of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall be in such form and have such other provisions as Thermo Instrument may reasonably specify) and (ii) instructions for effecting the exchange of the Certificates for the Exchange Price. Upon surrender of a Certificate for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Thermo Instrument, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor payment of the Exchange Price multiplied by the number of shares of Thermo Vision Common Stock represented by such Certificate, without interest, and the Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each outstanding Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive payment of the Exchange Price for each share of Thermo Vision Common Stock represented on such Certificate.

          (d) Transfers of Ownership. If payment of the Exchange Price is to be made to any person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it will be a condition of such payment that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such payment will have paid to Thermo Instrument or any agent designated by it any transfer or other taxes required by reason of payment to a person other than the registered holder of the Certificate surrendered, or established to the satisfaction of Thermo Instrument or any agent designated by it that such tax has been paid or is not payable.

          (e)  No Liability. Notwithstanding anything to the contrary in this
     Section 1.7, neither the Payment Agent, Thermo Instrument, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Thermo Vision Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (f) Responsibility; Term. The Payment Agent shall make the payments referred to in Section 1.6(a) out of the funds supplied by Thermo Instrument. Promptly following the date that is six months after the Effective Date, the Payment Agent shall, upon request by Thermo Instrument, deliver to Thermo Instrument all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Payment Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing shares of Thermo Vision Common Stock may surrender such Certificate to Thermo Instrument and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Exchange Price multiplied by the number of shares of Thermo Vision Common Stock represented by such Certificate, without any interest thereon, but shall have no greater rights against Thermo Instrument than as may be accorded to general creditors of Thermo Instrument under applicable law.

     1.8. NO FURTHER OWNERSHIP RIGHTS IN THERMO VISION COMMON STOCK. All amounts paid upon the surrender of shares of Thermo Vision Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Thermo Vision Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Thermo Vision Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for rights to receive the applicable aggregate Exchange Price as provided in this Article I.

     1.9. LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall pay the aggregate Exchange Price in respect of such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that, as a condition precedent to the payment thereof, the owner of such lost, stolen or destroyed Certificates shall deliver a bond in such sum as Thermo Instrument or the Payment Agent may reasonably direct as indemnity against any claim that may be made against Thermo Instrument or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed, unless Thermo Instrument waives such requirement in writing.

     1.10. DISSENTING SHARES. Notwithstanding any other provision of this Agreement, shares of Thermo Vision Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders (i) who have not voted in favor of or consented to the Merger, (ii) who shall have demanded properly in writing appraisal of such shares in accordance with DGCL Section 262 and (iii) who shall not have withdrawn such demand or otherwise forfeited appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Exchange Price. Such stockholders shall, as of the Effective Time, cease to retain any rights with respect to the Thermo Vision Common Stock, except as provided in the DGCL, including the right to receive payment of the appraised value of the shares held by them in accordance with the provisions of Section 262, provided that all Dissenting Shares held by stockholders (i) who shall have failed to perfect or lost their rights to appraisal of such shares under Section 262, or (ii) who have withdrawn their demand for appraisal within 60 days after the

Effective Date and accept the terms offered upon the Merger in accordance with
Section 262(e), shall thereupon be, or be deemed to have been, converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Exchange Price, upon surrender, in the manner provided in Section 1.7, of the Certificates that formerly evidenced such shares without the prior consent of Thermo Instrument.

     1.11. TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Thermo Vision and Merger Sub, the officers and directors of Thermo Vision and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

                                   ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THERMO VISION

     Thermo Vision represents and warrants to Thermo Instrument and Merger Sub as follows:

     2.1. ORGANIZATION OF THERMO VISION. Thermo Vision and each of its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the corporate or similar power to own, lease and operate its property and to carry on its business as now being conducted and as proposed by Thermo Vision to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the failure to be so qualified would have a material adverse effect on Thermo Vision.

     2.2. THERMO VISION CAPITAL STRUCTURE. The authorized capital stock of Thermo Vision consists of 20,000,000 shares of Common Stock, par value $.01 per share, of which there were 8,051,576 shares issued and outstanding as of May 31, 1999. All outstanding shares of Thermo Vision Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Restated Certificate of Incorporation or Bylaws of Thermo Vision or any agreement or document to which Thermo Vision is a party or by which it is bound. As of June 15, 1999, an aggregate of 700,000 shares of Thermo Vision Common Stock, net of exercises, were reserved for issuance to employees, consultants and non-employee directors pursuant to the Thermo Vision Stock Option Plan, under which options are outstanding for an aggregate of 530,400 shares. All shares of Thermo Vision Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

     2.3.  AUTHORITY.

          (a) Thermo Vision has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Thermo Vision, subject only to the adoption of this Agreement by Thermo Vision's stockholders and the filing and recording of the Certificate of Merger pursuant to the DGCL. Under the DGCL, Thermo Vision's stockholders may adopt this Agreement by vote of the holders of a majority of the outstanding shares of Thermo Vision Common Stock. This Agreement has been duly executed and delivered by Thermo Vision, and assuming the due authorization, execution and delivery by Thermo Instrument and Merger Sub, constitutes the valid and binding obligation of Thermo Vision, enforceable in accordance with its terms. The execution and delivery of this Agreement by Thermo Vision do not, and the performance of this Agreement by Thermo Vision will not, (i) conflict with or violate the Restated Certificate of Incorporation or Bylaws of Thermo Vision, (ii) subject to obtaining the adoption by Thermo Vision's stockholders of this Agreement as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Thermo Vision or any of its material subsidiaries or by which its or their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of Thermo Vision or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Thermo Vision or any of its material subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Thermo Vision or any of its material subsidiaries is a party or by which Thermo Vision or any of its material subsidiaries or its or any of their properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a material adverse effect on Thermo Vision or the Surviving Corporation.

          (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality ("Governmental Entity") is required by or with respect to Thermo Vision in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware, (ii) the filing of the Proxy Statement (as defined in Section 5.1) and the Schedule 13E-3 (as defined in Section 5.1) with the U.S. Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

     2.4. BOARD APPROVAL. The Board of Directors of Thermo Vision has, as of the date of this Agreement, unanimously (i) adopted a resolution approving this Agreement and declaring its advisability, (ii) determined that the Merger is fair to, and in the best interests of, Thermo Vision and its stockholders including its minority stockholders, and (iii) determined to recommend that the stockholders of Thermo Vision approve this Agreement.

                                  ARTICLE III

       REPRESENTATIONS AND WARRANTIES OF THERMO INSTRUMENT AND MERGER SUB

     Thermo Instrument and Merger Sub represent and warrant to Thermo Vision as follows:

     3.1. ORGANIZATION. Thermo Instrument is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, each has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a material adverse effect on Thermo Instrument or Merger Sub, respectively.

     3.2. AUTHORITY.

          (a) Each of Thermo Instrument and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Thermo Instrument and Merger Sub, subject only to the filing and recording of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by each of Thermo Instrument and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Thermo Vision, this Agreement constitutes the valid and binding obligation of each of Thermo

     Instrument and Merger Sub, enforceable in accordance with its terms. The execution and delivery of this Agreement by each of Thermo Instrument and Merger Sub do not, and the performance of this Agreement by each of Thermo Instrument and Merger Sub will not, (i) conflict with or violate the Restated Certificate of Incorporation or Bylaws of Thermo Instrument or the Certificate of Incorporation or Bylaws of Merger Sub, (ii) subject to compliance with the requirements set forth in Section 3.2(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Thermo Instrument or any of its material subsidiaries (including Merger Sub, but excluding Thermo Vision and its subsidiaries) or by which its or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Thermo Instrument's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Thermo Instrument or any of its material subsidiaries (including Merger Sub, but excluding Thermo Vision and its subsidiaries) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Thermo Instrument or any of its material subsidiaries (including Merger Sub, but excluding Thermo Vision and its subsidiaries) is a party or by which Thermo Instrument or any of its material subsidiaries (including Merger Sub, but excluding Thermo Vision and its subsidiaries) or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a material adverse effect on Thermo Instrument or Merger Sub, respectively.

          (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Thermo Instrument or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware, (ii) the filing of the Schedule 13E-3 (as defined in Section 5.1) with the SEC in accordance with the Exchange Act, and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

     3.3. FINANCIAL RESOURCES. Thermo Instrument has the financial resources to consummate the transactions contemplated by this Agreement and to pay the consideration in the Merger provided for in Section 1.6(a).

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1. CONDUCT OF BUSINESS BY THERMO VISION. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Thermo Vision shall, except as otherwise contemplated by this Agreement or consented to by Thermo Instrument, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

     4.2.  CERTAIN ACTIONS BY THERMO VISION. In addition, notwithstanding
Section 4.1 above, without the prior consent of Thermo Instrument, Thermo Vision shall not do any of the following:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Enter into any material partnership arrangements, joint development agreements or strategic alliances;

          (c) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof, or adopt any new severance plan;

          (d) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance of shares of Thermo Vision Common Stock pursuant to the exercise of stock options therefor;

          (f) Cause, permit or propose any amendments to its Restated Certificate of Incorporation or Bylaws;

          (g) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances;

          (h) Sell, lease, license, encumber or otherwise dispose of any properties or assets that are material, individually or in the aggregate, to the business of Thermo Vision;

          (i) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or guarantee any debt securities of others;

          (j) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees, except increases in amounts consistent with policies and past practices;

          (k) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

          (l)  Make any grant of exclusive rights to any third party; or

          (m) Agree in writing or otherwise to take any of the actions described in this Section 4.2.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1.  SCHEDULE 13E-3; PROXY STATEMENT; OTHER FILINGS.

          (a) Thermo Vision agrees that the information supplied by Thermo Vision for inclusion or incorporation by reference in the Rule 13e-3 Transaction Statement on Schedule 13E-3 (such Schedule, as amended or supplemented, is referred to herein as the "Schedule 13E-3") or the proxy statement to be sent to the stockholders of Thermo Vision in connection with the meeting of Thermo Vision's stockholders to consider the adoption of this Agreement and approval of the Merger (the

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     "Thermo Vision Stockholders' Meeting") (such proxy statement, as amended or supplemented, is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Thermo Vision's stockholders and at the time of the Thermo Vision Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier written communication with respect to the solicitation of proxies for the Thermo Vision Stockholders' Meeting or the Schedule 13E-3 that has become false or misleading.

          (b) Thermo Electron, Thermo Instrument and Merger Sub agree that the information supplied by Thermo Electron, Thermo Instrument and Merger Sub for inclusion in the Schedule 13E-3 and the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Thermo Vision's stockholders, and at the time of the Thermo Vision Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier written communication with respect to the solicitation of proxies for the Thermo Vision Stockholders' Meeting or the Schedule 13E-3 that has become false or misleading.

          (c) As promptly as practicable after the execution of this Agreement, Thermo Electron, Thermo Instrument and Thermo Vision will jointly prepare and file with the SEC the Schedule 13E-3 and the Proxy Statement. Thermo Electron, Thermo Instrument and Thermo Vision will cause the Schedule 13E-3 and the Proxy Statement to be mailed to stockholders of Thermo Vision at the earliest practicable time. Each party will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Schedule 13E-3 or the Proxy Statement or any other filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the Merger. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Schedule 13E-3 or the Proxy Statement, the relevant party will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Thermo Vision, such amendment or supplement.

          (d) The Proxy Statement will include the recommendation of the Board of Directors of Thermo Vision in favor of approval of this Agreement (except that the Board of Directors of Thermo Vision may withdraw, modify or refrain from making such recommendation to the extent that the Board determines in good faith that the Board's fiduciary duties under applicable law require it to do so).

     5.2. MEETING OF THERMO VISION STOCKHOLDERS. Promptly after the date hereof, Thermo Vision will take all action necessary in accordance with the DGCL and its Restated Certificate of Incorporation and Bylaws to convene the Thermo Vision Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement. Unless otherwise required by the fiduciary duties of the Thermo Vision Board of Directors, Thermo Vision will use its best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the DGCL to obtain such approvals. Each of Thermo Instrument and Thermo Electron shall vote, or cause to be voted, all of the Thermo Vision Common Stock then owned by it and any of its subsidiaries in favor of the approval of this Agreement and the Merger.

     5.3. ACCESS TO INFORMATION. Thermo Vision will afford Thermo Instrument and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Thermo Vision during the period prior to the Effective Time to obtain all

                                       A-9
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information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Thermo Vision, as Thermo Instrument may reasonably request. Thermo Instrument agrees that it will, and will cause its representatives and agents to, keep all such information confidential and will not, and will cause its representatives or agents not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, Thermo Instrument shall not be required to keep confidential any information (i) which is or becomes generally available to the public, other than by wrongful disclosure by Thermo Instrument or Merger Sub in violation of this Agreement, (ii) which was available to Thermo Instrument on a nonconfidential basis prior to disclosure to Thermo Instrument, or (iii) which becomes available to Thermo Instrument on a nonconfidential basis from a source other than Thermo Vision.

     5.4. PUBLIC DISCLOSURE. Thermo Instrument and Thermo Vision will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange.

     5.5. LEGAL REQUIREMENTS. Each of Thermo Instrument, Merger Sub and Thermo Vision will take all reasonable actions necessary or desirable to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and including using its reasonable best efforts to defend any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement.

     5.6. NOTIFICATION OF CERTAIN MATTERS. Thermo Instrument and Merger Sub will give prompt notice to Thermo Vision, and Thermo Vision will give prompt notice to Thermo Instrument, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause
(a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of Thermo Instrument and Merger Sub or Thermo Vision, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party's obligation to consummate the Merger.

     5.7. BEST EFFORTS AND FURTHER ASSURANCES. Subject to the respective rights and obligations of Thermo Instrument and Thermo Vision under this Agreement, each of the parties to this Agreement will use its reasonable best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement, it being understood that such efforts shall not include any obligation to settle any litigation prompted hereby. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

     5.8.  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS.

          (a) At the Effective Time, each outstanding option to purchase shares of Thermo Vision Common Stock (each a "Thermo Vision Stock Option") under the Thermo Vision Stock Option Plan, whether or not exercisable, will be assumed by Thermo Instrument. Each Thermo Vision Stock Option so assumed by Thermo Instrument under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Thermo Vision Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that (i) each Thermo Vision Stock Option will be exercisable (or will become exercisable in

                                      A-10
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     accordance with its terms) for that number of whole shares of Thermo
     Instrument Common Stock equal to the product of the number of shares of Thermo Vision Common Stock that were issuable upon exercise of such Thermo Vision Stock Option immediately prior to the Effective Time multiplied by a fraction (the "Exchange Ratio"), the numerator of which is the Exchange Price and the denominator of which is the closing price of the Thermo Instrument Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system, rounded down to the nearest whole number of shares of Thermo Instrument Common Stock, and (ii) the per share exercise price for the shares of Thermo Instrument Common Stock issuable upon exercise of such assumed Thermo Vision Stock Option will be equal to the quotient determined by dividing the exercise price per share of Thermo Vision Common Stock at which such Thermo Vision Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, Thermo Instrument will issue to each holder of an outstanding Thermo Vision Stock Option a notice describing the foregoing assumption of such Thermo Vision Stock Option by Thermo Instrument.

          (b) At the Effective Time, each outstanding option to purchase shares of Thermo Vision Common Stock (each, a "Thermo Vision ESPP Stock Option") under the Thermo Vision Employees' Stock Purchase Plan ("Thermo Vision ESPP") will be assumed by Thermo Instrument. Each Thermo Vision ESPP Stock Option so assumed by Thermo Instrument will continue to have, and be subject to, the same terms and conditions as are set forth in the Thermo Vision ESPP immediately prior to the Effective Time except that (i) the assumed option shall be exercisable for shares of Thermo Instrument Common Stock; (ii) the purchase price per share of Thermo Instrument Common Stock shall be the lower of (A) eighty-five percent (85%) of (x) the per-share Market Value of Thermo Vision Common Stock on the Grant Date divided by (y) the Exchange Ratio, with the resulting price rounded up to the nearest whole cent, and (B) eighty-five percent (85%) of the Market Value of Thermo Instrument Common Stock as of the Exercise Date; and (iii) the $25,000 limit under Section 9.2(i) of the Thermo Vision ESPP shall be applied by taking into account Thermo Instrument's assumption of the Thermo Vision ESPP Stock Options in accordance with Section 423(b)(8) of the Internal Revenue Code of 1986, as amended, and applicable regulations. For purposes of this subsection, "Market Value," "Grant Date," and "Exercise Date" shall have the meaning given them in the Thermo Vision ESPP.

          (c) Thermo Instrument will reserve sufficient shares of Thermo Instrument Common Stock for issuance under this Section 5.8.

     5.9. THERMO INSTRUMENT FORM S-8. Thermo Instrument agrees to file no later than the Closing Date, a registration statement on Form S-8 or, if possible, an amendment to Thermo Instrument's then effective registration statement on Form S-8, for (i) the shares of Thermo Instrument Common Stock issuable with respect to the assumed Thermo Vision Stock Options and (ii) for the shares of Thermo Instrument Common Stock issuable with respect to the assumed Thermo Vision ESPP Stock Options, and shall, in each case, keep such registration statement effective for so long as any such options remain outstanding; provided however, that in the event the Closing Date occurs on or prior to October 31, 1999, Thermo Instrument shall make the filing required with respect to the shares of Thermo Instrument Common Stock issuable with respect to the assumed Thermo Vision ESPP Stock Options no later than October 31, 1999.

     5.10.  INDEMNIFICATION; INSURANCE.

          (a) From and for a period of six (6) years after the Effective Time, Thermo Instrument will and will cause the Surviving Corporation to fulfill and honor in all respects the indemnification obligations of Thermo Vision pursuant to the provisions of the Restated Certificate of Incorporation and the Bylaws of Thermo Vision as in effect immediately prior to the Effective Time. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Restated Certificate of Incorporation and Bylaws of Thermo Vision, which provisions will not be amended, repealed or

                                      A-11
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     otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors or officers of Thermo Vision, unless such modification is required by law.

          (b) For a period of six (6) years after the Effective Time, Thermo Instrument shall cause the Surviving Corporation to, either directly or through participation in Thermo Electron's umbrella policy, maintain in effect a directors' and officers' liability insurance policy covering those Thermo Vision directors and officers currently covered by Thermo Electron's liability insurance policy with coverage providing substantially the same amount and scope as existing coverage for such Thermo Vision directors and officers (which coverage may be an endorsement extending the period in which claims may be made under such existing policy); provided, however, that in no event shall the Surviving Corporation be required to expend to maintain or procure insurance coverage pursuant to this Section 5.10, directly or through participation in Thermo Electron's policy, an amount per annum in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable and payable by Thermo Vision (the "Maximum Premium") with respect to such insurance, or, if the cost of such insurance exceeds the Maximum Premium, the maximum amount of coverage that can be purchased or maintained for the Maximum Premium.

     5.11. DEFERRED COMPENSATION PLAN. At the Effective Time, the Thermo Vision deferred compensation plan for directors (the "Deferred Compensation Plan") will terminate, and Thermo Vision will distribute to each participant the sum in cash equal to the balance of stock units credited to his or her deferred compensation account under the Deferred Compensation Plan as of the Effective Time multiplied by the Exchange Price.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

     6.1. CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. This Agreement shall have been (i) approved and adopted by the requisite vote under the DGCL by the stockholders of Thermo Vision, and (ii) approved by the affirmative vote of a majority of the outstanding shares of Thermo Vision Common Stock that are voted at the Thermo Vision Stockholders' Meeting (other than shares of Thermo Vision Common Stock held by Thermo Instrument, Thermo Electron and the officers and directors of Thermo Vision, Thermo Instrument and Thermo Electron).

          (b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

     6.2. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF THERMO VISION. The obligations of Thermo Vision to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Thermo Vision:

          (a) Representations and Warranties. The representations and warranties of Thermo Instrument and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as if made at the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a material adverse effect on Thermo Instrument; and Thermo Vision shall have received a certificate to such

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     effect signed on behalf of Thermo Instrument by the President, the Chief
     Executive Officer or a Vice President of Thermo Instrument; and

          (b) Agreements and Covenants. Thermo Instrument and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Thermo Vision shall have received a certificate to such effect signed on behalf of Thermo Instrument by the President, the Chief Executive Officer or a Vice President of Thermo Instrument.

     6.3. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF THERMO INSTRUMENT AND MERGER SUB. The obligations of Thermo Instrument and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Thermo Instrument:

          (a) Representations and Warranties. The representations and warranties of Thermo Vision contained in this Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as if made at the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a material adverse effect on Thermo Vision; and Thermo Instrument and Merger Sub shall have received a certificate to such effect signed on behalf of Thermo Vision by the President, the Chief Executive Officer or a Vice President of Thermo Vision; and

          (b) Agreements and Covenants. Thermo Vision shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Thermo Instrument shall have received a certificate to such effect signed on behalf of Thermo Vision by the President, the Chief Executive Officer or a Vice President of Thermo Vision.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

     7.1. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of this Agreement by the stockholders of Thermo Vision:

          (a) by mutual written consent duly authorized by the Boards of Directors of Merger Sub and Thermo Vision;

          (b) by either Thermo Vision or Merger Sub if the Merger shall not have been consummated by December 31, 1999; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of this Agreement;

          (c) by either Thermo Vision or Merger Sub if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (an "Order"), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

          (d) by either Thermo Vision or Merger Sub if the required approvals of the stockholders of Thermo Vision contemplated by Section 6.1(a) of this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof (provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Thermo Vision where the failure to

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     obtain stockholder approval of Thermo Vision shall have been caused by the action or failure to act of Thermo Vision in breach of this Agreement and the right to terminate this Agreement under this Section 7.1(d) shall not be available to Merger Sub where the failure to obtain the requisite vote by the stockholders of Thermo Vision shall have been caused by the failure of Thermo Instrument or Thermo Electron to vote their respective shares of Thermo Vision Common Stock in favor of the Merger and this Agreement);

          (e) by Thermo Vision if the Thermo Vision Board of Directors determines in good faith upon advice of outside legal counsel that the Board's fiduciary duties under applicable law require it to do so;

          (f) by Thermo Vision, upon a breach of any representation, warranty, covenant or agreement on the part of Thermo Instrument or Merger Sub set forth in this Agreement, if (i) as a result of such breach the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by Thermo Instrument or Merger Sub within ten (10) business days following receipt by Thermo Instrument of written notice of such breach from Thermo Vision; or

          (g) by Merger Sub, upon a breach of any representation, warranty, covenant or agreement on the part of Thermo Vision set forth in this Agreement, if (i) as a result of such breach the conditions set forth in
     Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by Thermo Vision within ten (10) business days following receipt by Thermo Vision of written notice of such breach from Merger Sub.

     7.2. NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except that (i) the confidentiality obligations of Thermo Instrument contained in Section 5.3, and
Section 7.3 and Article VIII, shall survive any termination and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

     7.3. FEES AND EXPENSES. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

     7.4. AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

     7.5. EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

     8.1. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Thermo Vision, Thermo Instrument and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

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     8.2.  NOTICES.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Thermo Instrument or Merger Sub, to:

            Thermo Instrument Systems Inc.
            8 East Forge Parkway
            Franklin, MA 02038
            Attention: President
            Telephone: (508) 541-7111
            Facsimile: (508) 541-0140

            with a copy to:

            Thermo Electron Corporation
            81 Wyman Street
            Waltham, MA 02454
            Attention: General Counsel
            Telephone: (781) 622-1000
            Facsimile: (781) 622-1283

        (b) if to Thermo Vision, to:

            Thermo Vision Corporation
            8 East Forge Parkway
            Franklin, MA 02038
            Attention: President
            Telephone: (508) 553-5000
            Facsimile: (508) 553-5001

            with a copy to:

            Thermo Electron Corporation
            81 Wyman Street
            Waltham, MA 02454
            Attention: General Counsel
            Telephone: (781) 622-1000
            Facsimile: (781) 622-1283

     8.3. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.4. ENTIRE AGREEMENT. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

     8.5. SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a

                                      A-15

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valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.6. OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.7. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, except to the extent that the DGCL applies.

     8.8. ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

                [The rest of this page intentionally left blank]

     IN WITNESS WHEREOF, Thermo Instrument, Merger Sub and Thermo Vision have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

                                       THERMO INSTRUMENT SYSTEMS INC.


                                       By:      /s/ EARL R. LEWIS
                                          ----------------------------------
                                               NAME: EARL R. LEWIS
                                    TITLE: PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                       VIZ ACQUISITION CORPORATION


                                       By:      /s/ EARL R. LEWIS
                                         ----------------------------------
                                                NAME: EARL R. LEWIS
                                                  TITLE: PRESIDENT

                                       THERMO VISION CORPORATION


                                       By:       /s/ ROGER HERD
                                         ----------------------------------
                                                  NAME: ROGER HERD
                                                  TITLE: PRESIDENT

     Thermo Electron Corporation joins this Agreement for the specific purpose of consenting to the provisions of Section 1.6 hereof and agreeing to perform its obligations under Sections 5.1 and 5.2 hereof.

                                            THERMO ELECTRON CORPORATION

                                            By:   /s/ THEO MELAS-KYRIAZI
                                              ----------------------------------
                                                   NAME: THEO MELAS-KYRIAZI
                                               TITLE: VICE PRESIDENT AND CHIEF
                                                       FINANCIAL OFFICER

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                                                                      APPENDIX B

      SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph(1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated
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     therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has
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submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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                                                                      APPENDIX C

            INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS
     OF THE COMPANY, THERMO INSTRUMENT, THE MERGER SUB AND THERMO ELECTRON

     The following individuals are executive officers or directors of the Company, Thermo Instrument, the Merger Sub or Thermo Electron. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director (i) of the Company is 8 East Forge Parkway, Franklin, Massachusetts 02038; (ii) of Thermo Instrument is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046;
(iii) of the Merger Sub is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046; and (iv) of Thermo Electron is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

D. Allan Bromley:  Director

     D. Allan Bromley has been a director of the Company since September 1997. Dr. Bromley has been Sterling Professor of the Sciences, Yale University, since 1993 and has also served as Dean of Engineering at Yale University since 1994. Prior to 1993, he served as the Henry Ford II Professor of Physics at Yale University for over 20 years. From 1989 to 1993, he served as the Assistant to the President for Science and Technology, and Director, Office of Science and Technology Policy of the Executive Office of the White House. Dr. Bromley's business address is Yale University, Physics-WNSL, P.O. Box 208124, 272 Whitney Avenue, New Haven, Connecticut 06520-8124.

Elias P. Gyftopoulos:  Director

     Elias P. Gyftopoulos has been a director of the Company since April 1998. He is Professor Emeritus at the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996. Dr. Gyftopoulos is also a director of Thermo Electron and the following affiliates of Thermo Electron:
Thermo BioAnalysis Corporation, Thermo Cardiosystems Inc., ThermoLase Corporation, ThermoRetec Corporation, ThermoSpectra and Trex Medical Corporation. Dr. Gyftopoulos' business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139. For further information, please see description under "Directors and Executive Officers of Thermo Electron," below.

Roger Herd:  President

     Roger Herd was appointed President of the Company upon the resignation of Kristine Stotz Langdon as president and chief executive officer, effective June 15, 1999. Mr. Herd has been Vice President of Thermo Optek Corporation ("Thermo Optek"), an affiliate of Thermo Electron that manufactures and markets analytical instrumentation based upon energy and light measurements, and systems for surface-analysis characterization and preparation, since January 1998, and has been Managing Director of VG Systems Limited, a wholly owned subsidiary of Thermo Optek, since April 1996. Mr. Herd was Manager of International Business Development for Thermo Instrument from April 1994 to April 1996, and prior to April 1994, was Managing Director of Thermo Instrument Australia PTY Ltd.

Paul F. Kelleher:  Chief Accounting Officer

     Paul F. Kelleher has been the chief accounting officer of the Company since its inception in November 1995. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. He is a director of ThermoLase Corporation, an affiliate of Thermo Electron. Mr. Kelleher also serves as the chief accounting officer of Thermo Instrument. Mr. Kelleher's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046. For further information, please see descriptions under

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"Directors and Executive Officers of Thermo Instrument" and "Directors and
Executive Officers of Thermo Electron," below.

Earl R. Lewis:  Director and Chairman of the Board

     Earl R. Lewis has been a director of the Company since its inception in November 1995. Mr. Lewis has been a director and chief executive officer of Thermo Instrument since January 1998, and has been president of Thermo Instrument since March 1997. He was the chief operating officer of Thermo Instrument from January 1996 to January 1998. Prior to that time, he was an executive vice president of Thermo Instrument from January 1996 to March 1997, a senior vice president from January 1994 to January 1996, and a vice president from March 1992 to January 1994. Prior to his appointment as Thermo Instrument's chief executive officer, Mr. Lewis was also the chief executive officer of Thermo Optek from its inception in August 1995 to January 1998 and was the president of its predecessor, Thermo Jarrell Ash Corporation, for more than five years prior to 1995. Mr. Lewis became the chief operating officer, measurement and detection of Thermo Electron in September 1998, and had been a vice president of Thermo Electron since September 1996. Mr. Lewis is also a director of SpectRx Inc. and the following affiliates of Thermo Electron: FLIR Systems Inc., Metrika Systems Corporation, ONIX Systems Inc., Spectra-Physics Lasers, Inc., Thermo BioAnalysis Corporation, Thermo Optek, ThermoQuest Corporation, and ThermoSpectra. Mr. Lewis' business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046. For further information, please see descriptions under "Directors and Executive Officers of Thermo Instrument," "Director and Executive Officer of the Merger Sub" and "Directors and Executive Officers of Thermo Electron," below.

Theo Melas-Kyriazi:  Chief Financial Officer

     Theo Melas-Kyriazi has been chief financial officer of the Company since January 1999. Mr. Melas-Kyriazi has been chief financial officer of Thermo Electron since January 1999 and a vice president since March 1998. Mr. Melas-Kyriazi has been chief financial officer of Thermo Instrument since January 1999. Mr. Melas-Kyriazi was treasurer of Thermo Instrument and Thermo Electron from 1988 to August 1994. From August 1994 through March 1998, he served as the president and chief executive officer of ThermoSpectra. Mr. Melas-Kyriazi is also a director of the following affiliates of Thermo Electron:
ThermoSpectra and ThermoRetec Corporation. Mr. Melas-Kyriazi is a citizen of Greece. Mr. Melas-Kyriazi's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046. For further information, please see descriptions under "Directors and Executive Officers of Thermo Instrument" and "Directors and Executive Officers of Thermo Electron," below.


Allen J. Smith:  Vice President


     Allen J. Smith was appointed vice president of the Company in August 1997. He has been chairman of Oriel Corporation, which was acquired by the Company from Thermo Optek Corporation in February 1996, since October 1994. Mr. Smith served Oriel Corporation in various capacities, including Executive Vice President, Vice President, General Manager, and Sales Manager from February 1970 to October 1994.

DIRECTORS AND EXECUTIVE OFFICERS OF THERMO INSTRUMENT

Frank Borman:  Director

     Frank Borman has been a director of Thermo Instrument since May 1986. Col. Borman has been the chairman of DBT Online, Inc. ("DBT"), a company engaged in the provision of integrated database services and related reports, and in the exploitation and enforcement of two laser patents, since August 1996. From September 1995 until August 1996, he served as the chief executive officer and a director of Patlex Corporation ("Patlex"), a company engaged in the exploitation and enforcement of two laser patents, which became a subsidiary of DBT in August 1996. Col. Borman served as the chairman and chief executive officer of Patlex from 1988 to December 1992, and as chairman of AutoFinance

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Group, Inc. ("AFG") from December 1992 to September 1995, during the period that
Patlex was a subsidiary of AFG. Col. Borman is a member of the Board of Trustees of the National Geographic Society. He serves as a director of American Superconductor Corporation, The Home Depot, Inc. and Thermo Power Corporation, an affiliate of Thermo Electron. Col. Borman's business address is Patlex Corporation, P.O. Box 1139, Fairacres, New Mexico 88033-1139.

Richard W.K. Chapman:  Senior Vice President

     Richard W.K. Chapman has been the chief executive officer, president and a director of ThermoQuest Corporation ("ThermoQuest"), a majority-owned subsidiary of Thermo Instrument, since its inception in June 1995. He served as president of Finnigan Corporation ("Finnigan"), a subsidiary of ThermoQuest, from 1992 to 1995, and as marketing director of Finnigan from 1989 to 1995. He has been senior vice president of Thermo Instrument since July 1998 and was a vice president of Thermo Instrument from 1992 until July 1998. Dr. Chapman's business address is ThermoQuest Corporation, 2215 Grand Avenue Parkway, Austin, Texas 78728.

George N. Hatsopoulos:  Director

     George N. Hatsopoulos has been a director of Thermo Instrument since May 1986. From 1986 until March 1997, Dr. Hatsopoulos also served as chairman of the board of Thermo Instrument. Dr. Hatsopoulos has been the chairman of the board of directors of Thermo Electron since he founded Thermo Electron in 1956. He was also the chief executive officer and president of Thermo Electron from 1956 until June 1999 and January 1997, respectively. Dr. Hatsopoulos is also a director of Photoelectron Corporation and the following affiliates of Thermo
Electron: Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc. and ThermoTrex Corporation. Dr. Hatsopoulos is the brother of Mr. John N. Hatsopoulos, a director of Thermo Instrument and a director and vice chairman of the board of directors of Thermo Electron. For further information, please see description under "Directors and Executive Officers of Thermo Electron," below.

John N. Hatsopoulos:  Director


     John N. Hatsopoulos has been a director of Thermo Instrument since May 1986. He was its chief financial officer from 1988 until his retirement in December 1998. He was also vice president of Thermo Instrument from 1988 until 1997, and senior vice president from 1997 until 1998. Mr. Hatsopoulos has also been a director of Thermo Electron since September 1997 and the vice chairman of the board of directors of Thermo Electron since September 1998. He was the president of Thermo Electron from January 1997 until September 1998, its chief financial officer from 1988 until his retirement in December 1998, and an executive vice president from 1986 until 1997. Mr. Hatsopoulos is also a director of US Liquids Inc. and the following affiliates of Thermo Electron:
Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Power Corporation and Thermo TerraTech Inc. Mr. Hatsopoulos is the brother of Dr. George N. Hatsopoulos, a director of Thermo Instrument and the chairman of the board of directors of Thermo Electron. For further information, please see description under "Directors and Executive Officers of Thermo Electron," below.


Denis A. Helm:  Executive Vice President

     Denis A. Helm has been executive vice president of Thermo Instrument since January 1999, was a senior vice president of Thermo Instrument from 1994 to 1998, and a vice president from 1986 until 1994. From 1981 to 1998, Mr. Helm also served as president of Thermo Instrument's Thermo Environmental Instruments Inc. subsidiary, a manufacturer of instruments and systems for detecting and monitoring environmental pollutants. Mr. Helm has also been chairman of the board and a director of Metrika Systems Corporation, a majority-owned subsidiary of Thermo Instrument and an affiliate of Thermo Electron, since its inception in November 1996, and served as its chief executive officer from November 1996 until February 1998. Mr. Helm's business address is 8 East Forge Parkway, Franklin, Massachusetts 02038.
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Barry S. Howe:  Vice President

     Barry S. Howe has been a vice president of Thermo Instrument since 1994. Mr. Howe has been the president, chief executive officer and a director of ThermoSpectra since March 1998. In March 1999, Mr. Howe was also named interim president of Thermo Optek. He was chief executive officer, president and a director of Thermo BioAnalysis Corporation, a majority-owned subsidiary of Thermo Instrument that manufactures products for biochemical research, drug discovery and clinical laboratories, from February 1995 to March 1998. From September 1989 to December 1995, he served as the president of Thermo Separation Products Inc. and its predecessor, a manufacturer of chromatography instruments and a subsidiary of ThermoQuest Corporation. Mr. Howe is also a director of Thermo Optek, an affiliate of Thermo Electron. Mr. Howe's business address is 8 East Forge Parkway, Franklin, Massachusetts 02038.

Paul F. Kelleher:  Chief Accounting Officer

     Paul F. Kelleher has been the chief accounting officer of Thermo Instrument since May 1986. He has been senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. He is a director of ThermoLase Corporation, an affiliate of Thermo Electron. Mr. Kelleher also serves as the chief accounting officer of Thermo Vision. For further information, please see descriptions under "Directors and Executive Officers of the Company," above, and "Directors and Executive Officers of Thermo Electron," below.

Earl R. Lewis:  President, Chief Executive Officer and Director

     Earl R. Lewis has been a director and chief executive officer of Thermo Instrument since January 1998, and has been president of Thermo Instrument since March 1997. He was the chief operating officer of Thermo Instrument from January 1996 to January 1998. Prior to that time, he was an executive vice president of Thermo Instrument from January 1996 to March 1997, a senior vice president from January 1994 to January 1996, and a vice president from March 1992 to January 1994. Prior to his appointment as Thermo Instrument's chief executive officer, Mr. Lewis was also the chief executive officer of Thermo Optek from its inception in August 1995 to January 1998 and was the president of its predecessor, Thermo Jarrell Ash Corporation, for more than five years prior to 1995. Mr. Lewis became the chief operating officer, measurement and detection of Thermo Electron in September 1998, and had been a vice president of Thermo Electron since September 1996. Mr. Lewis is also a director of SpectRx Inc. and the following affiliates of Thermo Electron: FLIR Systems Inc., Metrika Systems Corporation, ONIX Systems Inc., Spectra-Physics Lasers, Inc., Thermo BioAnalysis Corporation, Thermo Optek, ThermoQuest Corporation, ThermoSpectra, and Thermo Vision. For further information, please see descriptions under "Directors and Executive Officers of the Company," above, and "Director and Executive Officer of the Merger Sub" and "Directors and Executive Officers of Thermo Electron," below.

Theo Melas-Kyriazi:  Chief Financial Officer

     Theo Melas-Kyriazi has been chief financial officer of Thermo Instrument since January 1999, and has been chief financial officer of Thermo Vision since January 1999. Mr. Melas-Kyriazi has been chief financial officer of Thermo Electron since January 1999 and a vice president since March 1998. Mr. Melas-Kyriazi was treasurer of Thermo Instrument and Thermo Electron from 1988 to August 1994. From August 1994 through March 1998, he served as the president and chief executive officer of ThermoSpectra. Mr. Melas-Kyriazi is also a director of the following affiliates of Thermo Electron: ThermoSpectra and ThermoRetec Corporation. Mr. Melas-Kyriazi is a citizen of Greece. For further information, please see descriptions under "Directors and Executive Officers of the Company," above, and "Directors and Executive Officers of Thermo Electron," below.

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Arvin H. Smith:  Director

     Arvin H. Smith has been a director of Thermo Instrument since May 1986, and chairman of the board since March 1997. He was also president and chief executive officer of Thermo Instrument from 1986 to March 1997 and January 1998, respectively. Mr. Smith was the president of Thermo Electron from September 1998 until June 1999. He was executive vice president of Thermo Electron from 1991 until September 1998 and senior vice president from 1986 to 1991. Mr. Smith is also a director of ONIX Systems Inc., an affiliate of Thermo Electron. Mr. Smith's business address is 860 West Airport Freeway, Suite 301, Hurst, Texas 76054.

Richard F. Syron:  Director

     Richard F. Syron has been a director of Thermo Instrument since June 1999. Dr. Syron has also been the president and chief executive officer of Thermo Electron since June 1999 and a director of Thermo Electron since September 1997. From April 1994 to May 1999, Dr. Syron was the chairman and chief executive officer of the American Stock Exchange, Inc. From January 1989 through April 1994, he was the president and chief executive officer of the Federal Reserve Bank of Boston. Prior to that time, he held a variety of senior positions with the Federal Home Loan Bank of Boston, the Federal Reserve Bank of Boston, the Board of Governors of the Federal Reserve System and the U.S. Department of Treasury. Dr. Syron is also a director of Dreyfus Corporation, The John Hancock Corporation and the following affiliates of Thermo Electron: Thermedics Inc. and Thermo Fibertek Inc. For further information, please see description under "Directors and Executive Officers of Thermo Electron," below.

Polyvios C. Vintiadis:  Director

     Polyvios C. Vintiadis has been a director of Thermo Instrument since July 1993. Mr. Vintiadis has been the chairman and chief executive officer of TowerMarc Corporation, a real estate development company, since 1984. Prior to joining TowerMarc, Mr. Vintiadis was a principal of Morgens, Waterfall & Vintiadis, Inc., a financial services firm, with which he remains associated. For more than 20 years prior to that time, Mr. Vintiadis was employed by Arthur
D. Little & Company, Inc. Mr. Vintiadis is also a director of The Randers Killam Group Inc. and Thermo TerraTech Inc., affiliates of Thermo Electron. Mr. Vintiadis' business address is Towermarc Corporation, Two Sound View Drive, Greenwich, Connecticut 06830.

DIRECTOR AND EXECUTIVE OFFICER OF THE MERGER SUB

Earl R. Lewis:  President and Director

     Earl R. Lewis has been the Merger Sub's president and sole director since the Merger Sub's formation in July 1999. For further information, please see descriptions under "Directors and Executive Officers of the Company" and "Directors and Executive Officers of Thermo Instrument," above, and "Directors and Executive Officers of Thermo Electron," below.

DIRECTORS AND EXECUTIVE OFFICERS OF THERMO ELECTRON

John M. Albertine:  Director

     John M. Albertine has been a director of Thermo Electron since 1986. Dr. Albertine serves as the chairman of the board and chief executive officer of Albertine Enterprises, Inc., an economic and public policy consulting and full-service mergers and acquisitions firm he founded in 1990. Dr. Albertine is also a director of American Precision Industries, Inc., Intermagnetics General Corp. and U.S. Cast Products Inc. Dr. Albertine's business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Samuel W. Bodman:  Director

     Samuel W. Bodman has been a director of Thermo Electron since May 1999. Since 1988, Mr. Bodman has served as the chairman and chief executive officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. Mr. Bodman is a director of Cabot Oil & Gas Corporation, John Hancock Mutual Life Insurance Company, Security Capital Group Incorporated and Westvaco Corporation. Mr. Bodman's business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:  Director

     Peter O. Crisp has been a director of Thermo Electron since 1974. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm, for more than five years until his retirement in September 1997. He has been vice chairman of Rockefeller Financial Services, Inc. since December 1997. Mr. Crisp is also a director of American Superconductor Corporation, Evans & Sutherland Computer Corporation, NovaCare Inc. and United States Trust Corporation, as well as the following affiliates of Thermo Electron: Thermo Power Corporation, Thermedics Inc. and ThermoTrex Corporation. Mr. Crisp's business address is Venrock, Inc., 30 Rockefeller Plaza, New York, New York 10112.

Elias P. Gyftopoulos:  Director

     Elias P. Gyftopoulos has been a director of Thermo Electron since 1976. Dr. Gyftopoulos is Professor Emeritus at the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996. Dr. Gyftopoulos is also a director of the following affiliates of Thermo Electron: Thermo BioAnalysis Corporation, Thermo Cardiosystems Inc., ThermoLase Corporation, ThermoRetec Corporation, ThermoSpectra, Thermo Vision and Trex Medical Corporation. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139. For further information, please see description under "Directors and Executive Officers of the Company," above.

George N. Hatsopoulos:  Chairman of the Board and Director

     George N. Hatsopoulos has been a director and the chairman of the board of directors of Thermo Electron since he founded Thermo Electron in 1956. He was also the chief executive officer and president of Thermo Electron from 1956 until June 1999 and January 1997, respectively. Dr. Hatsopoulos is also a director of Photoelectron Corporation and the following affiliates of Thermo
Electron: Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument and ThermoTrex Corporation. Dr. Hatsopoulos is the brother of Mr. John N. Hatsopoulos, a director of Thermo Instrument and a director and vice chairman of the board of directors of Thermo Electron. For further information, please see description under "Directors and Executive Officers of Thermo Instrument," above.

John N. Hatsopoulos:  Vice Chairman of the Board and Director


     John N. Hatsopoulos has been a director of Thermo Electron since September 1997 and the vice chairman of the board of directors since September 1998. He was the president of Thermo Electron from January 1997 until September 1998, its chief financial officer from 1988 until his retirement in December 1998, and an executive vice president from 1986 until 1997. Mr. Hatsopoulos is also a director of US Liquids Inc. and the following affiliates of Thermo Electron:
Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument, Thermo Power Corporation and Thermo TerraTech Inc. Mr. Hatsopoulos is the brother of Dr. George N. Hatsopoulos, a director of Thermo Instrument and a director and chairman of the board of directors of Thermo Electron. For further information, please see description under "Directors and Executive Officers of Thermo Instrument," above.


Brian D. Holt:  Chief Operating Officer, Energy and Environment

     Brian D. Holt became the chief operating officer, energy and environment, of Thermo Electron in September 1998. Mr. Holt has been the president and chief executive officer of Thermo Ecotek

Corporation, a majority-owned subsidiary of Thermo Electron, since February 1994, and has been a director of Thermo Ecotek Corporation since January 1995. For more than five years prior to his appointment as an officer of Thermo Ecotek Corporation, he was the president and chief executive officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities. Mr. Holt is also a director of KFx, Inc. and the following affiliates of Thermo Electron: Thermo Power Corporation, ThermoRetec Corporation, The Randers Killam Group Inc. and Thermo TerraTech Inc. Mr. Holt's business address is 245 Winter Street, Waltham, Massachusetts 02451.

Frank Jungers:  Director

     Frank Jungers has been a director of Thermo Electron since 1978. Mr. Jungers has been a consultant on business and energy matters since 1977. From 1974 through 1977, Mr. Jungers was employed by the Arabian American Oil Company as its chairman and chief executive officer. Mr. Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette, Inc., Georgia- Pacific Corporation, Statia Terminals Group N.V. and the following affiliates of Thermo
Electron: ONIX Systems Inc., Thermo Ecotek Corporation and ThermoQuest Corporation. Mr. Jungers' business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

John T. Keiser:  Chief Operating Officer, Biomedical and Emerging Technologies

     John T. Keiser became the chief operating officer, biomedical and emerging technologies, of Thermo Electron in September 1998. Mr. Keiser has been president of Thermedics Inc., a majority-owned subsidiary of Thermo Electron, since March 1994, its chief executive officer since December 1998 and its senior vice president from 1994 until March 1998. Mr. Keiser was the president of the Eberline Instrument division of Thermo Instrument from 1985 to July 1994. Mr. Keiser is also a director of the following affiliates of Thermo Electron:
Metrika Systems Corporation, Thermedics Detection Inc., ThermoTrex Corporation, ThermoLase Corporation, Trex Medical Corporation, Thermedics Inc., Thermo Sentron Inc. and Thermo Cardiosystems Inc. He has also been the president of Thermo Biomedical Inc., a wholly owned subsidiary of Thermo Electron, since 1994.

Paul F. Kelleher:  Senior Vice President, Finance and Administration

     Paul F. Kelleher has been the senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. Mr. Kelleher is also the chief accounting officer of Thermo Vision and Thermo Instrument. For further information, please see descriptions under "Directors and Executive Officers of the Company" and "Directors and Executive Officers of Thermo Instrument," above.

Earl R. Lewis:  Chief Operating Officer, Measurement and Detection

     Earl R. Lewis became the chief operating officer, measurement and detection of Thermo Electron in September 1998, and had been a vice president of Thermo Electron since September 1996. Mr. Lewis has been a director and chief executive officer of Thermo Instrument since January 1998, and has been president of Thermo Instrument since March 1997. He was the chief operating officer of Thermo Instrument from January 1996 to January 1998. Prior to that time, he was an executive vice president of Thermo Instrument from January 1996 to March 1997, a senior vice president from January 1994 to January 1996, and a vice president from March 1992 to January 1994. Prior to his appointment as Thermo Instrument's chief executive officer, Mr. Lewis was also the chief executive officer of Thermo Optek from its inception in August 1995 to January 1998 and was the president of its predecessor, Thermo Jarrell Ash Corporation, for more than five years prior to 1995. Mr. Lewis is also a director of SpectRx Inc. and the following affiliates of Thermo Electron: FLIR Systems Inc., Metrika Systems Corporation, ONIX Systems Inc., Spectra-Physics Lasers, Inc., Thermo BioAnalysis Corporation, Thermo Optek, ThermoQuest Corporation, and ThermoSpectra. For further information, please see descriptions under "Directors and

Executive Officers of the Company," "Director and Executive Officer of the Merger Sub" and "Directors and Executive Officers of Thermo Instrument," above.

Robert A. McCabe:  Director

     Robert A. McCabe has been a director of Thermo Electron since 1962. He has been the chairman of Pilot Capital Corporation, which is engaged in private investments, since 1998. Mr. McCabe was president of Pilot Capital Corporation from 1987 to 1998. Prior to that time, Mr. McCabe was a managing director of Lehman Brothers Inc., an investment banking firm. Mr. McCabe is also a director of Atlantic Bank & Trust Company, Borg-Warner Security Corporation, Church & Dwight Company and Thermo Optek Corporation, an affiliate of Thermo Electron. Mr. McCabe's business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Theo Melas-Kyriazi:  Chief Financial Officer and Vice President

     Mr. Melas-Kyriazi has been chief financial officer of Thermo Electron since January 1999 and a vice president since March 1998. Mr. Melas-Kyriazi was treasurer of Thermo Instrument and Thermo Electron from 1988 to August 1994. From August 1994 through March 1998, he served as the president and chief executive officer of ThermoSpectra. Mr. Melas-Kyriazi is also the chief financial officer of Thermo Vision and Thermo Instrument, and is a director of the following affiliates of Thermo Electron: ThermoSpectra and ThermoRetec Corporation. Mr. Melas-Kyriazi is a citizen of Greece. For further information, please see descriptions under "Directors and Executive Officers of the Company" and "Directors and Executive Officers of Thermo Instrument," above.


Hutham S. Olayan:  Director


     Hutham S. Olayan has been a director of Thermo Electron since 1987. She has served since 1995 as the president and a director of Olayan America Corporation, a member of the Olayan Group, and as the president and a director of Competrol Real Estate Limited, another member of the Olayan Group, from 1986 until its merger into Olayan America Corporation in 1997. The surviving company is engaged in private investments, including real estate, and advisory services. In addition, from 1985 to 1994, Ms. Olayan served as the president and a director of Crescent Diversified Limited, another member of the Olayan Group engaged in private investments. Ms. Olayan is also a director of Trex Medical Corporation, an affiliate of Thermo Electron. Ms. Olayan is a citizen of Saudi Arabia. Ms. Olayan's business address is Olayan America Corporation, Suite 1100, 505 Park Avenue, New York, New York 10022.

Robert W. O'Leary:  Director

     Robert W. O'Leary has been a director of Thermo Electron since June 1998. He has been the president and the chairman of Premier Inc., a strategic alliance of not-for-profit health care and hospital systems, since 1995. From 1990 to 1995, Mr. O'Leary was the chairman of American Medical International, Inc., one of the three predecessor entities of Premier Inc. Mr. O'Leary's business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

William A. Rainville:  Chief Operating Officer, Recycling and Resource Recovery

     William A. Rainville became the chief operating officer, recycling and resource recovery, of Thermo Electron in September 1998. Prior to that time, Mr. Rainville had been a senior vice president of Thermo Electron since March 1993 and was a vice president of Thermo Electron from 1986 to 1993. Mr. Rainville has been the president and chief executive officer of Thermo Fibertek Inc., a majority-owned subsidiary of Thermo Electron, since its inception in 1991 and a director since January 1992. From 1984 until January 1993, Mr. Rainville was the president and chief executive officer of Thermo Web Systems Inc., a subsidiary of Thermo Fibertek Inc. Mr. Rainville is also a director of the following affiliates of Thermo Electron: Thermo Ecotek Corporation, Thermo Fibergen Inc., ThermoRetec Corporation, and Thermo TerraTech Inc. Mr. Rainville's business address is 245 Winter Street, Waltham, Massachusetts 02451.

Richard F. Syron:  President, Chief Executive Officer and Director

     Richard F. Syron has been the president and chief executive officer of Thermo Electron since June 1999 and a director of Thermo Electron since September 1997. From April 1994 to May 1999, Dr. Syron was the chairman and chief executive officer of the American Stock Exchange, Inc. From January 1989 through April 1994, he was the president and chief executive officer of the Federal Reserve Bank of Boston. Prior to that time, he held a variety of senior positions with the Federal Home Loan Bank of Boston, the Federal Reserve Bank of Boston, the Board of Governors of the Federal Reserve System and the U.S. Department of Treasury. Dr. Syron is also a director of Dreyfus Corporation, The John Hancock Corporation and the following affiliates of Thermo Electron:
Thermedics Inc., Thermo Fibertek Inc. and Thermo Instrument. For further information, please see description under "Directors and Executive Officers of Thermo Instrument," above.

Roger D. Wellington:  Director

     Roger D. Wellington has been a director of Thermo Electron since 1986. Mr. Wellington serves as the president and chief executive officer of Wellington Consultants, Inc. and of Wellington Associates Inc., international business consulting firms he founded in 1994 and 1989, respectively. Prior to 1989, Mr. Wellington served as the chairman of the board of Augat Inc., a manufacturer of electromechanical components and systems, for more than five years. Prior to 1988, Mr. Wellington also served as the chief executive officer and president of Augat Inc. for more than ten years. Mr. Wellington is also a director of Photoelectron Corporation and Thermo Fibergen Inc., an affiliate of Thermo Electron.

     To the knowledge of the Company, all of the above-listed officers and directors intend to vote their shares of Common Stock to approve the Merger Agreement.

                                                                      APPENDIX D

                     INFORMATION CONCERNING TRANSACTIONS IN
                        THE COMMON STOCK OF THE COMPANY

     The following sets forth information with respect to purchases of Common Stock by Thermo Vision, Thermo Instrument, the Merger Sub and Thermo Electron since the commencement of Thermo Vision's second full fiscal year preceding the date of this Proxy Statement.

                                                                                               AVERAGE
                                                                                               PURCHASE
                                                     NUMBER OF         RANGE OF PRICES     PRICE PER SHARE
                                                  SHARES PURCHASED      PAID PER SHARE          DURING
        QUARTER/YEAR              PURCHASER        DURING QUARTER     DURING QUARTER (1)     QUARTER (1)
        ------------           ---------------    ----------------    ------------------   ----------------
1st Quarter 1999.............  Thermo Electron        131,800           $3.75 - $4.50           $4.38

---------------
(1) Prices per share of Common Stock are net of commissions paid by the purchaser.

     The following chart sets forth information with respect to options granted by Thermo Vision since the commencement of Thermo Vision's second full fiscal year preceding the date of this Proxy Statement to directors and current executive officers of Thermo Vision, Thermo Instrument, the Merger Sub and Thermo Electron.


                                                                                       NUMBER OF
                                                                                         SHARES
                                                                              DATE OF   COVERED     EXERCISE
         NAME                               RELATIONSHIP                       GRANT   BY OPTIONS    PRICE
         ----                               ------------                      -------  ----------   --------
D. Allan Bromley.......  Director, Thermo Vision                              12/5/97    15,000      $7.50
Elias P. Gyftopoulos...  Director, Thermo Vision; Director, Thermo Electron    5/7/98    15,000      $7.29
John N. Hatsopoulos....  Director, Thermo Instrument; Vice Chairman of the    12/5/97    15,000      $7.50
                         Board, Thermo Electron
Paul F. Kelleher.......  Chief Accounting Officer, Thermo Vision; Chief       12/5/97     2,000      $7.50
                         Accounting Officer, Thermo Instrument; Senior Vice
                         President, Finance and Administration, Thermo
                         Electron
Earl R. Lewis..........  Director and Chairman of the Board, Thermo Vision;   12/5/97    25,000      $7.50
                         President, Chief Executive Officer and Director,
                         Thermo Instrument; President and Director, Merger
                         Sub; Chief Operating Officer, Measurement and
                         Detection, Thermo Electron
Theo Melas-Kyriazi.....  Chief Financial Officer, Thermo Vision;              2/11/99    70,000      $3.25
                         Chief Financial Officer, Thermo Instrument; Vice
                         President and Chief Financial Officer, Thermo
                         Electron
Allen J. Smith.........  Vice President, Thermo Vision                        10/7/98    12,000      $2.73
                                                                              12/5/97    15,000      $7.50
Arvin H. Smith.........  Director, Thermo Instrument                          12/5/97    15,000      $7.50


     No options to purchase Common Stock have been exercised by directors and executive officers of Thermo Vision, Thermo Instrument, the Merger Sub and Thermo Electron since the commencement of Thermo Vision's second full fiscal year preceding the date of this Proxy Statement.

     In December 1997, Thermo Vision was "spun out" through a distribution of all of Thermo Vision's outstanding common stock as a tax-free dividend to stockholders of Thermo Optek Corporation, the original parent corporation of Thermo Vision. On December 10, 1997, the Company sold 1,139,491 shares of its common stock in an underwritten initial public offering, registered with the Securities and Exchange Commission on Form S-1. Such shares were sold for a purchase price of $7.50 per share in cash, for net proceeds of $7,033,000.

  OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following table sets forth the beneficial ownership of Common Stock, as of June 30, 1999, with respect to (i) each director and current executive officer of the Company and (ii) all directors and current executive officers as a group.

     While certain directors and executive officers of the Company are also directors and executive officers of Thermo Electron or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Instrument or by Thermo Electron, as the case may be.


                                                                  THERMO VISION
                                                                  CORPORATION(2)
                                                              ----------------------
                                                              NUMBER OF   PERCENTAGE
NAME(1)                                                        SHARES      OF CLASS
-------                                                       ---------   ----------
D. Allan Bromley............................................    16,000         *
Elias P. Gyftopoulos........................................    16,601         *
Roger Herd..................................................       140         *
Paul F. Kelleher............................................     6,600         *
Earl R. Lewis...............................................    42,720         *
Theo Melas-Kyriazi..........................................    70,000         *
Allen J. Smith..............................................    27,000         *
All directors and current executive officers as a group (7
  persons)..................................................   179,061       2.2%


---------------
*   Reflects ownership of less than 1.0% of the outstanding Common Stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.


(2) The shares of Common Stock beneficially owned by Dr. Bromley, Dr. Gyftopoulos, Mr. Kelleher, Mr. Lewis, Mr. Melas-Kyriazi, Mr. Smith and all directors and current executive officers as a group include 15,000, 15,000, 2,000, 25,000, 70,000, 27,000 and 154,000 shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Gyftopoulos include 601 shares allocated through July 3, 1999, to his account maintained under the Company's Deferred Compensation Plan for Directors. Shares beneficially owned by Mr. Lewis include 350 shares held by his spouse. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of June 30, 1999; all directors and current executive officers as a group beneficially owned 2.2% of the Common Stock outstanding as of such date.

    OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THERMO
                                   INSTRUMENT

     The following table sets forth the beneficial ownership of Common Stock, as of June 30, 1999, with respect to (i) each director and current executive officer of Thermo Instrument and (iii) all directors and current executive officers of Thermo Instrument as a group.

     While certain directors and executive officers of Thermo Instrument are also directors and executive officers of Thermo Electron or its subsidiaries other than Thermo Instrument, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Electron or Thermo Instrument, as the case may be.

                                                                  THERMO VISION
                                                                  CORPORATION(2)
                                                              ----------------------
                                                              NUMBER OF   PERCENTAGE
                          NAME(1)                              SHARES      OF CLASS
                          -------                             ---------   ----------
Frank Borman................................................     1,500         *
Richard W.K. Chapman........................................     7,570         *
George N. Hatsopoulos.......................................    23,800         *
John N. Hatsopoulos.........................................    36,100         *
Denis A. Helm...............................................     7,528         *
Barry S. Howe...............................................     7,500         *
Paul F. Kelleher............................................     6,600         *
Earl R. Lewis...............................................    42,270         *
Theo Melas-Kyriazi..........................................    70,000         *
Arvin H. Smith..............................................    16,120         *
Richard F. Syron............................................         0         *
Polyvios C. Vintiadis.......................................     1,500         *
All directors and current executive officers as a group (12
  persons)..................................................   220,938       2.7%

---------------
*   Reflects ownership of less than 1.0% of the outstanding Common Stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) The shares of Common Stock beneficially owned by Col. Borman, Dr. Chapman, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Helm, Mr. Howe, Mr. Kelleher, Mr. Lewis, Mr. Melas-Kyriazi, Mr. Smith, Mr. Vintiadis and all directors and current executive officers as a group include 1,500, 7,500, 15,000, 15,000, 7,500, 7,500, 2,000, 25,000, 70,000, 15,000, 1,500 and 167,500 shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 1999, through the exercise of stock options. Shares beneficially owned by Mr. J. Hatsopoulos include 3,000 shares held by his spouse. Shares beneficially owned by Mr. Lewis include 350 shares held by his spouse. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of June 30, 1999; all directors and current executive officers as a group beneficially owned approximately 2.7% of the Common Stock outstanding as of such date.

OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THERMO ELECTRON

     The following table sets forth the beneficial ownership of Common Stock, as of June 30, 1999, with respect to (i) each director and current executive officer of Thermo Electron and (ii) all directors and current executive officers as a group.

     While certain directors and executive officers of Thermo Electron are also directors and executive officers of majority-owned subsidiaries of Thermo Electron, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Electron or by such majority-owned subsidiaries, as the case may be.


                                                                  THERMO VISION
                                                                  CORPORATION(2)
                                                              ----------------------
                                                              NUMBER OF   PERCENTAGE
                          NAME(1)                              SHARES      OF CLASS
                          -------                             ---------   ----------
John M. Albertine...........................................     1,000         *
Samuel W. Bodman............................................         0         *
Peter O. Crisp..............................................     1,000         *
Elias P. Gyftopoulos........................................    16,601         *
George N. Hatsopoulos.......................................    23,800         *
John N. Hatsopoulos.........................................    36,100         *
Brian D. Holt...............................................     1,500         *
Frank Jungers...............................................     2,400         *
John T. Keiser..............................................     1,500         *
Paul F. Kelleher............................................     6,600         *
Earl R. Lewis...............................................    42,270         *
Robert A. McCabe............................................     2,120         *
Theo Melas-Kyriazi..........................................    70,000         *
Hutham S. Olayan............................................     1,000         *
Robert W. O'Leary...........................................     1,000         *
William A. Rainville........................................     7,500         *
Richard F. Syron............................................         0         *
Roger D. Wellington.........................................     1,000         *
All directors and current executive officers as a group (18
  persons)..................................................   215,841       2.7%


---------------
*   Reflects ownership of less than 1.0% of the outstanding Common Stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.


(2) The shares of Common Stock beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, Mr. O'Leary, Mr. Rainville, Mr. Wellington and all directors and current executive officers as a group include 1,000, 1,000, 15,000, 15,000, 15,000, 1,500, 1,000, 1,500, 2,000, 25,000, 1,000, 70,000, 1,000, 1,000,
    7,500, 1,000 and 160,500 shares, respectively, that such person or members of the group had the right to acquire within 60 days of June 30, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Gyftopoulos include 601 shares allocated through July 3, 1999 to his account maintained pursuant to the Company's Deferred Compensation Plan for Directors. Shares beneficially owned by Mr. J. Hatsopoulos include 3,000 shares held by his spouse. Shares beneficially owned by Mr. Lewis include 350 shares held by his spouse. Shares beneficially owned by Mr. McCabe include 700 shares owned by Pilot Trading Trust, of which Mr. McCabe is a Trustee. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of June 30, 1999; all directors and current executive officers as a group beneficially owned approximately 2.7% of the Common Stock outstanding as of such date.

OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THE MERGER SUB

     Please see "Ownership of Common Stock by Executive Officers and Directors of the Company," "Ownership of Common Stock by Executive Officers and Directors of Thermo Instrument" and "Ownership of Common Stock by Executive Officers and Directors of Thermo Electron," above, for information regarding the ownership of Common Stock by Earl R. Lewis, the sole director and executive officer of the Merger Sub.

                        TRANSACTIONS IN THE COMMON STOCK

     There were no transactions in the Common Stock effected during the 60 days preceding the date of this Proxy Statement by Thermo Vision, Thermo Instrument, the Merger Sub, Thermo Electron or to the best knowledge of the Company, the directors and executive officers of any of Thermo Vision, Thermo Instrument, the Merger Sub or Thermo Electron.